2025 ANNUAL REPORT

ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2025

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from to

Commission file number: 001-36440

ΔVΔNOS

Avanos Medical, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**46-4987888**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

5405 Windward Parkway
Suite 100 South
Alpharetta, Georgia 30004

(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (844) 428-2667

Securities registered pursuant to Section 12(b) of the Act:

Common Stock—$0.01 Par Value	**AVNS**	**New York Stock Exchange**
(Title of each class)	(Trading Symbol)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates or registrant on June 30, 2025 was $565,451,133.

As of February 17, 2026, there were 46,503,458 shares of Avanos Medical, Inc. common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the definitive Proxy Statement for the Avanos Annual Meeting of Stockholders to be held on April 21, 2026 is incorporated by reference into Part III.

AVANOS MEDICAL, INC.

TABLE OF CONTENTS

PART I

Information Concerning Forward-Looking Statements

This Annual Report on Form 10-K (this "Form 10-K") and other materials we have filed or furnished or will file or furnish with the SEC (as well as information included in our oral or other written statements) contain, or will contain, certain "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995, regarding business strategies, market potential, future financial performance and other matters. Forward-looking statements may appear throughout this Form 10-K, including without limitation, in the following sections: Item 1 "Business;" Item 1A "Risk Factors;' and Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as "may," "believe," "will," "expect," "project," "intend," "estimate," "anticipate," "plan" or "continue" and similar expressions, among others. The matters discussed in these forward-looking statements are based on the current plans and expectations of our management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. These factors include, but are not limited to:

- general economic conditions particularly in the United States;

- weakening of economic conditions that could adversely affect the level of demand for our products;

- pricing pressures generally, including cost-containment measures that could adversely affect the price of or demand for our products;

- fluctuations in global equity and fixed-income markets;

- our ability to successfully execute on or achieve the expected benefits of our restructuring initiative;

- supply chain issues and inflationary pressures;

- pandemics or other health emergencies (such as the COVID pandemic);

- the failure of healthcare programs to provide coverage and reimbursement, or reductions in levels of reimbursement;

- changes in the competitive environment;

- the loss of current customers or the inability to obtain new customers;

- cybersecurity threats, including breaches of or cyberattacks on our information systems;

- the ongoing regional conflicts between Russia and Ukraine and in the Middle East;

- concentration of our manufacturing operations in Mexico;

- financial conditions affecting the banking system and the potential threats to the solvency of commercial banks;

- litigation and enforcement actions;

- price fluctuations in key commodities;

- the impact of tariffs;

- the imposition of new or increased tariffs by the United States or the imposition of retaliatory tariffs and other trade restrictions by other countries;

- changes in, or revised interpretations of, import-export laws or international trade agreements;

- fluctuations in currency exchange rates;

- disruptions in the supply of raw materials for or the manufacture or distribution of our finished goods;

- changes in governmental regulations that are applicable to our business;

- our ability to realize the intended benefits of acquisition or merger transactions;

- changes in asset valuations including write-downs of assets such as inventory, accounts receivable or other assets for impairment or other reasons and

- the other matters described in Item 1A - "Risk Factors" in this Form 10-K.

You are cautioned not to unduly rely on such forward-looking statements when evaluating the information in this Form 10-K. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Any forward-looking statement made by us in this Annual Report on Form 10-K speaks only as of the date of this report. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

ITEM 1.   BUSINESS

Overview

Avanos Medical, Inc. is a medical technology company focused on delivering clinically superior medical device solutions that help patients get back to the things that matter. Headquartered in Alpharetta, Georgia, we are committed to addressing some of today's most important healthcare needs, including providing a vital lifeline for nutrition to patients from hospital to home, and reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market our recognized brands globally and hold leading market positions in multiple categories across our portfolio. Unless the context indicates otherwise, the terms "Avanos," "the Company," "we," "our" and "us" refer to Avanos Medical, Inc. and its consolidated subsidiaries. We were originally incorporated in Delaware in 2014. The address of our principal executive offices is 5405 Windward Parkway, Suite 100 South, Alpharetta, Georgia 30004, and our telephone number is (844) 428-2667.

We conduct our business in two operating and reportable segments that provide our medical device products to healthcare providers and patients. We have manufacturing facilities in the United States, Mexico and Canada. Within our reportable segments, we provide a portfolio of innovative product offerings focused on Specialty Nutrition Systems and Pain Management and Recovery to improve patient outcomes and reduce the cost of care.

Specialty Nutrition Systems ("SNS") is a portfolio of products including:

- Enteral feeding, which includes products such as our MIC-KEY® enteral feeding tubes and Corpak® patient feeding solutions. In the years ended December 31, 2025, 2024 and 2023, our MIC-KEY enteral feeding tubes (the "MIC-KEY Products") and our Corpak feeding solutions (the "Corpak Products") each accounted for more than 10% of our consolidated net sales.

- Neonate solutions, which includes NeoMed® neonatal and pediatric feeding solutions and Nexus TKO™ anti-reflux needleless connectors. In the years ended December 31, 2025, 2024 and 2023, our NeoMed neonatal and pediatric feeding solutions (the "NeoMed Products") accounted for more than 10% of our consolidated net sales.

Pain Management and Recovery ("PM&R") is a portfolio of non-opioid pain solutions including:

- Surgical pain and recovery products, such as our ON-Q® and ambIT® surgical pain pumps and our Game Ready® cold and compression therapy systems. In the years ended December 31, 2025 and 2024, none of our surgical pain and recovery products individually accounted for more than 10% of our consolidated net sales. In the year ended December 31, 2023, our ON-Q surgical pain pump individually accounted for more than 10% of our consolidated net sales.

- Radiofrequency Ablation ("RFA") solutions, which provide minimally invasive pain-relieving therapies, such as our COOLIEF® pain therapy products (the "COOLIEF Products") and our Trident™ and ESENTEC™ RFA products used to treat chronic pain conditions. In the years ended December 31, 2025 and 2024, none of our RFA solutions individually accounted for more than 10% of our consolidated net sales. In the year ended December 31, 2023, our COOLIEF Products accounted for more than 10% of our consolidated net sales.

Acquisitions

On September 11, 2025, we entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Nexus Merger Sub, LLC, a newly formed wholly owned subsidiary of the Company ("Merger Sub"), Nexus Medical, LLC, a Kansas limited liability company ("Nexus"), and Edward Kuklenski, as representative of Nexus' members. The transaction contemplated by the Merger Agreement (the "Nexus Acquisition") closed concurrently with the execution of the Merger Agreement. Pursuant to the Merger Agreement, Nexus, a privately held medical device company, merged with and into Merger Sub, with Nexus surviving the merger as a wholly owned subsidiary of the Company. The total purchase price paid by the Company in the Nexus Acquisition was $27.0 million (subject to certain working capital and other adjustments), with up to an additional $20.0 million payable in contingent cash consideration based on the increase in net sales of certain Nexus products during the first three years following the acquisition. The purchase price in the Nexus Acquisition was funded by available cash on hand.

On July 24, 2023, we closed the acquisition of Diros Technology Inc. ("Diros"), a leading manufacturer of innovative RFA products used to treat chronic pain conditions (the "Diros Acquisition"). The purchase price was approximately $53.0 million, consisting of $2.5 million cash paid upon entry into the definitive agreement and $50.5 million in cash at closing less working capital and other adjustments, with an up to additional $7.0 million payable in contingent cash consideration based on achievement of certain performance objectives defined in the purchase agreement. The purchase price for the Diros Acquisition was funded by available cash on hand and proceeds from our Revolving Credit Facility.

For further information regarding the acquisitions of Nexus and Diros, see "Business Acquisitions" in Note 4 to the Consolidated financial statements in Item 8 of this Form 10-K.

Sales of Assets

On July 31, 2025, we sold substantially all the assets associated with our HA product line to CMM, a privately held company. In the fourth quarter of 2025, we sold the assets associated with our Game Ready rental business. These transactions align with our ongoing transformation initiative, which is focused on advancing our strategic SNS and PM&R segments.

Divestiture

On October 2, 2023, we closed the sale of our Respiratory Health ("RH") business to SunMed Group Holdings, LLC ("Buyer") (the "RH Divestiture"). The purchase price for our RH business was $110.0 million in cash subject to certain adjustments based on the indebtedness and inventory transferred to Buyer at the closing and the chargebacks assumed by Buyer but that would otherwise have been payable by the Company and its subsidiaries on or after October 2, 2023 to distributors of the Company's RH products located in the United States.

In conjunction with the RH Divestiture, we and Buyer entered into various transition services agreements pursuant to which we, Buyer and each company's respective affiliates provide to each other various transitional services, including, but not limited to, product manufacturing and distribution, facilities, order fulfillment, invoicing, quality assurance, regulatory support, audit support and other services. The remaining limited support services being performed will terminate no later than three years following the closing. For further information regarding the RH Divestiture, see "Discontinued Operations" in Note 7 to the Consolidated financial statements in Item 8 of this Form 10-K.

Sales and Marketing

We direct our primary sales and marketing efforts toward hospitals, ambulatory care centers, and other sites of care. We engage with physicians and other healthcare providers to highlight the unique benefits and competitive differentiation of our branded products. We work directly with physicians, nurses, professional societies, hospital administrators and healthcare group purchasing organizations ("GPOs") to collaborate and educate on emerging practices and clinical techniques. These marketing programs are delivered directly to healthcare providers. Additionally, we provide marketing programs to our strategic distribution partners throughout the world.

Distribution

While our products are generally marketed directly to hospitals and other healthcare providers, they are generally sold through third-party wholesale distributors, with some sales directly to healthcare facilities and other end-user customers. In the year ended December 31, 2025, approximately 49% of our net sales in North America were made through distributors. In the year ended December 31, 2025, sales to Medline Industries accounted for approximately 12% of consolidated net sales. In the year ended December 31, 2024, sales to McKesson Corporation and Medline Industries accounted for approximately 18% and 17% of consolidated net sales, respectively. In the year ended December 31, 2023, sales to Medline Industries, McKesson Corporation, and Owens & Minor, Inc. accounted for approximately 15%, 13%, and 6% of consolidated net sales, respectively.

Outside North America, sales are made either directly to end-user customers or through distributors, depending on the market served. In the year ended December 31, 2025, approximately 67% of our net sales outside North America were made through wholesalers or distributors.

We utilize distribution centers in North America, Europe, Australia and Japan. No material portion of our business is subject to renegotiation of profits or termination of contracts at the election of the government.

Group Purchasing Organizations

Our agreements with GPOs enables us to sell our products to their members, whether sold directly by us or through independent wholesale distributors. Agreements with GPOs are generally renewed every three years. GPOs negotiate pricing and volume purchasing discounts for hospitals, physician practices and other health care providers and institutions. Under our agreements with GPOs, we pay a fee based on sales of our products to GPO members, which is recorded as a reduction of net sales. Approximately 29% of our global net sales in the year ended December 31, 2025, including sales to wholesale distributors, were contracted through GPOs.

Competition

While no single company competes with us across the full breadth of our offerings, we face competition in U.S. and international markets.

There are a variety of treatment means and alternative clinical practices to address pain management and recovery and enteral feeding. We face competition from these alternative treatments, as well as improvements and innovations in products and technologies by our competitors. Major competitors include, among others:

- *Specialty Nutrition Systems:* Boston Scientific Corporation, Cook Medical, Applied Medical Technology, Inc. and Cardinal Health

- *Pain Management and Recovery:* Boston Scientific Corporation, Pacira Pharmaceuticals, Inc., Stryker Corporation, Medtronic plc, Pajunk Medical Systems, Stratus Medical and Nice Recovery Systems.

In developing and emerging markets, alternative clinical practices and different standards of care are our primary competition. While we believe that the number of procedures using our products will grow due, in part, to increasing global access to healthcare, we expect that our ability to compete with other providers of similar products will be impacted by rapid technological advances, pricing pressures and third-party reimbursement practices. We continued to defend our market positions in 2025, launching two new products globally and completing the Nexus Acquisition, which expanded our portfolio into the vascular access market. The Nexus Acquisition enhanced our product offerings and is aligned with our existing call points, increasing our relevance with current customers. We believe that our key product characteristics, such as proven efficacy, reliability and safety, along with our product launch capability, efficient manufacturing processes, education and training, and our established distribution network, field sales organization and customer service group, are important factors that distinguish us from our competitors.

Research and Development

We continuously engage in research and development to commercialize new products and enhance the effectiveness, reliability and safety of our existing products. We incurred research and development costs of $23.3 million in 2025, $26.2 million in 2024 and $27.2 million in 2023. These amounts consisted primarily of salaries and related expenses for personnel, product trial costs, outside laboratory and license fees, the costs of laboratory equipment and facilities and asset write-offs for equipment associated with unsuccessful product launches.

Intellectual Property

Patents, trademarks and other proprietary rights are very important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as they become available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property owned by others.

We hold numerous patents and have numerous patent applications pending in the United States and other countries that relate to the technology used in many of our products. We utilize patents in our Pain Management and Recovery and Specialty Nutrition Systems products. These patents generally expire between 2026 and 2047. None of the patents we license from third parties are material to our business.

We consider the patents we own and the trademarks under which we sell certain of our products, as a whole, to be material to our business. However, we do not consider our business to be materially dependent upon any individual patent or trademark.

Raw Materials

We use a wide variety of raw materials and other inputs in our production processes. We base our purchasing decisions on quality assurance, cost effectiveness and regulatory requirements, and we work closely with our suppliers to ensure continuity of supply while maintaining high quality and reliability. We primarily purchase these materials from external suppliers, some of which are single-source suppliers.

Regulatory Matters

The development, manufacture, marketing, sale, promotion and distribution of our products are subject to comprehensive government regulation. Government regulation by various national, regional, federal, state and local agencies, both in the United States and other countries, addresses (among other matters) inspection of, and controls over, research and laboratory procedures, clinical investigations, product approvals and manufacturing, labeling, packaging, marketing and promotion, pricing and reimbursement, sampling, distribution, quality control, post-market surveillance, servicing, record keeping, storage and disposal practices. Our operations are also affected by trade regulations in many countries that limit the import of raw materials and finished products and by laws and regulations that seek to prevent corruption and bribery in the marketplace (including the U.S. Foreign Corrupt Practices Act and the United Kingdom Bribery Act, which provide guidance on corporate interactions with government officials) and require safeguards for the protection of personal data. In addition, we are subject to laws and regulations pertaining to healthcare fraud and abuse, including state and federal anti-kickback and false claims laws in the United States.

Compliance with these laws and regulations is costly and materially affects our business. Among other effects, healthcare regulations substantially increase the time, difficulty and costs incurred in obtaining and maintaining approval to market newly developed and existing products. For example, in the United States, before we can market a new medical product, or market a new use for, claim for or significant modification to an existing product, we generally must first receive clearance under Section 510(k) of the Food, Drug and Cosmetic Act ("510(k) clearance") from the United States Food and Drug Administration ("FDA"). In order for us to obtain 510(k) clearance, the FDA must determine that our proposed product is substantially equivalent to a device legally on the market, known as a predicate device, with respect to intended use, technology, safety and effectiveness. Similarly, most major markets for medical devices outside the United States also require clearance, approval or compliance with certain standards before a product can be commercially marketed. For instance, the European Union, or EU, harmonized national regulations for the control of medical devices through the European Medical Device Directive ("EU MDD"), with which manufacturers must comply. To sell medical devices in the EU, manufacturers must place a CE mark on their products, signifying to customers that the products meet EU requirements for safety and performance. For all but the lowest risk medical devices, manufacturers must have approval from a notified body prior to placing the CE mark on their devices. Medical devices without a CE mark may not be sold or distributed in the EU.

During 2021, the European Union adopted the EU Medical Device Regulation ("EU MDR"), replacing the EU MDD. The main goal of this regulation is to enhance product safety, quality and transparency for medical devices within the European Union. To achieve this, the EU MDR includes significant new requirements for medical devices, including enhanced requirements for clinical evidence and documentation, increased focus on device identification and traceability, and additional post-market surveillance and diligence. Compliance with the EU MDR requires re-certification of many of our products to the enhanced standards, during a transition period ending December 31, 2027 or December 31, 2028, depending upon the classification of the device. Complying with the EU MDR has required us to incur significant expenditures.

We expect that ensuring compliance with these regulations will continue to require significant technical expertise and capital investment. Failure to comply with applicable regulations will delay the release of a new product or result in regulatory and enforcement actions, the seizure or recall of a product, the suspension or revocation of the authority necessary for a product's production and sale and other civil or criminal sanctions, including fines and penalties.

In addition to regulatory initiatives, our business can be affected by ongoing studies of the utilization, safety, effectiveness and outcomes of healthcare products and their components. These studies, which are regularly conducted by industry participants, government agencies and others, can call into question the utilization, safety and effectiveness of previously marketed products. In some cases, these studies have resulted, and may in the future result, in the discontinuance of, or limitations on, marketing of products domestically or worldwide, and may give rise to claims for damages from persons who believe they have been injured as a result of their use.

Access to healthcare products continues to be a subject of investigation and action by governmental agencies, legislative bodies and private organizations in the United States and other countries. A major focus is cost containment. Efforts to reduce healthcare costs are also being made in the private sector, notably by healthcare payors and providers, which have instituted various cost reduction and containment measures. We expect insurers and providers to continue attempts to reduce the cost of healthcare products. Outside the United States, many countries control the price of healthcare products directly or indirectly, through reimbursement, payment, pricing, coverage limitations, or compulsory licensing. Budgetary pressures in the United

States and in other countries may also heighten the scope and severity of pricing pressures on our products for the foreseeable future.

We expect debate to continue during the next several years at all government levels worldwide, including the United States, over the marketing, availability, method of delivery, and payment for healthcare products and services. We believe that future legislation and regulation in the markets we serve could affect access to healthcare products and services, increase rebates, reduce prices or the rate of price increases for healthcare products and services, change healthcare delivery systems, create new fees and obligations, or require additional reporting and disclosure. It is not possible to predict the extent to which we or the healthcare industry in general might be affected by the matters discussed above. Such legislative or regulatory changes could have a material adverse effect on our business by reducing the prices paid for our products or imposing other requirements.

Since we market our products worldwide, certain products and variations of product lines must also meet applicable local regulatory requirements. Certain additional risks are inherent in conducting business outside the United States, including price and currency exchange controls, changes in currency exchange rates, limitations on participation in local enterprises, expropriation, nationalization, and other governmental action.

Demand for many of our existing and new medical devices is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the countries where we do business. Statutory and regulatory requirements for Medicaid, Medicare and other government healthcare programs govern provider reimbursement levels. From time to time, legislative changes are made to government healthcare programs that impact our business, and the federal and/or state governments may continue to enact measures in the future aimed at containing or reducing reimbursement levels for medical expenses paid for in whole or in part with government funds. We cannot predict the nature of such measures or their impact on our business, results of operations, financial condition and cash flows. Any reduction in the amount of reimbursements received by our customers could have a material adverse effect on our business by reducing their selection of our products and the prices they are willing to pay.

Environmental, Health and Safety Matters

Our operations are subject to federal, state, provincial and local laws, regulations and ordinances relating to various environmental, health and safety matters. We believe our operations are in compliance with, or we are taking actions designed to ensure compliance with, these laws, regulations and ordinances. However, the nature of our operations exposes us to the risk of claims concerning non-compliance with environmental, health and safety laws or standards, and there can be no assurance that material costs or liabilities will not be incurred in connection with those claims. We are not currently named as a party in any judicial or administrative proceeding relating to environmental, health or safety matters.

While we have incurred in the past several years, and will in the future continue to incur, capital and operating expenditures in order to comply with environmental, health and safety laws, regulations and ordinances, we believe that our future cost of compliance with such regulations and ordinances, and our exposure to liability for environmental, health and safety claims will not have a material adverse effect on our business, results of operations, financial condition or cash flows. However, future events, such as changes in existing laws and regulations, or contamination of sites owned, operated or used for waste disposal by us (including currently unknown contamination and contamination caused by prior owners and operators of such sites or other waste generators) may give rise to additional costs which could have a material adverse effect on our financial condition, results of operations or liquidity.

Employees and Human Capital Management

Employees are our most-valued resource and are at the center of everything we do. Their talent, diversity and commitment are crucial to our innovation and success. Our work environment fosters personal, professional and corporate growth and nurtures innovation through product development and customer solutions. Our global teams work together in a spirit of cooperation to improve health and healthcare every day.

Employee demographics presented in the table below represent the number of employees as of December 31, 2025:

Global Employees	2025	% of Total
United States and Canada	754	32.9%
Mexico	1,324	57.9%
Latin America	10	0.4%
Europe, Middle East and Africa	108	4.7%
Asia Pacific	91	4.0%
Total	2,287	

Compensation

We strive to compensate employees competitively and fairly in markets throughout the world. Compensation for salaried employees is strongly tied to performance objectives. Salaried employees above a certain pay grade have a substantial portion of their total compensation subject to performance objectives. More about the compensation paid to our executive officers can be found in the proxy statement relating to our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement").

Training and Educational Opportunities

Because we are a medical device manufacturer, our employees are regularly trained in key areas required by the FDA and other applicable regulatory authorities, including topics such as documentation, safety, complaint handling, anti-bribery and quality, among others. In addition to regulated training, employees are educated on the Avanos Code of Conduct, which aims to ensure all our employees understand and act in alignment with our cultural and behavioral expectations.

Employee Engagement

We believe that employees who are engaged in their roles, treated as partners in the business and recognized for their efforts, are more satisfied and productive. Our goal is to ensure that each of our more than 2,200 employees understands how they contribute to the Company's innovation and growth. This is accomplished through an employee recognition program and ongoing, two-way communications, including videos and podcasts, that allow employees to engage with and hear directly from members of the executive team.

Health and Safety

We are committed to protecting our employees everywhere we operate. We identify potential risks associated with workplace activities in order to develop measures to mitigate possible hazards. In addition, we support employees with safety training and put specific programs in place for those working in potentially hazardous environments. In addition to offering a comprehensive health and benefits package, we sponsor a variety of wellness initiatives, including an Employee Assistance Program, health assessments, and Company-sponsored challenges that foster healthy habits.

Workforce & Global Culture

We are an equal opportunity employer committed to providing a workplace free of harassment or discrimination based on race, color, religion, sex, sexual orientation, gender identity, national origin, disability, veteran status or other legally protected characteristic.

We believe that a strong, high-performing organization benefits from a workforce that reflects a broad range of backgrounds, experiences, and perspectives. This commitment supports our ability to serve diverse patients, customers, and communities around the world and contributes directly to innovation, sound decision-making, and long-term business success.

Our Human Resources organization is responsible for establishing the strategy and providing direction, guidance, and support to employee networks and engagement initiatives that strengthen connection, collaboration, and belonging across the enterprise. Through these efforts, we seek to enhance engagement and motivation across our global workforce and to cultivate an environment where employees can perform at their best and advance based on merit and contribution.

The following table shows various diversity metrics for the Company as of December 31, 2025.

Employee Diversity	2025
Women - global director and above[a]	30.8%
Ethnically diverse - U.S. director and above[a]	25.9%
Women - global salaried employees	49.8%
Ethnically diverse - U.S. salaried employees	30.9%

(a) Leaders in director-level position or higher.

Available Information

We make financial information, news releases and other information available on our corporate website at *www.avanos.com*. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on our corporate website as soon as reasonably practicable after we file these reports and amendments with, or furnish them to, the SEC. The information contained on or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this or any other report filed with the SEC. Stockholders may also contact Stockholder Services, 5405 Windward Parkway, Suite 100 South, Alpharetta, Georgia 30004 or call (844) 428-2667 to obtain a hard copy of these reports without charge.

ITEM 1A. RISK FACTORS

Our business faces many risks and uncertainties. Any of the risks discussed below, as well as factors described in other places in this Annual Report on Form 10-K, or in our other filings with the SEC, could materially adversely affect our business, consolidated financial position, results of operations or cash flows. In addition, these items could cause our future results to differ from our recent results, from our anticipated future results and from those in any of our forward-looking statements. These risks are not the only ones we face. Other risks that we do not presently know about or that we presently believe are not material could also adversely affect us.

Risks Related to our Business and Industry

We face strong competition. Our failure to compete effectively could have a material adverse effect on our business.

Our industry is highly competitive. We compete with many domestic and foreign companies ranging from small start-up enterprises that might sell only a single or limited number of competitive products or compete only in a specific market segment, to companies that are larger and more established than us, have a broad range of competitive products, participate in numerous markets and have access to significantly greater financial and marketing resources than we do. We are also subject to potential competition from new technologies or new market entrants. Competitive factors include price, alternative clinical practices, innovation, quality and reputation. Our failure to compete effectively could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may not be successful in developing, acquiring or marketing competitive products and technologies.

Our industry is characterized by extensive research and development and rapid technological advances. The future success of our business will depend, in part, on our ability to design, acquire and manufacture new competitive products and enhance existing products. Accordingly, we commit substantial time, funds and other resources to new product development, including research and development, acquisitions, licenses, clinical trials and physician education. We make these substantial expenditures without any assurance that our products will obtain regulatory clearance or reimbursement approval, acquire adequate intellectual property protection or receive market acceptance. Development by our competitors of improved products, technologies or enhancements may make our products, or those we develop, license or acquire in the future, obsolete or less competitive, which could negatively impact our net sales. Our failure to successfully develop, acquire or market competitive new products or enhance existing products could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We cannot guarantee that any of our strategic acquisitions, investments or alliances will be successful.

We intend to supplement our growth through strategic acquisitions of, investments in and alliances with new medical technologies. The success of any acquisition, investment or alliance may be affected by a number of factors, including our ability to identify and then properly assess and value the potential business opportunity or to successfully integrate any business we may acquire into our existing business. These types of transactions may require more resources and investments than originally anticipated, may divert management's attention from our existing business, may result in exposure to unexpected liabilities of the acquired business, and may not result in the expected benefits, savings or synergies. There can be no assurance that we will be able to identify and successfully make strategic acquisitions of, investments in and alliances with new medical technologies or that any past or future acquisition, investment or alliance will be cost-effective, profitable or successful.

We may be unable to attract and retain key employees necessary to be competitive.

Our ability to compete effectively depends upon our ability to attract and retain executives and other key employees, including people in technical, marketing, sales, and research and development positions. Competition for experienced employees, particularly for persons with specialized skills, can be intense. Our ability to recruit such talent will depend on a number of factors, including compensation and benefits, work location and work environment. If we cannot effectively recruit and retain qualified executives and employees, our business could be materially adversely affected.

We rely on the proper function, security and availability of our information technology systems and data, as well as those of third parties, to operate our business, and a breach of our information technology systems, could have a material adverse effect on our business.

We rely on information technology systems to process, transmit and store electronic information in our day-to-day operations. Our information technology systems may fail to perform as anticipated, and we may encounter difficulties in implementing new systems, adapting these systems to changing technologies or expanding them to meet the future needs and growth of our business. Our information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems. This enables us to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards and changes in the techniques used to prevent unauthorized access to our data and information systems. There can be no assurance that these efforts will be successful or that systems issues will not arise in the future.

Furthermore, from time to time we consummate new business acquisitions. We face risks associated with defects and vulnerabilities in acquired businesses' systems and difficulties or disruptions in connection with the integration of such acquisitions into our own information technology systems.

Lastly, our information technology systems may be subjected to damage or interruption from power outages, computer and telecommunication failures, usage errors by our employees, security breaches, computer viruses or other malicious codes, unauthorized access attempts and cyber, phishing or ransomware attacks. Furthermore, we rely on third-party vendors to support certain aspects of our information technology systems and to store certain information. These third parties could also be subject to these types of attacks. These attacks could result in our intellectual property and other confidential information, including personal health information, being lost or stolen, disruption of our operations, loss of reputation and other negative consequences, such as increased costs for security measures or remediation costs and diversion of management attention. While we will continue to implement additional protective measures to reduce the risk of and detect future cyber incidents, cyber-attacks are becoming more sophisticated and frequent, and the techniques used in such attacks change rapidly. There can be no assurance that our protective measures will prevent future attacks that could have a material adverse effect on our business.

Our failure to effectively integrate AI into our information technology systems and operations could have a material adverse effect on our business.

The development, adoption and use of generative artificial intelligence, or AI, technology presents opportunities and risks. We are working to expand our use of AI to drive efficiencies and enhance productivity, including in the areas of finance, procurement, marketing and IT support. In early 2025, we implemented secure enterprise versions of Microsoft Co-Pilot and Enterprise ChatGPT within our organization. We also implemented an Open Text AI solution to automate sales order ingestion into SAP. We conducted security assessments and tests to mitigate risk prior to the rollout of these AI tools. In 2026, we plan to start working with enterprise Claude Code for non-proprietary coding work and to develop AI Agents in our secure enterprise ChatGPT environment for conducting data analysis. We have published an enhanced policy with additional guardrails to address the AI-related risks associated with data privacy, cybersecurity and copyright and intellectual property protections. However, there can be no assurance that we will be able to successfully integrate AI into our operations or that usage of AI will enhance our operations or be beneficial to our business, including our efficiency or profitability.

The development, adoption and use of AI technology is still at an early stage, and ineffective or inadequate AI development or deployment practices by the Company or third-party vendors could result in negative or unintended consequences. In addition, there are technical challenges associated with achieving the desired level of accuracy, efficiency and reliability in AI technology. The algorithms and models utilized in AI systems may have limitations, including biases, errors or an inability to handle certain data types or scenarios. Furthermore, there is a risk of AI-related system failures, disruptions or vulnerabilities that could compromise the integrity, security or privacy of the generated content. These limitations or failures could result in operational inefficiencies, reputational damage and legal liabilities. AI technology also presents new and significant cybersecurity safety risks. Additionally, developing, testing and deploying AI systems may require additional investment and increase our costs.

Our failure to effectively integrate AI into our information technology systems and operations could have a material adverse effect on our business.

We may be unable to protect our intellectual property rights or may infringe the intellectual property rights of others.

We rely on patents, trademarks, trade secrets and other intellectual property assets in the operation of our business. Our efforts to protect our intellectual property and proprietary rights may not be sufficient. We cannot be sure that pending patent applications will result in the issuance of patents or that patents issued or licensed to us will remain valid or prevent competitors from introducing similar competing technologies. Our ability to enforce and protect our intellectual property rights may be limited in certain countries outside of the United States in which we operate, which could make it easier for our competitors to develop or distribute similar or superior competing technologies in those jurisdictions. In addition, our competitive position may be adversely affected by expirations of our significant patents, which would allow competitors to freely use our technology to compete with us.

We operate in an industry characterized by extensive patent litigation and competitors may claim that our products infringe their intellectual property rights. Resolution of patent litigation or other intellectual property claims is inherently unpredictable, typically time consuming and costly and can result in significant damage awards and injunctions that could prevent the manufacture and sale of the affected products or require us to make significant royalty payments in order to continue selling the affected products. Any one of these could have a material adverse effect on our business, results of operations, financial condition and cash flows. At any given time we are involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time. We can expect to face additional claims of patent infringement in the future.

Our business and operations are subject to risks related to global climate change.

Global climate change presents risks to our business. Shifts in weather patterns caused by climate change are expected to increase the frequency, severity and duration of certain adverse weather conditions and natural disasters, such as hurricanes, tornadoes, wildfires, droughts, extreme temperatures and flooding. Such extreme weather conditions and the other conditions caused by or related to climate change could increase our operational costs; pose physical risks to our facilities and those of our customers and suppliers; and adversely impact various aspects of our business, including our supply chain, our manufacturing and distribution networks, the availability and cost of raw materials and components, the energy supply, transportation, and other inputs necessary for the operation of our business. In addition, more stringent environmental laws and regulations that are designed to mitigate the effects of climate change may result in increased costs to operate our business, increased compliance costs and adverse impacts on raw material sourcing, our manufacturing operations and the distribution of our products. Such developments could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our customers depend on third-party coverage and reimbursements. The failure of healthcare programs to provide coverage and reimbursement, or reductions in levels of reimbursement, could have a material adverse effect on our business.

The ability of our customers to obtain coverage and reimbursements for products they purchase from us is important to our business. Demand for many of our existing and new medical products is, and will continue to be, affected by the extent to which government healthcare programs and private health insurers reimburse our customers for patients' medical expenses in the countries where we do business. Any reduction in or elimination of the amount of reimbursements received by our customers could harm our business by reducing their selection of our products and the prices they are willing to pay.

In addition, as a result of their purchasing power, third-party payors are implementing cost-cutting measures such as seeking discounts, price reductions or other incentives from medical products suppliers and imposing limitations on coverage and reimbursements for medical technologies and procedures. These trends could compel us to reduce prices for our existing products and potential new products and could cause a decrease in the size of the market or a potential increase in competition that could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Our PM&R portfolio of products includes RFA treatments for peripheral nerve pain. Currently, Medicare covers RFA treatments for peripheral nerve pain when deemed medically necessary and other treatments have not been successful. Recently, a number of Medicare Administrative Contractors ("MACs") have drafted a proposed coverage policy questioning whether RFA treatment for peripheral nerve pain is reasonable and necessary for Medicare coverage. A final determination on this issue is expected to be made in early 2026. While Avanos has joined an industry coalition and taken other steps to advocate against any change to the existing Medicare reimbursement policies for peripheral RFA treatments, there can be no assurance that such efforts will be successful. A final determination by certain MACs that RFA treatment for peripheral nerve pain is not reasonable and necessary for coverage would eliminate Medicare reimbursements for such treatments for such MACs, which could have a material adverse effect on sales of our RFA products.

A pandemic or other public health emergency could adversely impact our business operations, financial condition, results of operations and cash flows.

In connection with prior pandemics (such as the COVID-19 pandemic), governmental authorities and private enterprises implemented measures, such as travel bans and restrictions, quarantines, shelter-in-place orders and shutdowns. These or other measures may in the future be implemented in connection with another pandemic or public health emergency. Our customers, global suppliers, distributors and manufacturing facilities have in the past been, and could in the future be, materially affected by restrictive measures implemented in response to a pandemic or public health emergency. As a result of a future pandemic or public health emergency, we could experience delays in, or the suspension of, our manufacturing operations, sales activities, research and product development activities, regulatory work streams and other important commercial functions, which may have a material adverse impact on our business, financial condition, results of operations and cash flows. The extent of any future pandemic or public health emergency's effect on our business and industry will depend on, among other things, the severity of the disease, the successful development, distribution and acceptance of vaccines for diseases, future resurgences and/ or the spread of disease variants, all of which are uncertain and difficult to predict.

An inability to obtain key components, raw materials or manufactured products from third parties may have a material adverse effect on our business.

We depend on the availability of various components, raw materials and manufactured products supplied by others for our operations. If the capabilities of our suppliers and third-party manufacturers are limited or stopped, due to quality, regulatory or other reasons, including natural disasters, pandemics or other health emergencies (such as the COVID-19 pandemic), political instability, government actions, prolonged power or equipment failures or labor dispute, it could negatively impact our ability to manufacture or deliver our products and could expose us to regulatory actions. Further, for quality assurance or cost effectiveness, we purchase from sole suppliers certain components and raw materials. Although there are other sources in the market place for these items, we may not be able to quickly establish additional or replacement sources for certain components or materials due to regulations and requirements of the FDA and other regulatory authorities regarding the manufacture of our products. The loss of any sole supplier or any sustained supply interruption that affects our ability to manufacture or deliver our products in a timely or cost effective manner could have a material adverse effect on our business, results of operations, financial condition and cash flows.

An interruption in our ability to manufacture products may have a material adverse effect on our business.

Many of our key products are manufactured at single locations, with limited alternate facilities. In addition, the majority of our manufacturing output is concentrated at the two manufacturing facilities that we operate in Mexico. If one or more of these facilities experience damage, or if these manufacturing capabilities are otherwise limited or stopped due to quality, regulatory or other reasons, including natural disasters, pandemics or other health emergencies (such as the COVID-19 pandemic), political instability, government actions, prolonged power or equipment failures or labor dispute, it may not be possible to timely manufacture the relevant products at previous levels or at all. A reduction or interruption in any of these manufacturing processes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may not successfully execute on or achieve the expected benefits of our restructuring initiative.

In January 2023, we initiated a three-year restructuring initiative (the "Transformation Process") pursuant to which we have: (i) combined our Chronic Care and Pain Management franchises into a single commercial organization focused on the SNS and PM&R product categories; (ii) rationalized our product portfolio including certain low-margin, low-growth product categories, through targeted divestitures (such as the RH Divestiture and the sale of our HA assets); (iii) undertaken additional cost management activities to enhance our operating profitability; and (iv) pursued efficient capital allocation strategies, including through acquisitions that meet our strategic and financial criteria (such as the Nexus Acquisition and the Diros Acquisition). The initial activities associated with the Transformation Process were substantially complete at the end of 2024. During 2024, following the RH Divestiture, we initiated the final phase of the Transformation Process, which is aimed at aligning our organizational structure, our manufacturing and distribution activities, and our operational footprint with our remaining business. In the first six months of 2025, the Plan was expanded to accommodate additional manufacturing and operational initiatives. In the fourth quarter of 2025, the assessment of our organization performed in conjunction with the appointment of our new Chief Executive Officer was completed and the Plan was expanded to align our organizational structure with our business needs. The initiatives associated with the expansion of the Plan are expected to run through 2026. The Transformation Process is subject to a variety of known and unknown risks and uncertainties, including the potential that we may not be able to: achieve the anticipated benefits and cost-saving opportunities identified in the restructuring initiative. In addition, the expected benefits and cost-saving opportunities related to the Transformation Process may take longer to realize than expected. Further, implementation of the Transformation Process could be disruptive to our operations and result in reduced employee morale. Failure to fully realize or maintain the anticipated benefits of the Transformation Process could have a material adverse impact on our business, results of operations, financial condition and cash flows.

We may not achieve the expected benefits of our divestiture activities.

One of the objectives of the Transformation Process is the rationalization of our product portfolio through targeted divestitures such as the RH Divestiture. The RH Divestiture represents a key component of the Transformation Process, and was aimed at accelerating the Company's efforts to focus its portfolio on markets where it is well positioned to succeed. We may engage in additional divestiture activities in the future. Any divestiture we undertake is subject to a variety of known and unknown risks and uncertainties, including the potential that we may not be able to achieve the anticipated benefits of such divestiture. In addition, the expected benefits related to any divestiture may take longer to realize than expected. Further, any divestiture could be disruptive to our operations and result in reduced employee morale. Failure to fully realize the anticipated benefits of any divestiture could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Ongoing regional conflicts and the related implications could have a material adverse effect on our business and results of operations.

We are subject to risks as a result of regional conflicts in different parts of the world, including the conflict between Russia and Ukraine and conflict in the Middle East. As a result of the ongoing military conflict between Russia and Ukraine, the United States and other countries have imposed significant sanctions on Russia and could impose even wider sanctions. Conflict in the Middle East could negatively affect sales of our products in that region and could give rise to embargoes on, or disruptions to, the supply of petroleum. In addition, actual or threatened military conflict between China and Taiwan could result in significant disruptions to our supply chain. Furthermore, any military action taken by the United States against drug cartels in Mexico could disrupt political and economic relations between the United States and Mexico, which could have a material adverse impact on our manufacturing operations in Mexico. These military conflicts and related sanctions or embargoes could damage or disrupt international commerce, shipping, supply chains and the global economy. We cannot predict the broader or longer-term consequences of these conflicts, which could include further sanctions and embargoes, regional instability, geopolitical shifts, exchange rate fluctuations, inflation, financial market disruptions and economic recession. Further, these conflicts could exacerbate supply chain challenges, lead to an increase in cyberattacks from Russia and elsewhere, affect the global price and availability of key commodities, reduce our sales and earnings or otherwise have an adverse effect on our business and results of operations.

In addition, these regional conflicts may have the effect of heightening other risks disclosed in this Item 1A, any of which could materially and adversely affect our business and results of operations. Such risks include but are not limited to interruptions in the transportation channels for the manufacture and global distribution of our products, heightened inflation, depressed levels of consumer and commercial spending, disruptions to our global technology infrastructure, adverse changes in international trade policies and relations, and the inability to implement and execute our business strategy. We are currently unable to predict the extent, nature or duration of any of these occurrences.

Supply chain disruptions could have a material adverse effect on our business.

We rely on a complex global supply chain composed of multiple external suppliers, some of which are single-source suppliers. These suppliers provide raw materials and other inputs for our production processes; supply certain components for our products; and deliver other goods and services used in our business. We cannot be certain that our current suppliers will continue to provide us with the quantities of materials that we require or satisfy our anticipated specifications and quality requirements on a timely basis or at all. In addition, any supply chain disruption in limited or sole sourced raw materials could materially harm our ability to manufacture our products until a new source of supply, if any, could be identified and qualified.

In addition, we rely on various transportation channels for global distribution of our products through shipping ports located throughout the world. Labor unrest, political instability, the outbreak of pandemics or other health emergencies (such as the COVID-19 pandemic), trade restrictions, transport capacity and costs, port security, weather conditions, natural disasters or other events could slow port activities and could adversely affect our business by interrupting product shipments and may increase our transportation costs if we are forced to use more expensive shipping alternatives.

From time to time we may be negatively impacted by supply chain disruptions, including disruptions caused by the following:

- Suppliers extending lead times, experiencing capacity constraints, limiting or canceling supply, allocating supply to other customers (including our competitors), delaying or canceling deliveries, going out of business or increasing prices;

- Supplier quality issues;

- A resurgence of the COVID-19 pandemic or other pandemics, epidemics or infectious disease outbreaks;

- Cybersecurity events, manmade or natural disasters, operational failures or other events that disrupt us or our suppliers;

- Military conflicts and associated sanctions or embargoes;

- Long lead times to qualify alternate or additional suppliers, or the unavailability of qualified alternate suppliers; and

- Other events or occurrences that are beyond our control, including transportation delays, inflationary pricing pressures, work stoppages, labor shortages and governmental regulatory actions.

These and other supply chain issues can increase our costs, disrupt or reduce our production, delay our product shipments, prevent us from meeting customer demand and damage our customer relationships. They may keep us from successfully implementing our business strategy and could materially harm our business, results of operations, financial condition and cash flows.

Our business, operating results, and cash flows have been affected and may continue to be adversely affected by inflationary pressures.

Inflationary pressures remain significant due to general macroeconomic factors as well as the global supply chain disruptions, labor shortages and other factors. We expect those inflationary trends to continue for the foreseeable future. These inflationary pressures have affected our manufacturing costs, operating expenses (including wages) and other expenses. We may not be able to pass these cost increases on to our customers in a timely manner, which could have an impact on our gross margins and profitability. In addition, inflation has resulted in higher interest rates and could otherwise adversely impact the macroeconomic environment, which in turn could adversely impact our customers and their ability or willingness to purchase our products. Our inability to successfully manage the effects of inflation could have a material adverse effect on our business, results of operations and cash flows.

The adoption and interpretation of tax laws may have a material adverse effect on our business.

The laws and rules and related interpretations dealing with income taxation are frequently reviewed and amended by governmental bodies, officials and regulatory agencies in the United States and other jurisdictions in which we do business. The governmental bodies may include the U.S. Internal Revenue Service, the U.S. Treasury Department, the U.S. Congress, taxing authorities in countries outside the United States, and various state, provincial, local or municipal regulatory agencies. Our provision for income taxes and results of operations may be adversely affected by changes to our operating structure, changes in the mix of income and expenses in countries with differing tax rates, changes in the valuation of deferred tax assets and liabilities or changes in tax laws, regulations or administrative interpretations thereof. For example, the U.S. federal government could make changes to existing U.S. tax laws, including the Tax Cuts and Jobs Act of 2017 or the Coronavirus Aid, Relief and Economic Security (CARES) Act of 2020, which could include an increase in the corporate tax rate and the tax rate on foreign earnings. It cannot be predicted whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated, issued or amended that could result in a material adverse effect on our financial position, results of operations or cash flows.

We face significant uncertainty in the healthcare industry due to government healthcare reform and legislative changes in the United States and elsewhere.

The U.S. Congress, regulatory agencies and certain state legislatures, as well as international legislators and regulators, periodically review and assess alternative healthcare delivery systems and payment methods with an objective of ultimately reducing healthcare costs and expanding access. We cannot predict with certainty what healthcare initiatives, if any, will be implemented by states or foreign governments or what ultimate effect healthcare reform or any future legislation or regulation may have on our customers' purchasing decisions regarding our products. However, the implementation of new legislation and regulation may lower reimbursements for our products, reduce medical procedure volumes and materially adversely affect our business, results of operations, financial condition and cash flows.

In addition, we could be adversely impacted by legislative or regulatory changes to Medicaid, Medicare or other government healthcare programs, which govern provider reimbursement levels for medical expenses. For example, certain members of the US Congress have proposed significant cuts to Medicaid, which in turn could reduce reimbursement levels for products such as those sold by us. Any reduction in the amount of reimbursements received by our customers under federal and/or state programs such as Medicare or Medicaid could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to extensive government regulation, which may require us to incur significant expenses to ensure compliance.

Many of our products are subject to extensive regulation in the United States by the FDA and other regulatory authorities and by comparable government agencies in other countries concerning the development, design, approval, manufacture, labeling, importing and exporting and sale and marketing of many of our products. Furthermore, our facilities are subject to periodic inspection by the FDA and other federal, state and foreign government authorities, which require manufacturers of medical devices to adhere to certain regulations, including the FDA's Quality System Regulation, which requires periodic audits, design controls, quality control testing and documentation procedures, as well as complaint evaluations and investigation. Regulations regarding the development, manufacture and sale of medical products are evolving and subject to future change. We cannot predict what impact those regulatory changes may have on our business. Failure to comply with applicable regulations could lead to manufacturing shutdowns, product shortages, delays in product manufacturing, product seizures, recalls, operating restrictions, withdrawal or suspension of required licenses, and prohibitions against exporting of products to, or importing products from, countries outside the United States and may require significant resources to resolve. Any one or more of these events could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to healthcare fraud and abuse laws and regulations that could result in significant liability, require us to change our business practices or restrict our operations in the future.

We are subject to various U.S. federal, state and local laws targeting fraud and abuse in the healthcare industry, including the Food Drug and Cosmetic Act and anti-kickback and false claims laws. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in healthcare programs such as Medicare and Medicaid. These laws and regulations are wide ranging and subject to changing interpretation and application, which could restrict our sales or marketing practices. Furthermore, since many of our customers rely on reimbursement from Medicare, Medicaid and other governmental programs to cover a substantial portion of their expenditures, our exclusion from such programs as a result of a violation of these laws could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We must obtain clearance or approval from the appropriate regulatory authorities prior to introducing a new product or a modification to an existing product. The regulatory clearance process may result in substantial costs, delays and limitations on the types and uses of products we can bring to market, any of which could have a material adverse effect on our business.

In the United States, before we can market a new product, or market a new use of, or claim for, or significant modification to, an existing product, we generally must first receive clearance or approval from the FDA and certain other regulatory authorities. Most major markets for medical devices outside the United States also require clearance, approval or compliance with certain standards before a product can be commercially marketed. The process of obtaining regulatory clearances and approvals to market a medical device can be costly and time consuming, involve rigorous pre-clinical and clinical testing, require changes in products or result in limitations on the indicated uses of products. There can be no assurance that these clearances and approvals will be granted on a timely basis, or at all. In addition, once a medical device has been cleared or approved, a new clearance or approval may be required before the medical device may be modified, its labeling changed or marketed for a different use. Medical devices are cleared or approved for one or more specific intended uses and promoting a device for an off-label use could result in government enforcement action. Furthermore, a product approval or clearance can be withdrawn or limited due to unforeseen problems with the medical device or issues relating to its application. The regulatory clearance and approval process may result in, among other things, the inability to bring a product to market, delayed realization of product net sales, substantial additional costs and limitations on the types of products we may bring to market or their indicated uses, any one of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to risks related to our manufacturing operations in Mexico.

Our manufacturing facilities in Mexico are authorized to operate as Maquiladoras by the Ministry of Economy of Mexico. Maquiladora status allows us to import certain items from the United States into Mexico duty-free, provided that such items, after processing, are exported from Mexico within a stipulated time frame. Maquiladora status, which is renewed periodically, is subject to various restrictions and requirements, including compliance with the terms of the Maquiladora program and other local regulations. Failure to comply with these regulations, ceasing to qualify for Maquiladora status or other disruptions within the program would cause our manufacturing costs in Mexico to increase and could adversely affect our business, results of operations, financial condition and cash flows.

In addition, Mexico periodically experiences heightened civil unrest, and certain areas of the country suffer from persistent criminal activity, both of which could interfere with our manufacturing operations, cause transportation delays or stoppages and otherwise disrupt the supply of products to and from our facilities. Furthermore, any military action taken by the United States against drug cartels in Mexico could disrupt political and economic relations between the United States and Mexico, which could have a material adverse impact on our manufacturing operations in Mexico.

Further, we have experienced inflationary pressure on our labor and other costs in Mexico. Continued increases in such costs could adversely affect our business, results of operations, financial condition and cash flows. These pressures may be exacerbated by exchange rate fluctuations in the Mexican peso.

Since February 2025, the United States has imposed a number of new tariffs on goods originating from many countries in the world, including Mexico. These tariffs have increased the costs of the products we manufacture in Mexico. As of the date of this Form 10-K, it remains unclear whether new or increased tariffs will be imposed on goods imported from Mexico and, if so, at what level and for how long. Furthermore, the U.S. administration has expressed antipathy towards certain existing international trade agreements and organizations, including the United States-Mexico-Canada Agreement (USMCA), which overhauled and updated the North American Free Trade Agreement (NAFTA). An amendment to or the United States' withdrawal from the USMCA could result in increased tariffs or other new trade restrictions on imports from Mexico. New or increased tariffs on goods imported from Mexico, whether resulting from a Presidential executive order, legislation or amendments to or withdrawal from the USMCA, may result in significant increases in tariffs on the products we import from Mexico, which would increase the cost of such products.

These risks, as well as certain other risks described generally in this Item 1A as they relate specifically to Mexico (including, without limitation, the risk of currency rate fluctuations, the risk of manufacturing interruptions and the risk of doing business outside the United States), could adversely affect our business, results of operations, financial condition and cash flows.

We may incur product liability losses, litigation liability, product recalls, safety alerts or regulatory action associated with our products which could be costly and disruptive to our business.

The risk of product liability claims is inherent in the design, manufacture and marketing of medical products of the type we produce and sell. A number of factors could result in an unsafe condition or injury to, or death of, a patient with respect to the products that we manufacture or sell, including the physician's skill, technique and experience in performing the relevant surgical procedure, component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or information.

In addition to product liability claims and litigation, an unsafe condition or injury to, or death of, a patient associated with our products could lead to a recall of, or issuance of a safety alert relating to, our products, or suspension or delay of regulatory product approvals or clearances, product seizures or detentions, governmental investigations, civil or criminal sanctions or injunctions to halt manufacturing and distribution of our products. Any one of these could result in significant costs and negative publicity resulting in reduced market acceptance and demand for our products and harm our reputation. In addition, a recall or injunction affecting our products could temporarily shut down production lines or place products on a shipping hold.

All of the foregoing types of legal proceedings and regulatory actions are inherently unpredictable and, regardless of the outcome, could disrupt our business, result in substantial costs or the diversion of management attention and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Economic conditions have affected and may continue to adversely affect our business, results of operations, financial condition and cash flows.

Disruptions in the financial markets, economic recessions and other macro-economic challenges affecting the economy and the economic outlook of the United States, Europe, Japan, China and other parts of the world may have an adverse impact on our results of operations, financial condition and cash flows. Economic conditions and depressed levels of consumer and commercial spending have caused and may continue to cause our customers to reduce, modify, delay or cancel plans to purchase our products, and we have observed certain hospitals delaying and prioritizing purchasing decisions, which has had and may continue to have a material adverse effect on our business, results of operations, financial condition and cash flows.

In addition, as a result of economic conditions, our customers inside and outside the United States, including foreign governmental entities or other entities that rely on government healthcare systems or government funding, may be unable to pay their obligations on a timely basis or to make payment in full. If our customers' cash flow or operating and financial performance deteriorate or fail to improve, or if our customers are unable to make scheduled payments or obtain credit, they may not be able to pay, or may delay payment of accounts receivable owed to us. These conditions also may have an adverse effect on certain of our suppliers who may reduce output or change terms of sales, which could cause a disruption in our ability to produce our products. Any inability of current and/or potential customers to pay us for our products or any demands by our suppliers for different payment terms may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Currency exchange rate fluctuations could have a material adverse effect on our business and results of operations.

Due to our international operations, we transact business in many foreign currencies and are subject to the effects of changes in foreign currency exchange rates, including the Canadian dollar, Mexican peso and the Euro. Our financial statements are reported in U.S. dollars with international transactions being translated into U.S. dollars. If the U.S. dollar strengthens in relation to the currencies of other countries where we sell our products, our U.S. dollar reported net sales and income will decrease. Additionally, we incur significant costs in foreign currencies and a fluctuation in those currencies' value can negatively impact manufacturing and selling costs.

We engage in hedging transactions in attempts to minimize the effects of foreign currency exchange rate fluctuations. There can be no assurance that these hedging transactions will be effective. Changes in the relative values of currencies occur regularly and could have an adverse effect on our business, results of operations, financial condition and cash flows. Our exposure to currency exchange rate fluctuations is heightened due to the concentration of our manufacturing operations in Mexico. For example, a hypothetical appreciation of 10% in the value of the Mexican peso in relation to the U.S. dollar would have an immaterial impact to operating profit for the year ended December 31, 2025.

We are exposed to price fluctuations of key commodities, which may negatively impact our results of operations.

We rely on product inputs in the manufacture of our products. Prices of oil and gas affect our distribution and transportation costs. Prices of these commodities are volatile and have fluctuated significantly in recent years, which has contributed to, and in the future may continue to contribute to, fluctuations in our results of operations. Our ability to hedge commodity price volatility is limited. Furthermore, due to competitive dynamics, the cost containment efforts of our customers and third-party payors, and contractual limitations, particularly with respect to products we sell under group purchasing agreements, which generally set pricing for a three-year term, we may be unable to pass along commodity-driven cost increases through higher prices. If we cannot fully offset cost increases through other cost reductions, or recover these costs through price increases or surcharges, we could experience lower margins and profitability which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Cost-containment efforts of our customers, healthcare purchasing groups, third-party payors and governmental organizations could adversely affect our sales and profitability.

Many of our customers are members of GPOs, or integrated delivery networks ("IDNs"). GPOs and IDNs negotiate pricing arrangements with healthcare product manufacturers and distributors and offer the negotiated prices to affiliated hospitals and other members. Although we are the sole contracted supplier to certain GPOs for certain product categories, members of the GPO are generally free to purchase from other suppliers, and such contract positions can offer no assurance that sales volumes of those products will be maintained. In addition, initiatives sponsored by government agencies and other third-party payors to limit healthcare costs, including price regulation and competitive bidding for the sale of our products, are ongoing in markets where we sell our products. Pricing pressure has also increased in our markets due to consolidation among healthcare providers, trends toward managed care, governments becoming payors of healthcare expenses and regulation relating to reimbursements. The increasing leverage of organized buying groups and consolidated customers and pricing pressure from third-party payors may reduce market prices for our products, thereby reducing our profitability and have a material adverse effect on our business, results of operations, financial condition and cash flows.

We are subject to political, economic and regulatory risks associated with doing business outside of the United States.

Most of our manufacturing facilities are located outside the United States in Mexico. In addition, we use contract manufacturers outside the United States from time to time and may source many of our raw materials and components from foreign suppliers, including suppliers in China and Mexico. We distribute and sell our products globally. In 2025, approximately 22% of our net sales were generated outside of North America and we expect this percentage will grow over time. Our operations outside of the United States are subject to risks that are inherent in conducting business internationally, including compliance with both United States and foreign laws and regulations that apply to our international operations. These laws and regulations include robust data privacy requirements, labor relations laws that may impede employer flexibility, tax laws, anti-competition regulations, import, customs and trade restrictions, export requirements, economic sanction laws, environmental, health and safety laws, anti-bribery laws such as the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions. Given the high level of complexity of these laws, there is a risk that some provisions may be violated inadvertently or through fraudulent or negligent behavior of individual employees, our failure to comply with certain formal documentation requirements or otherwise. In addition, these laws are subject to changes, which may require additional resources or make it more difficult for us to comply with these laws. Violations of the laws and regulations governing our international operations could result in fines or criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to manufacture or distribute our products in one or more countries and could have a material adverse effect on our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business, results of operations, financial condition and cash flows. Our success depends, in part, on our ability to anticipate and prevent or mitigate these risks and manage difficulties as they arise.

We are subject to tariffs and taxes in the United States and numerous foreign jurisdictions, and we may be subject to trade protection measures that are being contemplated by the United States and other governments around the world, as well as potential disruptions in trade agreements, such as the exit of the United Kingdom from the EU. For example, during 2024 the United States announced increased tariffs on a Chinese-sourced component of certain of our products. While we have received an extension on the effectiveness of such tariffs, such extension expired at the end of 2025. In addition, since February 2025 the United States has imposed new tariffs on goods originating from many countries in the world. The tariffs imposed to date have increased the cost of the products and components we import. Additional tariffs have been threatened by the U.S. administration. As of the date of this Form 10-K, it remains unclear what tariffs will be imposed on imported goods from each country and, if so, at what level and for how long. These tariffs, for so long as they remain in effect, will increase the costs of the products we manufacture in Mexico and Canada and the foreign-origin goods that are incorporated in our products and may disrupt our established supply chains.

In addition to the foregoing, engaging in international business inherently involves a number of other difficulties and risks, including:

- different local medical practices, product preferences and product requirements,
- price and currency controls and exchange rate fluctuations,
- cost and availability of international shipping channels,
- longer payment cycles in certain countries other than the United States,
- minimal or diminished protection of intellectual property in certain countries,
- uncertainties regarding judicial systems, including difficulties in enforcing agreements through certain non-U.S. legal systems,
- political instability and actual or anticipated military or political conflicts, expropriation of assets, economic instability and the impact on interest rates, inflation and the credit worthiness of our customers, and
- difficulties and costs of staffing and managing non-U.S. operations.

These risks and difficulties, individually or in the aggregate, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The tariffs imposed to date, and the imposition of new or additional tariffs by the United States, along with retaliatory tariffs and other trade restrictions imposed by other countries, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Most of our manufacturing facilities are located in Mexico. In addition, we have a manufacturing facility located in Canada and use contract manufacturers outside the United States. Further, we source many of our raw materials and components from foreign suppliers, including suppliers in China and Mexico. We distribute and sell our products globally.

We are subject to tariffs and taxes in the United States and numerous foreign jurisdictions. Since February 2025, the United States has imposed new tariffs on goods originating from many countries in the world. Additional tariffs have been threatened by the U.S. administration. Tariff levels are subject to significant change with little or no prior notice. These tariffs, for so long as they remain in effect, will increase the costs of the products we manufacture in Mexico and Canada and the foreign-origin goods that are incorporated in our products and may disrupt our established supply chains. We have taken action to mitigate the impact tariffs, including through cost containment measures, pricing actions where appropriate, supply chain adjustments and reliance on existing international agreements that allow for reduced or duty-free importation of products. However, if we are unable to successfully pass through the additional cost of these tariffs to our customers, or if higher prices reduce demand for our products, or if we are otherwise unable to mitigate the impact of tariffs through supply chain adjustments and other actions, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. administration has also expressed antipathy towards certain existing international trade agreements and organizations, including the United States-Mexico-Canada Agreement (the "USMCA") and the United States' membership in the World Trade Organization (the "WTO"). An amendment to or the United States' withdrawal from the USMCA or the WTO could result in additional increased tariffs or other new trade restrictions on imports from Mexico, Canada, China and other countries.

In addition, we generate a significant portion of our revenues from sales to customers located outside the United States, including in Europe, Asia and Latin America. Many of these countries have implemented, or may implement, retaliatory tariffs in response to the tariffs imposed by the United States. The imposition of such retaliatory tariffs will likely increase the cost of our products in those countries, which would negatively impact customer demand for such products and our revenues.

The ultimate impact of these tariffs and trade measures on our business, financial condition, results of operations and cash flows is uncertain and may be affected by various factors, including the amount, scope and nature of such tariffs and trade measures, the timing of when such measures become implemented and the length of time they remain in effect, and our ability to execute strategies to mitigate the negative impacts of such trade measures.

These developments, along with other new or increased tariffs and trade restrictions, may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may need additional financing in the future to meet our capital needs or to make acquisitions and such financing may not be available on favorable terms, if at all.

We intend to continue our research and development activities and make acquisitions. Accordingly, we may need to seek additional debt or equity financing. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products or respond to competitive pressures, any of which could negatively affect our business.

Events in the banking industry and the associated macroeconomic impacts may have a material adverse effect on our business operations, financial condition, results of operations and cash flows.

Financial conditions affecting the banking system and financial markets and the potential threats to the solvency of commercial banks, investment banks and other financial institutions may have an adverse effect on our operations and the operations of companies with which we do business or in which we hold a minority stake. There can be no assurance that the actions taken by the Federal Reserve, the Treasury Department and the Federal Deposit Insurance Corporation in response to bank solvency concerns will achieve the purpose of stabilizing the financial markets, restoring consumer confidence, or have other intended effects. Concerns about the stability of financial markets and the solvency of lenders may cause further negative effects across the banking system and may cause the costs of obtaining financing from the credit markets to increase, which may limit our ability to secure adequate financing in the future or have other negative effects on our business operations, financial condition, results of operations and cash flows.

Any non-cash impairment of our long-lived assets, including intangible assets and goodwill, could have a material adverse impact on our results of operations.

We review long-lived assets, such as property, equipment and intangible assets for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. Goodwill is tested for impairment annually and whenever events and circumstances indicate that, more likely than not, impairment may have occurred.

In the second quarter of 2025, our market capitalization decreased to the extent that we determined that it was more likely than not that the fair value of one of our two reporting units was below its carrying value. Accordingly, we completed an interim goodwill impairment test as of June 30, 2025, using a combination of income and market approaches to determine the fair value of the reporting units. Consequently, we concluded that the fair value of our PM&R reporting unit was below its carrying value. As a result, we recorded a 77.0 million impairment to goodwill, which is included in "Goodwill impairment" in the accompanying condensed consolidated income statements.

In the fourth quarter of 2024, we assessed the recoverability of a certain asset group which resulted in an impairment loss of $100.2 million. Accordingly, we completed an interim goodwill impairment test as of December 1, 2024 and concluded that the fair value of our then single reporting unit was lower than its carrying value. As a result, during the fourth quarter of 2024, we recorded a $336.5 million impairment to goodwill.

The evaluation of long-lived assets and goodwill requires us to form estimates and assumptions with respect to a number of factors, including future sales growth, cash flows, our weighted average cost of capital (WACC) and a terminal value. Our evaluation of goodwill also includes consideration of market approach valuation methodologies. Unanticipated changes in any of the factors used in our evaluation could result in a non-cash charge for impairment in a future period, which may significantly affect our results of operations in the period of such charge.

Risks Related to Ownership of Avanos Common Stock

We cannot guarantee that our stock price will not decline or fluctuate significantly.

The price at which Avanos common stock trades has fluctuated and may continue to fluctuate significantly. The market price, or fluctuations in price, for Avanos common stock may be negatively influenced by many factors, including:

- actual or unanticipated fluctuations in our quarterly and annual operating results,

- the outcome of litigation and enforcement actions,

- developments generally affecting the healthcare industry,

- changes in market valuations of comparable companies,

- the amount of our indebtedness,

- general economic, industry and market conditions,

- the depth and liquidity of the market for Avanos common stock,

- price fluctuations in key commodities,

- announcements by us or our competitors regarding performance, strategy, significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments,

- fluctuations in interest and currency exchange rates, and

- perceptions of or speculations by the press or investment community.

These and other factors may lower the market price of Avanos common stock, regardless of our actual financial condition or operating performance.

We have no present intention to pay dividends on Avanos common stock.

We have no present intention to pay dividends on Avanos common stock. Any determination to pay dividends to holders of Avanos common stock will be at the discretion of our Board of Directors and will depend on many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our Board of Directors deems relevant.

The percentage of ownership of existing stockholders in Avanos may be diluted in the future.

In the future, a stockholder's percentage ownership in Avanos may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we may grant to our directors, officers and employees. In addition, our compensation committee has, and we anticipate that they will continue in the future to, grant stock options or other equity based awards to our employees. These awards will have a dilutive effect on existing stockholders and on our earnings per share, which could adversely affect the market price of shares of Avanos common stock.

In addition, our certificate of incorporation authorizes us to issue, without the approval of Avanos stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Avanos common stock with respect to dividends and distributions, as our Board of Directors generally may determine. If our Board of Directors were to approve the issuance of preferred stock in the future, the terms of one or more classes or series of such preferred stock could dilute the voting power or reduce the value of Avanos common stock. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to Avanos preferred stock could affect the residual value of Avanos common stock.

Certain provisions of our certificate of incorporation may make it difficult for stockholders to initiate litigation against us in a favorable forum for disputes with us or our directors or officers.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware (or if that court does not have jurisdiction, the U.S. District Court for the District of Delaware) as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors or officers.

Certain provisions of our certificate of incorporation and by-laws and of Delaware law may make it difficult for stockholders to change the composition of our Board of Directors and may discourage hostile takeover attempts which some of our stockholders may consider to be beneficial.

Certain provisions contained in our certificate of incorporation and by-laws and those contained in Delaware law may have the effect of delaying or preventing changes in control if our Board of Directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions include, among other things, the following:

- the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval,

- the inability of our stockholders to call a special meeting of stockholders,

- stockholder action may be taken only at a special or regular meeting of stockholders,

- advance notice procedures for nominating candidates to our Board of Directors or presenting matters at stockholder meetings,

- stockholder removal of directors only for cause and only by a supermajority vote,

- the ability of our Board of Directors, and not our stockholders, to fill vacancies on our Board of Directors, and

- supermajority voting requirements to amend our by-laws and certain provisions of our certificate of incorporation and to engage in certain types of business combinations.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our Board of Directors, they could enable the Board of Directors to hinder or frustrate a transaction that some, or a majority, of the stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. We are also subject to Delaware laws that could have similar effects. One of these laws prohibits us from engaging in a business combination with a significant stockholder unless specific conditions are met.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. Cybersecurity

Avanos has implemented a comprehensive cybersecurity program to identify, assess and manage material risks from cybersecurity threats. In addition, we have instituted executive management and board oversight of the risks arising from cybersecurity threats.

Cybersecurity Risk Management and Strategy.

We have a proactive strategy to manage the material risks stemming from cybersecurity threats. Our cybersecurity program follows the Cybersecurity Framework as defined by the National Institute of Standards and Technologies. The Cybersecurity program is the responsibility of our internal IT Security Team, which is overseen by our Director of Global IT Security and Compliance.

Our cybersecurity program includes the following key elements:

- **Identification.** Avanos maintains an inventory of IT assets, comprising hardware and software, as well as the associated risk profiles of those systems and applications. We utilize a risk management strategy and annual risk assessment process to identify key risk areas based on the holistic threat landscape facing Avanos and our industry. To define that threat landscape, we utilize threat intelligence feeds, such as those provided by Health Information Sharing and Analysis Center (Health-ISAC) and a third-party vendor, to determine security threats to the Company and other healthcare and life science organizations.

- **Protection.** We utilize multiple intrusion protection systems and processes to protect our technology assets. These protections include Identity and Access Management (IAM), Privileged Access Management (PAM), Multi-Factor Authentication (MFA), Vulnerability Management, Endpoint Detection and Response (EDR), Advanced Anti-Phishing and Awareness trainings, Network and Cloud Security and other protective technologies. Annual audits are conducted to assess these controls.

  Our cybersecurity protection strategy incorporates a Vulnerability Management process and solution to assist in the identification of potential vulnerabilities in our systems. If vulnerabilities are identified, we utilize a follow-on process to remediate such vulnerabilities. A third-party software-as-a-service (SaaS) provider conducts code scanning and vulnerability assessments of our external-facing websites. Furthermore, multiple cybersecurity controls exist on and around our servers and end-user systems to prevent unauthorized system and data access and data leakage. Additionally, third-party vendors conduct yearly penetration tests to search for risks to our systems utilizing techniques commonly used by bad actors.

- **Detection.** Avanos has a formal framework consisting of people, processes and technologies dedicated to monitoring, detecting and responding all security events. We utilize multiple intrusion detection systems and processes. These include user access reviews to determine appropriate access to systems and data and a Security Identity and Event Management (SIEM) software solution, which consists of system logs with correlation logic to identify malicious activity. Logs and alerts cover our network, devices, applications and email.

- **Response.** We have an incident response plan for cybersecurity incidents and conduct response planning with tabletop exercises. We have engaged a third party to assist with forensic investigations and expert support when needed. When a cybersecurity incident is identified by our IT Security Director and Security Team, our Vice President, Chief Information Officer (the "CIO") and other members of our IT team are alerted. Incidents are classified by severity with predefined definitions, actions and notifications for each severity level. Incidents that are defined as medium, high or critical are reported to the Chief Financial Officer, Principal Accounting Officer, General Counsel and CIO to determine materiality and associated public disclosure steps. For these incidents, we engage our third-party forensic partner to assist with containment, remediation and issuing a report on the incident.

- **Recovery.** Our dedicated security operations team, defined incident response plan and third party forensic partner are employed to contain and recover from an incident. In addition, the IT organization conducts an annual disaster recovery exercise. Following an incident, the IT Security Team conducts a post-mortem to identify opportunities to improve our cybersecurity program. Any follow-up communications are provided as part of the recovery process.

Controls assessments are completed annually with respect to any remediation activities that have been identified and completed as part of the cybersecurity program. Avanos engages third-party vendors to conduct assessments and deliver their recommendations for improvement annually. Where appropriate, third-party vendors also assist with remediation projects. We have a third-party risk management program. Prior to engaging third-party service providers, we conduct a cybersecurity risk assessment and utilize a third-party exchange service to gather security posture ratings across all of the third party's IT security, compliance and data privacy domains.

We are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, which have materially affected or are reasonably likely to affect us, including our business strategy, results of operation or financial condition.

Governance

Our Audit Committee is responsible for overseeing risks from cybersecurity threats. At each meeting of the Audit Committee, our CIO provides a report on cybersecurity matters. The Audit Committee's cybersecurity-related oversight includes the following:

- Receiving notice of, and providing guidance with respect to, material cybersecurity incidents;
- Reviewing our cybersecurity threat landscape, risks and cybersecurity programs and policies;
- Overseeing our management and mitigation of cybersecurity risks and potential breach incidents;
- Reviewing our technology and information systems strategies and trends that may affect these strategies;
- Reviewing reports and key metrics on the Company's cybersecurity and related risk management programs;
- Reviewing the progress of major technology-related proposals, plans, projects and architecture decisions to ensure that these projects and decisions support our overall business strategy; and
- Reviewing and providing oversight on the Company's crisis preparedness with respect to cybersecurity.

During the year ended December 31, 2025, our Audit Committee met five times.

Our CIO (who has 17 years of cybersecurity experience), our Director of Global IT Security and Compliance (who has 19 years of cybersecurity experience and 26 years in IT), and our Associate Director of Global Cybersecurity (who has 28 years of cybersecurity experience) are the members of our management team who are responsible for assessing and managing our material risks from cybersecurity threats. Our CIO is a member of the Incident Response Team, and the Director of Global Cybersecurity is a member of our internal IT Security Team and the Incident Response Team.

ITEM 2. PROPERTIES

We own or lease operating facilities located throughout the world that handle manufacturing production, assembly, research, quality assurance testing, distribution and packaging of our products. We believe our facilities are suitable and adequate for our present operations. We lease our principal executive offices that are located in Alpharetta, Georgia. The locations of our principal medical device production facilities owned or leased by us around the world are as follows:

Location	Country	Owned/ Leased
Nogales	Mexico	Owned
Tucson, Arizona	USA	Leased
Tijuana	Mexico	Leased
Markham	Canada	Leased
Lenexa, Kansas	USA	Leased

ITEM 3. LEGAL PROCEEDINGS

We are subject to various legal proceedings, claims and governmental inspections, audits or investigations pertaining to issues such as contract disputes, product liability, tax matters, patents and trademarks, advertising, governmental regulations, employment and other matters. At present, although the results of litigation and claims cannot be predicted with certainty, we believe that the ultimate resolution of any pending legal proceeding to which we are a party will not have a material adverse effect on our business, financial condition, results of operations or liquidity. See "Commitments and Contingencies" in Note 15 to the consolidated financial statements in Item 8 of this Form 10-K for a description of current legal matters.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Avanos common stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "AVNS". We did not pay any dividends on our common stock in the years ended December 31, 2025 and 2024 and we do not expect to pay any cash dividends on our common stock in the foreseeable future.

As of February 17, 2026, we had 8,318 holders of record of our common stock. No unregistered securities were sold by the Company within the past three years, and neither the Company nor any affiliated purchaser purchased any equity securities of the Company, other than repurchases described under "Share Repurchase Program" in Note 19 to the consolidated financial statements in Item 8 of this Form 10-K.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12 of this Form 10-K.

Performance

The following graph compares the cumulative total return of our common stock from December 31, 2020 through December 31, 2025 with the cumulative return of companies comprising the Standard and Poor's S&P MidCap 400 Index and the S&P 500 Health Care Equipment and Services Index. The graph plots the change in value of an initial investment of $100 in each of our common stock, the S&P MidCap 400 Index and the S&P 500 Health Care Equipment and Services Index over the indicated time periods and assumes reinvestment of all dividends, if any, paid on the securities. We have not paid any cash dividends, and therefore, the cumulative total return calculation for us is based solely upon stock price appreciation and not upon reinvestment of cash dividends. The stock price performance shown on the graph is not necessarily indicative of future price performance.



The preceding chart is based on the following data:

	AVNS	S&P MidCap 400	S&P 500 Health Care Equipment and Services
December 31, 2020	$ 100.00	$ 100.00	$ 100.00
December 31, 2021	75.57	131.14	132.50
December 31, 2022	58.95	122.12	128.36
December 31, 2023	48.89	151.57	138.80
December 31, 2024	34.70	182.29	145.51
December 31, 2025	24.48	206.59	197.41

ITEM 6.   Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Avanos is a medical technology company focused on delivering clinically superior medical device solutions that help patients get back to the things that matter. We are committed to addressing some of today's most important healthcare needs, including providing a vital lifeline for nutrition to patients from hospital to home, and reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market our recognized brands globally and hold leading market positions in multiple categories across our portfolio.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide investors with an understanding of our recent performance, financial condition and prospects and should be read in conjunction with the consolidated financial statements contained in Item 8, "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K. The following will be discussed and analyzed:

- Goodwill and Intangibles Impairment;
- Restructuring Activities;
- Business Acquisitions;
- Sales of Assets;
- Discontinued Operations;
- Risks Related to Tariffs
- Results of Operations and Related Information;
- Liquidity and Capital Resources;
- Critical Accounting Policies and Use of Estimates; and
- Legal Matters.

Goodwill and Intangibles Impairment

In the second quarter of 2025, our market capitalization decreased to the extent that we determined that it was more likely than not that the fair value of one of our two reporting units was below its carrying value. Accordingly, we completed an interim goodwill impairment test as of June 30, 2025, using a combination of income and market approaches to determine the fair value of the reporting units. Consequently, we concluded that the fair value of the Pain Management and Recovery ("PM&R") reporting unit was below its carrying value. As a result, we recorded a $77.0 million impairment to goodwill, which is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements. In our most recent goodwill impairment test on July 1, 2025, we determined that the fair value of our reporting units equaled or exceeded the net carrying amount of our reporting units.

In the fourth quarter of 2024, we assessed the recoverability of a certain asset group which resulted in an impairment loss of $100.2 million. This impairment loss is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements. A roll-forward of our intangible assets is presented in Note 6, "Supplemental Balance Sheet Information".

In the fourth quarter of 2024, we determined it was more likely than not that the fair value of our medical devices reporting unit may be below its carrying value. Accordingly, we completed an interim goodwill impairment test as of December 1, 2024, and recorded a $336.5 million impairment to goodwill, which is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements.

Restructuring Activities

In January 2023, we initiated the Transformation Process, a three-year restructuring initiative pursuant to which we have: (i) combined our Chronic Care and Pain Management franchises into a single commercial organization focused on the SNS and PM&R product categories; (ii) rationalized our product portfolio, including certain low-margin, low-growth product categories, through targeted divestitures (such as the RH Divestiture and the sale of our HA assets); (iii) undertaken additional cost management activities aimed at enhancing the Company's operating profitability; and (iv) pursued efficient capital allocation strategies, including through acquisitions that meet the Company's strategic and financial criteria (such as the Nexus Acquisition and the Diros Acquisition).

The initial restructuring activities in the Transformation Process related primarily to organizational design and the implementation of business process efficiencies. These initial restructuring activities and related costs were substantially complete at the end of 2024. The accompanying consolidated income statement for the year ended December 31, 2024 includes a net benefit of $0.8 million due to a gain on lease modification for our Alpharetta headquarters. Costs incurred in connection with the Transformation Process are in "Cost of products sold," "Research and development," "Selling and general expenses" and "Other expense, net".

During 2024, following the RH Divestiture, we initiated the final phase of the Transformation Process, which is aimed at aligning our organizational structure, our manufacturing and distribution activities, and our operational footprint with our remaining business (the "Plan"). In the first six months of 2025, the Plan was expanded to accommodate additional manufacturing and operational initiatives.

In the fourth quarter of 2025, the assessment of our organization performed in conjunction with the appointment of our new Chief Executive Officer was completed and the Plan was expanded to align our organizational structure with our business needs. As a result, we expect to incur up to $10.0 million of incremental expenses consisting primarily of employee severance and benefits. We anticipate annualized savings from these initiatives to be between $15.0 million and $20.0 million. The initiatives associated with the expansion of the Plan are expected to run through 2026.

In the year ended December 31, 2025, we incurred $32.4 million of costs related to the Plan, compared to $8.9 million in the year ended December 31, 2024. These costs are included in "Cost of products sold" and "Selling and general expenses" in the accompanying consolidated income statements.

Business Acquisitions

On September 11, 2025, we entered into the Nexus Acquisition pursuant to which Nexus, a privately held medical device company, became a wholly owned subsidiary of the Company. The total purchase price paid by the Company in the Nexus Acquisition was $27.0 million (subject to certain working capital and other adjustments), with up to an additional $20.0 million payable in contingent cash consideration based on the increase in net sales of certain Nexus product during the first three years following the acquisition. The purchase price in the Nexus Acquisition was funded by available cash on hand.

On July 24, 2023, we closed our acquisition of Diros, a leading manufacturer of innovative RFA products used to treat chronic pain conditions. The purchase price was approximately $53.0 million, consisting of $2.5 million cash paid upon entry into the definitive agreement and $50.5 million in cash at closing less working capital and other adjustments, with up to an additional $7.0 million payable in contingent cash consideration based on achievement of certain performance objectives defined in the purchase agreement. The purchase price for the Diros Acquisition was funded by proceeds from our Revolving Credit Facility.

Sales of Assets

On July 31, 2025, we sold substantially all the assets associated with our HA product line to CMM, a privately held company. In the fourth quarter of 2025, we sold the assets associated with our Game Ready rental business. These transactions align with our ongoing transformation initiative, which is focused on advancing our strategic SNS and PM&R segments.

Discontinued Operations

On October 2, 2023, we closed the sale of our Respiratory Health ("RH") business to SunMed Group Holdings, LLC ("Buyer") (the "RH Divestiture"). The total purchase price for our RH business was $110.0 million in cash, subject to certain adjustments based on the indebtedness and inventory transferred to Buyer at the closing and the chargebacks assumed by Buyer but that would otherwise have been payable by the Company and its subsidiaries on or after October 2, 2023 to distributors of the Company's RH products located in the United States.

In conjunction with the RH Divestiture, we and Buyer entered into various transition services agreements pursuant to which we, Buyer and each company's respective affiliates provide to each other various transitional services, including, but not limited to, product manufacturing and distribution, facilities, order fulfillment, invoicing, quality assurance, regulatory support, audit support and other services. The remaining limited support services being performed will terminate no later than three years following the closing.

Finally, as a result of the RH Divestiture, the results of operations from our RH business are reported as "Loss from discontinued operations, net of tax" in the condensed consolidated income statements. We did not have Net sales from discontinued operations for the year ended December 31, 2025. Net sales from discontinued operations were $54.6 million and $100.9 million in the years ended December 31, 2024 and 2023, respectively.

Risks Related to Tariffs

The tariffs imposed to date, and the imposition of new and increased U.S. tariffs and retaliatory trade measures by other countries pose significant risks to our global operations, particularly given our reliance on manufacturing facilities in Mexico and Canada, and on raw materials and components sourced from foreign suppliers, including suppliers in China and Mexico. In addition, we distribute and sell our products globally. The tariffs imposed to date have increased the cost of the products and components we import and may disrupt our established supply chains. Additional tariffs have been threatened by the U.S.

administration. We have taken action to mitigate the impact of tariffs, including through cost containment measures, pricing actions where appropriate, supply chain adjustments and reliance on international agreements that allow for reduced or duty-free importation of products. However, tariff rates continue to fluctuate and the rates that may ultimately be in effect for the near and long term are uncertain. Our inability to offset increased costs of, or a drop in demand for, our products as a result of tariffs could materially negatively affect our financial performance. See Part I, Item 1A, "Risk Factors" for a more detailed description of the risks related to the imposition of new and retaliatory tariffs.

Results of Operations and Related Information

Use of Non-GAAP Measures

In this section, we present "Adjusted Operating Profit (Loss)," which is a profitability measure that is not calculated in accordance with accounting principles generally accepted in the United States ("GAAP"), is referred to as a non-GAAP financial measure. We provide this non-GAAP measure because we use it to measure our operational performance and provide greater insight into our ongoing business operations. This measure is not intended to be, and should not be, considered separately from, or an alternative to, the most directly comparable GAAP financial measures. A reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measures is provided under "Adjusted Operating Profit (Loss)."

Net Sales

Our net sales are summarized in the following table for the years ended December 31, 2025, 2024 and 2023 (in millions):

	Year Ended December 31,				
	2025	2024	Change	2023	Change
Specialty Nutrition Systems:					
Enteral feeding	$ 314.7	$ 289.7	8.6 %	$ 283.3	2.3 %
Neonate solutions	118.2	106.7	10.8 %	88.3	20.8 %
Total Specialty Nutrition Systems	432.9	396.4	9.2 %	371.6	6.7 %
Pain Management and Recovery:					
Surgical pain and recovery	98.8	108.0	(8.5)%	117.5	(8.1)%
Radiofrequency ablation	139.0	126.2	10.1 %	109.8	14.9 %
Total Pain Management and Recovery	237.8	234.2	1.5 %	227.3	3.0 %
Segment Net Sales	670.7	630.6	6.4 %	598.9	5.3 %
Corporate and Other	30.5	57.2	(46.7)%	74.4	(23.1)%
Total Net Sales	$ 701.2	$ 687.8	1.9 %	$ 673.3	2.2 %

Net Sales - percentage change 2025 vs. 2024	Total	Volume[a]	Pricing/Mix	Currency	Other[b]
Specialty Nutrition Systems	9.2 %	9.0 %	0.4 %	0.5 %	(0.7)%
Pain Management and Recovery	1.5 %	1.9 %	0.3 %	0.2 %	(0.9)%
Corporate and Other	(46.7)%	(7.0)%	(9.5)%	— %	(30.2)%
Net Sales - percentage change 2024 vs. 2023					
Specialty Nutrition Systems	6.7 %	6.3 %	0.2 %	0.2 %	— %
Pain Management and Recovery	3.0 %	3.0 %	0.1 %	(0.1)%	— %
Corporate and Other	(23.1)%	(1.7)%	(21.4)%	— %	— %

(a) Volume includes incremental sales from acquisitions.
(b) Other includes the effects of our withdrawal from certain revenue streams that did not meet our return criteria and rounding.

Segment and Product Category Descriptions

Specialty Nutrition Systems, or SNS is a portfolio of products including:

- Enteral feeding, which includes products such as our MIC-KEY enteral feeding tubes and Corpak patient feeding solutions; and

- Neonate solutions, which includes NeoMed neonatal and pediatric feeding solutions and Nexus' TKO anti-reflux needleless connectors.

Pain Management and Recovery, or PM&R, is a portfolio of products including:

- Surgical pain and recovery products such as ON-Q and ambIT surgical pain pumps and Game Ready cold and compression therapy systems; and

- Radiofrequency Ablation ("RFA") solutions, which provide minimally invasive pain relief therapies, such as our COOLIEF pain therapy and our Trident and ESENTEC RFA products used to treat chronic pain conditions.

Net Sales by Segment - 2025 Compared to 2024

Specialty Nutrition Systems

For the year ended December 31, 2025, SNS net sales were $432.9 million, an increase of 9% compared to the prior year, primarily due to demand for both our enteral feeding and neonate solutions. In enteral feeding, demand for long-term feeding solutions remained strong while our short-term feeding growth was driven by continued adoption of our US CORTRAK standard of care offerings. Neonate solutions continued to experience above-market growth and was strengthened by sales of our recently-acquired Nexus TKO offerings.

Pain Management and Recovery

For the year ended December 31, 2025, PM&R net sales were $237.8 million, an increase of 2% compared to the prior year. RFA solutions net sales grew 10.1% as a result of an increase in RFA generator sales, which resulted in higher RFA procedures. Surgical pain and recovery net sales was 8.5% lower due to lower volume and the effects of certain revenue streams we strategically decided not to pursue in 2025.

Net Sales by Segment - 2024 Compared to 2023

Specialty Nutrition Systems

For the year ended December 31, 2024, SNS net sales were $396.4 million, an increase of 7% compared to 2023, primarily due to strong volume across the SNS portfolio, particularly in neonate solutions.

Pain Management and Recovery

For the year ended December 31, 2024, PM&R net sales were $234.2 million, an increase of 3% compared to the prior period, primarily due to higher volume in RFA partially offset by lower volume in Surgical Pain and Recovery, primarily from the effects of withdrawing selected products from certain international markets.

Net Sales by Geographic Region

Net sales by region is presented in the table below (in millions):

	Year Ended December 31,				
	2025	2024	Change	2023	Change
North America	$ 543.9	$ 545.0	(0.2)%	$ 537.9	1.3 %
Europe, Middle East and Africa	102.8	94.8	8.4	84.1	12.7
Asia Pacific and Latin America	54.5	48.0	13.5	51.3	(6.4)
Total Net Sales	$ 701.2	$ 687.8	1.9 %	$ 673.3	2.2 %

Cost of Products Sold (in millions):

	Year Ended December 31,		
	2025	2024	2023
Specialty Nutrition Systems	$ 198.4	$ 166.7	$ 155.8
Pain Management and Recovery	104.4	99.5	99.5
Segment Cost of Products Sold[a]	302.8	266.2	255.3
Corporate and Other	44.5	40.3	38.3
Total Cost of Products Sold	$ 347.3	$ 306.5	$ 293.6

(a) Segment Cost of Products Sold includes the "Cost of goods sold" and "Distribution" line items in "Segment Information" in Note 5 to the consolidated financial statements, and $14.5 million, $11.6 million and $13.8 million of depreciation and amortization expense in the years ended December 31, 2025, 2024 and 2023, respectively.

Cost of products sold increased to $347.3 million from $306.5 million during the year ended December 31, 2025, primarily driven by increased tariffs and unfavorable pricing for certain product lines which were exited, along with increases in net sales across both our reportable segments.

Cost of products sold increased to $306.5 million from $293.6 million during the year ended December 31, 2024, primarily driven by costs associated with our restructuring initiatives and plant separation costs associated with the RH Divestiture along with unfavorable pricing for our HA products.

Research and Development (in millions):

	Year Ended December 31,		
	2025	2024	2023
Specialty Nutrition Systems	$ 17.2	$ 17.3	$ 14.6
Pain Management and Recovery	5.1	7.3	9.8
Segment Research and Development[a]	22.3	24.6	24.4
Corporate and Other	1.0	1.6	2.8
Total Research and Development	$ 23.3	$ 26.2	$ 27.2

(a) Segment Research and Development includes $0.7 million of depreciation and amortization in the year ended December 31, 2025, no depreciation and amortization in the year ended December 31, 2024 and $0.1 million of depreciation and amortization expense in the year ended December 31, 2023.

Research and development consists primarily of compensation for personnel and expenses for product trial costs, outside laboratory and license fees, the cost of laboratory equipment and facilities and asset write-offs for equipment associated with unsuccessful product launches.

Selling and General Expenses (in millions):

	Year Ended December 31,		
	2025	2024	2023
Specialty Nutrition Systems	$ 134.6	$ 131.6	$ 121.3
Pain Management and Recovery	119.1	124.3	121.6
Segment Selling and General Expenses[a]	253.7	255.9	242.9
Corporate and Other	61.9	62.6	92.1
Total Selling and General Expenses	315.6	318.5	335.0

(a) Segment Selling and General Expenses includes the "Advertising, promotion and selling expenses" and "General expenses" line items in "Segment Information" in Note 5 to the consolidated financial statements and $19.8 million, $18.4 million and $17.2 million of depreciation and amortization expense in the years ended December 31, 2025, 2024 and 2023, respectively.

Selling and general expenses decreased from $318.5 million in 2024 to $315.6 million in 2025, driven by savings realized from the execution on the Transformation Process and increased spending discipline.

In the year ended December 31, 2024, selling and general expenses decreased from $335.0 million in 2023 to $318.5 million in 2024, driven by savings realized from our Transformation Process and disciplined spending.

Other (Income) Expense, net (in millions):

	Year Ended December 31,					
		2025		**2024**		**2023**
Specialty Nutrition Systems	$	**0.1**	$	—	$	—
Pain Management and Recovery		**0.1**		—		—
Segment Other Expense, net	$	**0.2**	$	—	$	—
Corporate and Other		**(0.6)**		(3.9)		13.3
Total Other Expense, net	$	**(0.4)**	$	(3.9)	$	13.3

In 2025, other income, net decreased to $0.4 million, compared to $3.9 million in 2024, due to losses on the sale of our HA assets, the sale of the Game Ready rental business and asset write-offs, partially offset by the recovery of a customer claim from 2023 and other non-operating income items.

Other expense, net decreased from $13.3 million in 2023 to other income, net of $3.9 million in 2024 primarily due to litigation and legal costs of $10.0 million incurred in 2023.

Operating (Loss) Income (in millions):

	Year Ended December 31,					
		2025		**2024**		**2023**
Specialty Nutrition Systems	$	**82.6**	$	80.8	$	80.2
Pain Management and Recovery		**9.2**		2.7		(3.7)
Segment Operating Income	$	**91.8**	$	83.5	$	76.5
Corporate and Other		**(153.4)**		(479.7)		(72.3)
Total Operating Income	$	**(61.6)**	$	(396.2)	$	4.2

The above-described items drove segment operating income to $91.8 million in the year ended December 31, 2025, compared to $83.5 million and $76.5 million in the years ended December 31, 2024 and 2023, respectively. Goodwill impairment of $77.0 million drove consolidated operating loss to $61.6 million in the year ended December 31, 2025, compared to operating loss of $396.2 million and operating income of $4.2 million in the years ended December 31, 2024 and 2023, respectively.

Adjusted Operating Profit

A reconciliation of adjusted operating profit, a non-GAAP measure, to operating (loss) profit is provided in the table below (in millions):

	Year Ended December 31,		
	2025	2024	2023
Operating profit (loss), as reported (GAAP)	$ (61.6)	$ (396.2)	$ 4.2
Acquisition and integration-related charges	1.5	4.2	3.3
Restructuring and transformation charges	—	(0.8)	28.2
Post-RH Divestiture transition charges	—	3.1	—
Post-RH Divestiture restructuring	32.4	8.9	—
Divestiture related	—	—	6.0
Goodwill and intangibles impairment	77.0	436.7	—
EU MDR Compliance	—	6.2	3.7
Litigation and legal	(1.4)	—	10.0
Intangibles amortization	19.2	25.2	24.3
Adjusted Operating Profit (Loss) (non-GAAP)	$ 67.1	$ 87.3	$ 79.7

The items noted in the table above are described below:

On a GAAP basis, our operating loss decreased compared to the prior year primarily due to lower goodwill and intangibles impairment and higher sales volume.

Items impacting operating results include the following:

Acquisition and integration-related charges: We incurred $1.5 million, $4.2 million and $3.3 million of costs in connection with acquisition and integration activities for the years ended December 31, 2025, 2024 and 2023, respectively. Expenses incurred during 2025 were related to the acquisition of Nexus. Expenses incurred in 2024 and 2023 were related to the acquisitions of Diros.

Restructuring and transformation charges: In January 2023, we initiated the Transformation Process, a three-year restructuring initiative intended to align the Company under a single commercial organization, rationalize our product portfolio, undertake additional cost management activities to enhance the Company's operating profitability and pursue efficient capital allocation strategies. In the year ended December 31, 2025, we incurred no expenses in connection with the Transformation Process. In the year ended December 31, 2024, we had a net benefit of $0.8 million related to the Transformation Process due to a gain on lease modification for our Alpharetta headquarters. In the year ended December 31, 2023, we incurred expenses of $28.2 million, in connection with the Transformation Process, which consisted of costs associated with program management consulting and employee retention expenses and employee severance and benefits costs.

Post-RH Divestiture transition charges: In conjunction with the divestiture of our RH business, we incurred professional services fees, equipment write-offs and incremental labor charges of approximately $3.1 million for the year ended December 31, 2024.

Post-RH Divestiture restructuring charges: During 2024, we initiated a post-RH divestiture restructuring plan intended to align our organizational structure and operational footprint with our remaining business (the "Plan"). In the years ended December 31, 2025 and 2024, we incurred expenses of $32.4 million and $8.9 million, respectively, related to the Plan, which primarily consisted of employee severance and benefits costs.

RH Divestiture related charges: In conjunction with the divestiture of our RH business, we incurred accounting, legal and other professional fees of approximately $6.0 million for the year ended December 31, 2023.

Goodwill and intangible impairments: In the second quarter of 2025, our market capitalization decreased to the extent that we determined that it was more likely than not that the fair value of one or more of our two reporting units was below its carrying value. Accordingly, we completed an interim goodwill impairment test as of June 30, 2025, using a combination of income and market approaches to determine the fair value of the reporting units. As a result, we concluded that the fair value of the PM&R reporting unit was below its carrying value and we recorded a $77.0 million noncash impairment to goodwill.

In the fourth quarter of 2024, we revised our future projections downward for our HA and Intravenous infusion product lines due to lower net sales and future margin expectations. We assessed the recoverability of our HA asset group and recorded a noncash impairment loss on this asset group of $100.2 million. Additionally, we determined it was more likely than not that the fair value of our medical devices reporting unit may be below its carrying value. Accordingly, we completed an interim goodwill impairment test as of December 1, 2024 which resulted in a $336.5 million noncash impairment to goodwill.

EU MDR Compliance: The EU Medical Device Regulation ("EU MDR") became effective in 2021 and brings significant new requirements for many of our medical devices. Incremental costs associated with EU MDR compliance are primarily related to re-certification of our products under the enhanced standards. We incurred no costs for EU MDR compliance in the year ended December 31, 2025. We incurred $6.2 million and $3.7 million of costs related to EU MDR compliance in the years ended December 31, 2024 and 2023 respectively.

Litigation and legal: In the year ended December 31, 2025, we recovered $1.4 million from a settlement for a customer claim from 2023. We incurred no costs for litigation matters in the year ended December 31, 2024. In the year ended December 31, 2023, we incurred $10.0 million of costs for litigation matters. This expense was for a settlement related to a customer claim and is included in "Other expense, net".

Intangibles amortization: Intangibles amortization is related primarily to the amortization of intangibles acquired in prior business acquisitions and was $19.2 million, $25.2 million and $24.3 million, respectively, in the years ended December 31, 2025, 2024 and 2023.

Our non-GAAP measures excludes certain items, as applicable, for the relevant time periods as indicated in the "Operating Profit" table above. The excluded items include:

- Expenses associated with post-RH Divestiture transition and restructuring activities.

- Certain acquisition and integration charges related to the acquisitions of Nexus and Diros

- Expenses associated with the Transformation Process.

- Expenses for accounting, legal and other professional fees associated with the divestiture of our RH business.

- Goodwill and intangibles impairment.

- Expenses associated with EU MDR compliance.

- Expenses associated with certain litigation matters.

- The amortization of intangible assets associated with prior business acquisitions.

Interest Expense

Interest expense was $7.8 million, $12.2 million and $15.0 million in the years ended December 31, 2025, 2024 and 2023, respectively. In the years ended December 31, 2025, 2024 and 2023, $0.7 million, $0.9 million and $0.5 million of interest was capitalized on long-term capital projects, respectively.

Interest expense consists of interest accrued and amortization of debt discount and issuance costs on our long-term debt. See "Debt" in Note 10 to the consolidated financial statements in Item 8 of this Form 10-K for further discussion of our indebtedness.

Provision for Income Taxes

Our overall effective tax rate was (10.1)% for the year ended December 31, 2025 compared to a rate of 4.2% in 2024 and (25.3)% in 2023. See "Income Taxes" in Note 11 to the consolidated financial statements in Item 8 of this Form 10-K for further details regarding our income taxes.

Liquidity and Capital Resources

General

Our primary sources of liquidity are cash on hand provided by operating activities and amounts available with our revolving credit facility under our existing credit agreement. Our operating cash flow has historically been sufficient to meet our working capital requirements and fund capital expenditures. We expect our operating cash flow will be sufficient to meet our working capital requirements and fund capital expenditures in the next twelve months. In addition, with our borrowing capacity, we expect to have the ability to fund capital expenditures and other investments necessary to grow our business for the foreseeable future for both our domestic and international operations.

As of December 31, 2025, $52.7 million of our $89.8 million of cash and cash equivalents was held by foreign subsidiaries. We consider the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested and currently do not have plans to repatriate such earnings. See further discussion below in "Critical Accounting Policies and Use of Estimates" under "Income

Taxes." We do not expect restrictions on repatriation of cash held outside of the United States to have a material effect on our overall liquidity, financial condition or results of operations for the foreseeable future.

Cash and equivalents decreased by $17.9 million to $89.8 million as of December 31, 2025 compared to $107.7 million last year. The decrease was driven by $31.6 million of capital expenditures, $28.0 million of cash used in the acquisition of Nexus, $5.0 million of investments in non-affiliated entities, and repayments of our debt, including $25.0 million on our revolving credit facility and $9.4 million on our secured term loan. This was partially offset by $74.7 million of cash provided by operating activities and $4.0 million in proceeds from the sale of assets.

Cash and equivalents increased by $20.0 million to $107.7 million as of December 31, 2024 compared to $87.7 million as of December 31, 2023. The increase was driven by $100.7 million of cash provided by operating activities and $20.0 million of proceeds from our revolving credit facility. This was partially offset by $17.8 million of capital expenditures, $11.8 million of investments in non-affiliated entities, repayments of our debt, including $45.0 million on our revolving credit facility and $8.6 million on our secured term loan, $10.0 million used to repurchase shares of our common stock and $3.8 million of contingent consideration payments.

Long-Term Debt

On June 24, 2022, we entered into a credit agreement (the "Credit Agreement") with certain lenders which established credit facilities in an aggregate principal amount of $500.0 million, consisting of a five-year senior secured term loan of $125.0 million (the "Term Loan Facility") and a five-year senior secured revolving credit facility allowing borrowings of up to $375.0 million, with a letter of credit sub-facility in an amount of $75.0 million (the "Revolving Credit Facility"). All obligations under the Credit Agreement and certain hedging agreements and cash management arrangements thereunder are: (i) guaranteed by each of the Company's direct and indirect, existing and future, material wholly owned domestic subsidiaries ("Guarantors") and (ii) secured by a first priority lien on substantially all the assets of the Company and the Guarantors. The Credit Agreement contains an accordion feature that allows us to incur incremental term loans under the Term Loan Facility or under new term loan facilities or to increase the amount of the commitments under the Revolving Credit Facility, including through the establishment of one or more tranches under the Revolving Credit Facility. The Credit Agreement will mature on June 24, 2027.

Borrowings under the Term Loan Facility and Revolving Credit Facility bear interest at our option at either: (i) an adjusted term secured overnight financing rate ("SOFR"), plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; (ii) an adjusted daily simple SOFR rate, plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; or (iii) a base rate (calculated as the greatest of (a) the prime rate, (b) the NYFRB rate (being the greater of the federal funds effective rate or the overnight bank funding rate) plus 0.50%, and (c) the one month adjusted term SOFR rate plus 1.00%), plus a margin ranging between 0.50% to 1.00% per annum, depending on our consolidated total leverage ratio. The unused portion of the Revolving Credit Facility will be subject to a commitment fee ranging between 0.20% to 0.25% per annum, depending on our consolidated total leverage ratio. Unamortized debt discount and issuance costs are being amortized to interest expense over the life of the Term Loan Facility using the interest method, resulting in an effective interest rate of 5.6% as of December 31, 2025.

In connection with entering into the Credit Agreement, we terminated the Amended and Restated Credit Agreement dated as of October 30, 2018 by and among the Company, the lenders thereunder and Citibank N.A., as administrative agent (as amended and supplemented, the "Prior Credit Agreement").

The Credit Agreement requires compliance with certain customary operational and financial covenants. As of December 31, 2025, we were in compliance with all of our debt covenants.

For further information regarding our debt arrangements, see "Debt" in Note 10 to the consolidated financial statements in Item 8 of this Form 10-K.

Share Repurchase Program

On July 28, 2023, the Board of Directors approved a new one-year program under which we may repurchase up to $25.0 million of our common stock. In connection with such repurchase program, we established a pre-arranged trading plan in accordance with Rule 10b5-1 which permitted common stock to be repurchased over a twelve-month period. Under this program, during the third and fourth quarters of 2023 we repurchased $9.2 million and $5.8 million of our common stock, respectively, and during the first and second quarters of 2024 we repurchased the remaining $6.7 million and $3.3 million of our common stock, respectively.

On November 1, 2024, the Board of Directors approved a new one-year program under which we were able to repurchase up to $25.0 million of our common stock. Repurchases under this program were able to be made from time to time at management's discretion on the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, subject to market conditions, applicable legal requirements and other relevant factors. We established a pre-arranged trading plan under Rule 10b5-1 of the Exchange Act in connection with this share repurchase program. This share repurchase program did not obligate us to purchase any particular amount of common stock. No purchases of our common stock were made under this plan.

For further information, see "Share Repurchase Program" in Note 19 to the consolidated financial statements in Item 8 of this Form 10-K.

Contractual Obligations

In the normal course of business, we enter into contracts and commitments that obligate us to make payments in the future. Information regarding our obligations under lease and debt arrangements and defined benefit plans are provided in Notes 8, 10, and 12, respectively, to the consolidated financial statements contained in Item 8 of this Form 10-K. For obligations under our purchase arrangements which consist mostly of open purchase orders and other commitments, as of December 31, 2025, we have amounts due in less than one year of $79.8 million, $46.2 million in one to three years, and none thereafter.

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. The critical accounting policies we used in the preparation of the consolidated and financial statements are those that are important both to the presentation of our financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to distributor rebate accruals, future cash flows associated with impairment testing for goodwill and long-lived assets, loss contingencies and deferred income taxes and potential tax assessments.

Use of Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Estimates are used in accounting for, among other things, certain amounts included in discontinued operations, certain amounts included in assets and liabilities held for sale, distributor rebate accruals, future cash flows associated with impairment testing for goodwill and long-lived assets, valuations of assets and liabilities acquired in business combinations, loss contingencies, and deferred income taxes and potential income tax assessments. Actual results could differ from these estimates, and the effect of the change could be material to our financial statements. Changes in these estimates are recorded when known.

Revenue Recognition

Sales revenue is recognized at the time of product shipment or delivery of our products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Sales revenue is recognized for the amount of considerations that we expect to be entitled to receive in exchange for our products. Sales are reported net of returns, rebates, incentives, each as described below, and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales. Our contracts provide for forms of variable consideration including rebates, incentives and pricing tiers, each of which are described further in Note 1 "Accounting Policies" in Item 8 of this Form 10-K.

Goodwill and Other Intangible Assets

We test goodwill for impairment annually or more frequently whenever events or circumstances more likely than not indicate that the fair value of our reporting units may be below their respective carrying amounts.

In conjunction with a shift from one reportable segment to two, we performed an interim goodwill impairment test as of January 1, 2025, and determined that the fair values of our reporting units exceeded the net carrying amounts at that time.

In the second quarter of 2025, our market capitalization decreased to the extent that we determined that it was more likely than not that the fair value of one of our two reporting units was below its carrying value. Accordingly, we completed an interim goodwill impairment test as of June 30, 2025, using a combination of income and market approaches to determine the fair value of the reporting units. Consequently, we concluded that the fair value of our Pain Management and Recovery ("PM&R") reporting unit was below its carrying value. As a result, we recorded a 77.0 million impairment to goodwill, which is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements.

In our most recent goodwill impairment test on July 1, 2025, we determined that the fair value of our reporting units equaled or exceeded the net carrying amount of our reporting units.

In the fourth quarter of 2024, we determined it was more likely than not that the fair value of our then single medical devices reporting unit may be below its carrying value. Accordingly, we completed an interim goodwill impairment test as of December 1, 2024, and recorded a $336.5 million impairment to goodwill, which is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements. See Note 2, "Goodwill and Intangibles Impairment," for disclosures about goodwill impairment.

There can be no assurance that the assumptions and estimates made for purposes of the annual goodwill impairment test will prove to be accurate. Volatility in the equity and debt markets, or increases in interest rates, could result in a higher discount rate. Changes in sales volumes, selling prices and costs of goods sold, and increases in interest rates could cause changes in our forecasted cash flows. Unfavorable changes in any of the factors described above, as well as a decline in our stock price, could result in a goodwill impairment charge in the future.

Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Estimated useful lives range from 7 to 30 years for trademarks, 7 to 17 years for patents and acquired technologies, and 2 to 16 years for other intangible assets. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset.

In the fourth quarter of 2024, we assessed the recoverability of a certain asset group which resulted in an impairment loss of $100.2 million. This impairment loss is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements. See Note 2, "Goodwill and Intangibles Impairment," for disclosures about intangible asset impairment.

Income Taxes

We recognize tax benefits in our financial statements when our uncertain tax positions are more likely than not to be sustained upon audit. The amount we recognize is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

We recognize deferred tax assets for deductible temporary differences, operating loss carry-forwards and tax credit carry-forwards. We record valuation allowances to reduce deferred tax assets to amounts that are more likely than not to be realized. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified. As such, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objective negative evidence of recent financial reporting losses. This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the nature, frequency, and severity of current and cumulative financial reporting losses, sources of future taxable income, taxable income in prior carryback year(s) and tax planning strategies.

If it is determined that we would be able to realize deferred tax assets in the future in excess of our net recorded amount, an adjustment to the net deferred tax asset would increase income in the period that such determination was made. Likewise, should we determine that we would not be able to realize all or part of the net deferred tax assets in the future, an adjustment to the net deferred tax asset would decrease income in the period such determination was made. We regularly evaluate the need for valuation allowances against its deferred tax assets.

As of December 31, 2025, we have accumulated undistributed earnings generated by our foreign subsidiaries. Certain earnings were previously subject to tax due to the one-time transition tax of the Tax Cuts and Jobs Act of 2017. Any additional impacts due with respect to the previously taxed earnings, if repatriated, would generally be limited to foreign withholding tax, U.S. state income tax and the tax effect of certain foreign exchange adjustments. We intend, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet U.S. cash needs. At this time, the determination of deferred tax liabilities on the amount of financial reporting over tax basis is not practicable.

Legal Matters

A description of legal matters can be seen in "Commitments and Contingencies" in Note 15 to the consolidated financial statements in Item 8 of this Form 10-K.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to risks such as changes in interest rates, foreign currency exchange rates and commodity prices. A variety of practices are employed to manage these risks, including derivative instruments where deemed appropriate. Derivative instruments are used only for risk management purposes and not for speculation. All foreign currency derivative instruments are entered into with major financial institutions. Our credit exposure under these arrangements is limited to agreements with a positive fair value at the reporting date. Credit risk with respect to the counterparties is actively monitored but is not considered significant.

Presented below is a description of our risk together with a sensitivity analysis, performed annually, based on selected changes in market rates and prices. These analyses reflect management's view of changes which are reasonably possible to occur over a one-year period. Also included is a description of our commodity price risk.

Interest Rate Risk

Our senior secured Revolving Credit Facility, which allows for borrowings up to $375.0 million, and our Term Loan Facility, with an outstanding balance of $100.8 million as of December 31, 2025 are subject to a variable interest rate based on SOFR. As of December 31, 2025, a one percentage point increase in SOFR could result in $4.8 million of incremental interest expense if the senior secured revolving credit facility was fully drawn for the entire year.

Foreign Currency Risk

Foreign currency risk is managed by the systematic use of foreign currency forward contracts for a limited portion of our exposure. The use of these instruments allows the management of transactional exposures to exchange rate fluctuations because the gains or losses incurred on the derivative instruments will offset, in whole or in part, losses or gains on the underlying foreign currency exposure.

Foreign currency transactional exposures are sensitive to changes in foreign currency exchange rates. An annual test is performed to quantify the effects that possible changes in foreign currency exchange rates would have on annual operating profit based on our foreign currency transactional exposures at the current year-end. The balance sheet effect is calculated by multiplying each affiliate's net monetary asset or liability position by a 10% change in the foreign currency exchange rate versus the U.S. dollar. The results of these sensitivity tests are presented in the following paragraph.

As of December 31, 2025, a 10% change in the exchange rate of the U.S. dollar against the prevailing market rates of foreign currencies involving balance sheet transactional exposures would have an effect of $0.9 million to our consolidated financial position, results of operations and cash flows. These hypothetical effects on transactional exposures are based on the difference between the December 31, 2025 rates and the assumed rates.

The translation of the balance sheets of non-U.S. operations from local currencies into U.S. dollars is also sensitive to changes in foreign currency exchange rates. Consequently, an annual test is performed to determine if changes in currency exchange rates would have a significant effect on the translation of the balance sheets of non-U.S. operations into U.S. dollars. These translation gains or losses are recorded as unrealized translation adjustments ("UTA") within stockholders' equity. The hypothetical change in UTA is calculated by multiplying the net assets of these non-U.S. operations by a 10% change in the currency exchange rates.

As of December 31, 2025, a 10% change in the exchange rate of the U.S. dollar against the prevailing market rates of our foreign currency translation exposures would have impacted stockholders' equity by approximately $16.8 million. These hypothetical adjustments in UTA are based on the difference between the December 31, 2025 exchange rates and the assumed rates. In the view of management, the above UTA adjustments resulting from these assumed changes in foreign currency exchange rates are not material to our consolidated financial position because they would not affect our cash flow.

Commodity Price Risk

We are subject to commodity price risk for certain raw materials used in the manufacture of our products. As previously discussed under "Risk Factors," increases in commodities prices could adversely affect our earnings if selling prices are not adjusted or if such adjustments significantly trail the increases in commodities prices.

Our energy, manufacturing and transportation costs are affected by various market factors including the availability of supplies of particular forms of energy, energy prices and local and national regulatory decisions. As previously discussed in "Risk Factors," there can be no assurance we will be fully protected against substantial changes in the price or availability of energy sources. In addition, we are subject to price risk for utilities and manufacturing inputs, which are used in our manufacturing operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME (LOSS) STATEMENTS
(in millions, except per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Net Sales	**$ 701.2**	$ 687.8	$ 673.3
Cost of products sold	**347.3**	306.5	293.6
Gross Profit	**353.9**	381.3	379.7
Research and development	**23.3**	26.2	27.2
Selling and general expenses	**315.6**	318.5	335.0
Goodwill and intangibles impairment	**77.0**	436.7	—
Other (income) expense, net	**(0.4)**	(3.9)	13.3
Operating (Loss) Income	**(61.6)**	(396.2)	4.2
Interest income	**3.2**	5.1	2.9
Interest expense	**(7.8)**	(12.2)	(15.0)
Loss Before Income Taxes	**(66.2)**	(403.3)	(7.9)
Income tax (provision) benefit	**(6.7)**	17.0	(2.0)
Loss from Continuing Operations	**(72.9)**	(386.3)	(9.9)
Loss from discontinued operations, net of tax	**—**	(5.8)	(51.9)
Net Loss	**$ (72.9)**	$ (392.1)	$ (61.8)
Loss Per Share			
Basic:			
Continuing operations	**$ (1.57)**	$ (8.40)	$ (0.21)
Discontinued operations	**—**	(0.13)	(1.11)
Basic Loss Per Share	**$ (1.57)**	$ (8.53)	$ (1.32)
Diluted:			
Continuing operations	**$ (1.57)**	$ (8.40)	$ (0.21)
Discontinued operations	**—**	(0.13)	(1.11)
Diluted Loss Per Share	**$ (1.57)**	$ (8.53)	$ (1.32)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Net Loss	$ (72.9)	$ (392.1)	$ (61.8)
Other Comprehensive (Loss) Income, Net of Tax			
Defined benefit plans	(0.2)	0.3	(0.3)
Cash flow hedges	(0.2)	—	—
Unrealized currency translation adjustments	13.0	(17.9)	9.1
Total Other Comprehensive Income (Loss), Net of Tax	12.6	(17.6)	8.8
Comprehensive Loss	$ (60.3)	$ (409.7)	$ (53.0)

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	As of December 31,	
	2025	2024
ASSETS		
Current Assets		
Cash and cash equivalents	$ 89.8	$ 107.7
Accounts receivable, net of allowances	103.8	132.8
Inventories	148.0	138.8
Prepaid and other current assets	13.8	14.1
Total Current Assets	355.4	393.4
Property, Plant and Equipment, net	113.4	110.7
Operating Lease Right-of-Use Assets	27.6	34.1
Goodwill	394.9	455.6
Other Intangible Assets, net	117.8	112.3
Deferred Tax Assets	33.1	24.9
Other Assets	31.5	23.2
TOTAL ASSETS	$ 1,073.7	$ 1,154.2
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 10.2	$ 9.4
Current portion of operating lease liabilities	8.2	10.9
Trade accounts payable	55.5	54.3
Accrued expenses	91.3	91.3
Total Current Liabilities	165.2	165.9
Long-Term Debt	90.3	125.3
Operating Lease Liabilities	20.4	24.6
Deferred Tax Liabilities	6.1	5.5
Other Long-Term Liabilities	13.5	4.4
Total Liabilities	295.5	325.7
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock - $0.01 par value - authorized 20,000,000 shares, none issued	—	—
Common stock - $0.01 par value - authorized 300,000,000 shares, 46,456,462 outstanding at December 31, 2025 and 45,962,627 outstanding at December 31, 2024	0.5	0.5
Additional paid-in capital	1,691.9	1,678.6
Accumulated deficit	(779.9)	(707.0)
Treasury stock	(102.3)	(99.0)
Accumulated other comprehensive loss	(32.0)	(44.6)
Total Stockholders' Equity	778.2	828.5
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,073.7	$ 1,154.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in millions, shares in thousands)

	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity
	Shares	Amount			Shares	Amount		
Balance at December 31, 2022	46,529	$ 0.5	$ 1,646.4	$ (253.1)	2,132	$ (66.8)	$ (35.8)	$ 1,291.2
Net loss	—	—	—	(61.8)	—	—	—	(61.8)
Issuance of common stock upon the exercise or redemption of share-based awards and from employee stock purchase plan, net of treasury stock purchased	(355)	—	1.4	—	168	(4.1)	—	(2.7)
Stock-based compensation expense	—	—	15.8	—	—	—	—	15.8
Purchases of treasury stock	—	—	—	—	743	(15.0)	—	(15.0)
Other comprehensive loss, net of tax	—	—	—	—	—	—	8.8	8.8
Balance at December 31, 2023	46,174	0.5	1,663.6	(314.9)	3,043	(85.9)	(27.0)	1,236.3
Net loss	—	—	—	(392.1)	—	—	—	(392.1)
Issuance of common stock upon the exercise or redemption of share-based awards	385	—	—	—	—	—	—	—
Issuance of common stock from employee stock purchase plan	62	—	1.2	—	—	—	—	1.2
Stock-based compensation expense	—	—	13.8	—	—	—	—	13.8
Purchases of treasury stock	(658)	—	—	—	658	(13.1)	—	(13.1)
Other comprehensive income, net of tax	—	—	—	—	—	—	(17.6)	(17.6)
Balance at December 31, 2024	45,963	0.5	1,678.6	(707.0)	3,701	(99.0)	(44.6)	828.5
Net loss	—	—	—	(72.9)	—	—	—	(72.9)
Issuance of common stock upon the exercise or redemption of share-based awards	690	—	—	—	—	—	—	—
Issuance of common stock from employee stock purchase plan	39	—	0.7	—	—	—	—	0.7
Stock-based compensation expense	—	—	12.6	—	—	—	—	12.6
Purchases of treasury stock	(236)	—	—	—	236	(3.3)	—	(3.3)
Other comprehensive loss, net of tax	—	—	—	—	—	—	12.6	12.6
Balance at December 31, 2025	46,456	$ 0.5	$ 1,691.9	$ (779.9)	3,937	$ (102.3)	$ (32.0)	$ 778.2

The accompanying notes are an integral part of these Consolidated Financial Statements.

AVANOS MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
(in millions)

	Year Ended December 31,		
	2025	2024	2023
Operating Activities			
Net loss	$ (72.9)	$ (392.1)	$ (61.8)
Depreciation and amortization	38.9	45.5	46.1
Stock-based compensation	12.6	13.8	15.8
Goodwill and intangibles impairment	77.0	436.7	—
Loss on RH disposal	—	—	70.8
Net losses on asset dispositions and asset impairments	9.3	1.2	1.9
Changes in operating assets and liabilities, net of acquisition			
Accounts receivable	30.9	(6.6)	39.0
Inventories, net of allowance	0.2	39.0	4.7
Prepaid expenses and other assets	1.4	14.9	(19.6)
Accounts payable	0.6	(0.9)	(14.4)
Accrued expenses	(12.9)	(11.4)	(27.7)
Deferred income taxes and other	(10.4)	(39.4)	(22.4)
Cash Provided by Operating Activities	74.7	100.7	32.4
Investing Activities			
Capital expenditures	(31.6)	(17.8)	(17.8)
Proceeds from the sale of assets	4.0	—	—
Proceeds from the RH divestiture	—	—	89.0
Proceeds from RH divestiture post-closing settlement	—	2.1	—
Acquisition of assets and businesses, net of cash acquired	(28.0)	—	(49.6)
Investments in non-affiliates	(5.0)	(11.8)	—
Cash (Used in) Provided by Investing Activities	(60.6)	(27.5)	21.6
Financing Activities			
Secured debt repayments	(9.4)	(8.6)	(4.7)
Revolving credit facility proceeds	—	20.0	55.0
Revolving credit facility repayments	(25.0)	(45.0)	(115.0)
Purchase of treasury stock	(3.3)	(12.8)	(19.1)
Proceeds from the exercise of stock options	0.7	1.1	1.3
Payment of contingent consideration liabilities	—	(3.8)	(11.7)
Cash Used in Financing Activities	(37.0)	(49.1)	(94.2)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	5.0	(4.1)	0.2
(Decrease) Increase in Cash and Cash Equivalents	(17.9)	20.0	(40.0)
Cash and Cash Equivalents - Beginning of Year	107.7	87.7	127.7
Cash and Cash Equivalents - End of Year	$ 89.8	$ 107.7	$ 87.7
Supplemental Cash Flow Disclosure:			
Cash paid for income taxes	$ 14.1	$ 3.3	$ 23.6
Cash paid for interest	$ 6.5	$ 11.5	$ 14.7
Supplemental Noncash Disclosure			
Capital expenditures included in accounts payable or accrued expenses	$ 1.6	$ 5.6	$ 3.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1.   Accounting Policies

Avanos Medical, Inc. is a medical technology company focused on delivering clinically superior medical device solutions that will help patients get back to the things that matter. Headquartered in Alpharetta, Georgia, we are committed to addressing some of today's most important healthcare needs, including providing a vital lifeline for nutrition to patients from hospital to home, and reducing the use of opioids while helping patients move from surgery to recovery. We develop, manufacture and market our recognized brands globally and hold leading market positions in multiple categories across our portfolio. Unless the context indicates otherwise, the terms "Avanos," the "Company," "we," "our" and "us" refer to Avanos Medical, Inc. and its consolidated subsidiaries.

Principles of Consolidation

The consolidated financial statements include our net assets, results of our operations and cash flows. All intercompany transactions and accounts within our consolidated businesses have been eliminated. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

Preparation of consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Estimates are used in accounting for, among other things, certain amounts included in discontinued operations, distributor rebate accruals, future cash flows associated with impairment testing for goodwill and long-lived assets, valuations of assets and liabilities acquired in business combinations, loss contingencies, and deferred tax assets and potential income tax assessments. Actual results could differ from these estimates, and the effect of the change could be material to our financial statements. Changes in these estimates are recorded when known.

Segment Reporting

We follow the guidance in Accounting Standards Codification ("ASC") Topic 280, *Segment Reporting* as amended by Accounting Standards Update ("ASU") No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures*. We define our reportable segments based on the way our Chief Operating Decision Maker ("CODM") manages the operations of the business for purposes of allocating resources and assessing performance. Our reportable segments are determined based on revenue, profit or loss and assets tests. We disclose segment revenue, operating income/loss and significant segment expenses for each reportable segment, which is consistent with our internal management reporting to the CODM.

See Note 5, "Segment Information" for disclosure of our reportable segments.

Cash Equivalents

Cash equivalents are short-term investments with an original maturity date of three months or less. We maintain cash balances and short-term investments in excess of insurable limits in a diversified group of major banks that are selected and monitored based on ratings by the major rating agencies in accordance with our treasury policy.

Inventories and Distribution Costs

U.S. and non-U.S. inventories are valued at the lower of cost, using the First-In, First-Out ("FIFO") method, or market. Distribution costs are classified as cost of products sold.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost and depreciated on the straight-line method. Buildings are depreciated over their estimated useful lives, primarily 40 years. Machinery and equipment are depreciated over their estimated useful lives, primarily ranging from 16 to 20 years. Leasehold improvements are depreciated over the assets' estimated useful lives, or the remaining lease term, whichever is shorter. Purchases of computer software, including external costs and certain internal costs (including payroll and payroll-related costs of employees) directly associated with developing significant computer software applications for internal use, are capitalized. Computer software costs are amortized on the straight-line method over the estimated useful life of the software, which is generally three to nine years. Depreciation expense is recorded in cost of products sold, research and development and selling and general expenses.

Estimated useful lives are periodically reviewed, and when warranted, changes are made to them. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss would be indicated when estimated undiscounted future cash flows from the use and eventual disposition of an asset group, which are identifiable and largely independent of the cash flows of other asset groups, are less than the carrying amount of the asset group. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value. Fair value is measured using discounted cash flows or independent appraisals, as appropriate. When property is sold or retired, the cost of the property and the related accumulated depreciation are removed from the consolidated balance sheet and any gain or loss on the transaction is included in income.

Goodwill and Other Intangible Assets

We test goodwill for impairment annually or more frequently whenever events or circumstances more likely than not indicate that the fair value of our reporting units may be below their respective carrying values. We operate as two operating and reportable segments. The fair values of our reporting units are estimated using a combination of income (discounted cash flow analysis) and market approaches. The income approach is dependent upon several assumptions regarding future periods such as sales growth and a terminal growth rate. A weighted average cost of capital ("WACC") was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants' cost of equity and debt, optimal capital structure and risk factors specific to us.

We determined that the fair value of our reporting units equaled or exceeded the net carrying amount in our most recent goodwill impairment test on July 1, 2025. However, there can be no assurance that the assumptions and estimates made for purposes of the annual goodwill impairment test will prove to be accurate. Volatility in the equity and debt markets, or increases in interest rates, could result in a higher discount rate. Changes in sales volumes, selling prices and costs of goods sold, and increases in interest rates could cause changes in our forecasted cash flows. Unfavorable changes in any of the factors described above, as well as a decline in our stock price, could result in a goodwill impairment charge in the future.

Intangible assets with finite lives are amortized over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Estimated useful lives range from 7 to 30 years for trademarks, 7 to 17 years for patents and acquired technologies, and 2 to 16 years for other intangible assets. An impairment loss would be indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value (based on discounted future cash flows) and the carrying amount of the asset.

See Note 2, "Goodwill and Intangibles Impairment" for further information regarding goodwill and intangible assets impairment.

Revenue Recognition and Accounts Receivable

Sales revenue is recognized at the time of product shipment or delivery of our products to unaffiliated customers, depending on shipping terms. Accordingly, control of the products transfers to the customer in accordance with the transaction's shipping terms. Sales revenue is recognized for the amount of consideration that we expect to be entitled to receive in exchange for our products. Sales are reported net of returns, rebates, incentives, each as described below, and freight allowed. Taxes imposed by governmental authorities on our revenue-producing activities with customers, such as sales taxes and value-added taxes, are excluded from net sales.

We provide medical products to distributors or end-user customers under supply agreements under which customers may place purchase orders for a variety of our products at specified pricing over a specified term, usually three years. While our sales and marketing efforts are directed to hospitals or other healthcare providers, our products are generally sold through third-party distribution channels.

Under our contracts with customers, our performance obligations are normally limited to shipment or delivery of products to a customer upon receipt of a purchase order. We bill our customers, depending on shipping terms, upon shipment or delivery of the products to the customer.

Amounts billed are typically due within 30 days, with a 1% discount allowed for distributors if payments are made within 15 days. We estimate cash discounts based on historical experience and record the cash discounts as an allowance to trade receivables. The allowance for this cash discount is disclosed in "Supplemental Balance Sheet Information" under "Accounts Receivable" in Note 6. The differences between estimated and actual cash discounts are generally not material.

We allow for returns within a specified period of time, based on our standard terms and conditions, following customers' receipt of the goods and estimate a liability for returns based on historical experience. The liability for estimated returns was $0.1 million as of December 31, 2025 and 2024. The differences between estimated and actual returns are generally not material.

Our contracts provide for forms of variable consideration including rebates, incentives and pricing tiers, each of which are described below:

Distributor Rebates - Sales to distributors, on a global basis, represents approximately 53% of our consolidated net sales. We provide for rebates on gross sales to distributors for differences between list prices and average end-user customer prices.

Rebate rates vary widely (typically between 10% and 35%) between our product families. A liability for distributor rebates is estimated based on a moving average of rebate rates, specific customer trends, contractual provisions, historical experience and other relevant factors. The liability for estimated rebates was $3.3 million and $13.3 million as of December 31, 2025 and 2024, respectively. Differences between our estimated and actual costs are generally not material and recognized in earnings in the period in the period such differences are determined.

Incentives - Globally, approximately 29% of our consolidated net sales are contracted through group purchasing organizations ("GPOs"). Incentives include fees paid to GPOs or small percentage rebates to distributors in conjunction with the sales volume of our products to end-user customers. A liability for incentives is estimated based on average incentive rates over a period of time. The liability for estimated incentives was $9.8 million and $10.9 million as of December 31, 2025 and 2024, respectively. Differences between estimated and actual incentives are generally not material and recognized in earnings in the period such differences are determined.

Pricing tiers - In certain of our contracts, pricing is dependent on volumes purchased, with lower pricing given upon meeting certain established purchase volumes. Customers are placed in a pricing tier based on expected purchase volume, which is developed primarily using the customer's purchase history. Depending on the customer's purchases, we may move the customer up or down a tier, upon meeting or failing to meet certain established purchase volumes. Pricing in the new tier is applied to purchase orders prospectively. There are no retrospective adjustments based on movements between pricing tiers.

We had two customers who individually accounted for more than 10% of our consolidated accounts receivable balance as of December 31, 2025. We had two customers who individually accounted for more than 10% of our consolidated accounts receivable balance as of December 31, 2024. Bad debt expense was $0.8 million for the year ended December 31, 2025, compared to $0.7 million for the years ended December 31, 2024 and 2023.

Foreign Currency Translation

The income statements of foreign operations are translated into U.S. dollars at rates of exchange in effect each month. The balance sheets of these operations are translated at period-end exchange rates, and the differences from historical exchange rates are reflected as unrealized translation adjustments in other comprehensive income.

Research and Development

Research and development expenses are expensed as incurred. Research and development expenses consist primarily of salaries and related expenses for personnel, product trial costs, outside laboratory and license fees, the costs of laboratory equipment and facilities and asset write-offs for equipment that does not reach success in product manufacturing certifications.

Stock-Based Compensation

We have a stock-based Equity Participation Plan, a Long Term Incentive Plan and an Outside Directors' Compensation Plan that provide for awards of stock options, stock appreciation rights, restricted stock (and in certain limited cases, unrestricted stock), restricted stock units, performance units and cash awards to eligible employees (including officers who are employees), directors, advisors and consultants. Stock-based compensation is initially measured at the fair value of the awards on the grant date and is recognized in the financial statements over the period the employees are required to provide services in exchange for the awards, with forfeitures accounted for as they occur. The fair value of option awards is measured on the grant date using a Black-Scholes option-pricing model. The fair value of time-based and some performance-based restricted share awards is based on the Avanos stock price at the grant date and the assessed probability of meeting future performance targets. Generally, new shares are issued to satisfy vested restricted stock units and exercises of stock options. See Note 14, "Stock-Based Compensation."

Income Taxes

We account for income taxes under the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Under this method, changes in tax rates and laws are recognized in income in the period such changes are enacted. The provision for federal, state, and foreign income taxes is calculated on income before income taxes based on current tax law and includes the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provision differs from the amounts currently payable because certain items of income and expense are recognized in different reporting periods for financial reporting purposes than for income tax purposes. Recording the provision for income taxes requires management to make significant judgments and estimates for matters whose ultimate resolution may not become known until the final resolution of an examination by the Internal Revenue Service (IRS) or state and foreign agencies. If it is more likely than not that some portion, or all, of a deferred tax asset will not be realized, a valuation allowance is recognized.

Recording liabilities for uncertain tax positions involves judgment in evaluating our tax positions and developing the best estimate of the taxes ultimately expected to be paid. We include any related tax penalties and interest in income tax expense.

As of December 31, 2025, we have accumulated undistributed earnings generated by our foreign subsidiaries. Certain earnings were previously subject to tax due to the one-time transition tax of the Tax Cuts and Jobs Act of 2017. Any additional impacts due with respect to the previously taxed earnings, if repatriated, would generally be limited to foreign withholding tax, U.S. state income tax and the tax effect of certain foreign exchange adjustments. We intend, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet U.S. cash needs. At this time, the determination of deferred tax liabilities on the amount of financial reporting over tax basis is not practicable.

Employee Defined Benefit Plans

We recognize the funded status of our defined benefit obligation as an asset or a liability on our balance sheet. Actuarial gains or losses are a component of our other comprehensive income, which is then included in our accumulated other comprehensive income. Pension expenses are recognized over the period in which the employee renders service and becomes eligible to receive benefits. We make assumptions (including the discount rate and expected rate of return on plan assets) in computing the pension expense and obligations.

Hedging and Derivatives

All derivative instruments are recorded as assets or liabilities on the balance sheet at fair value. Changes in the fair value of derivatives are either recorded in the income statement or other comprehensive income, as appropriate. The effective portion of the gain or loss on derivatives designated as cash flow hedges is included in other comprehensive income in the period in which changes in fair value occur, and is reclassified to income in the same period that the hedged item affects income. Cash flows from derivative instruments are recorded within operating, investing or financing activities in accordance with the classification of the underlying hedged transaction. Our policies allow the use of derivatives for risk management purposes and prohibit their use for speculation. Our policies also prohibit the use of any leveraged derivative instrument. Consistent with our policies, foreign currency derivative instruments are entered into with major financial institutions. At inception, we formally designate certain derivatives as cash flow hedges and establish how the effectiveness of these hedges will be assessed and measured. This process links the derivatives to the transactions they are hedging. See Note 16, "Derivative Financial Instruments," for disclosures about derivative instruments and hedging activities.

Recently Adopted Accounting Pronouncements

Effective January 1, 2025, we adopted Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes: Improvements to Income Tax Disclosures.* This ASU pertains to disaggregation of income tax disclosures and enhances annual income tax disclosures to address investor requests for more information about the tax risks and opportunities present in an entity's worldwide operations. The two primary enhancements disaggregate existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid, and requires entities to disclose a tabular reconciliation of expected tax and reported tax on income from continuing operations using both percentages and amounts, broken out into specific categories with certain reconciling items at or above 5% of the expected tax further broken out by nature and/or jurisdiction. Additionally, this ASU requires disclosure around income taxes paid (net of refunds received) broken out between federal, state, local and foreign, and income taxes paid (net of refunds received) to an individual jurisdiction when greater than 5% of total income taxes paid. Adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

Effective January 1, 2025, we adopted ASU No. 2023-05, *Business Combinations: Joint Venture Formations.* This ASU is intended to address diversity in practice regarding accounting and provide decision-useful information related to contributions made to joint ventures and requires entities that qualify as either a joint venture or a corporate joint venture to apply a new basis of accounting upon the formation of the joint venture. Specifically, the ASU provides that a joint venture or a corporate joint venture must initially measure its assets and liabilities at fair value on the formation date. Adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

Effective in the fourth quarter of 2024, we adopted ASU No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures.* This ASU enhances segment reporting under Topic 280 by expanding the breadth and frequency of segment disclosures, and aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM and included in each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. On an annual basis, this ASU requires us to disclose the CODM's title and position, as well as how the CODM uses each reported measure of segment profit or loss to assess performance and allocate resources to the segment. In accordance with this ASU, we have applied this guidance retrospectively for all periods presented in the financial statements in Note 5, "Segment Information". Adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

Effective January 1, 2023, we adopted ASU No. 2021-08, *Business Combinations: Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.* This ASU pertains to acquired revenue contracts with customers in a business combination and addresses diversity in practice and inconsistency related to recognition of an acquired contract liability and payment terms and their effect on subsequent revenue recognized by the acquirer. Adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

Recently Issued Accounting Pronouncements

In November 2025, the FASB issued ASU No. 2025-09, *Hedge Accounting Improvements.* This ASU amends ASC Topic 815 to better align hedge accounting with the economics of an entity's risk management activities. The amendment permits aggregation of forecasted transactions with similar-risk exposures in cash flow hedges, expands eligibility for hedging certain non-financial forecasted transactions, and expands the application of hedge accounting for interest payments on choose-your-rate debt, including forecasted issuances. This ASU will be effective for fiscal years beginning after December 15, 2026, and interim periods therein, with early adoption permitted. Adoption of this ASU is not expected to have a material effect on our financial position, results of operations or cash flows.

In July 2025, the FASB issued ASU No. 2025-05, *Measurement of Credit Losses for Accounts Receivable and Contract Assets.* This ASU provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under Topic 606. Under the current guidance, when an entity estimates expected credit losses, it must consider available information that is relevant to its assessment of the collectability of cash flows, and the entity may need to adjust its historical losses to estimate expected credit losses if historical conditions differed from current conditions or from reasonable and supportable forecasts. Under this ASU, in developing reasonable and supportable forecasts as part of estimating expected credit losses, entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. This ASU will be effective for annual periods beginning after December 15, 2025, with early adoption permitted. Adoption of this ASU is not expected to have a material effect on our financial position, results of operations or cash flows.

In September 2025, the FASB issued ASU No. 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software.* This ASU amends certain aspects of the accounting for and disclosure of software costs under Topic 350 and removes all references to "development stages", modifying the criteria that must be met for entities to begin capitalizing software costs. This ASU also provides new guidance on how to evaluate whether the probable-to-complete recognition threshold has been met. This ASU will be effective for annual periods beginning after December 15, 2027, with early adoption permitted. Adoption of this ASU is not expected to have a material effect on our financial position, results of operations or cash flows.

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses.* This ASU requires disaggregated disclosure of income statement expenses for public business entities (PBEs) to address investor requests for more detailed information about the types of expenses in commonly presented expense captions. This ASU will require new tabular disclosures for the following expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depletion. Additionally, certain other expenses and gains or losses that must be disclosed under existing U.S. GAAP, and that are recorded in a relevant expense caption, must be presented in the same tabular disclosure. This ASU will be effective for annual periods beginning after December 15, 2026, with early adoption permitted. Adoption of this ASU is not expected to have a material effect on our financial position, results of operations or cash flows.

Note 2.   Goodwill and Intangibles Impairment

We test goodwill for impairment annually or more frequently whenever events or circumstances more likely than not indicate that the fair value of our reporting units may be below their respective carrying amounts.

In conjunction with a shift from one reportable segment to two, we performed an interim goodwill impairment test as of January 1, 2025, and determined that the fair values of our reporting units exceeded the net carrying amounts at that time.

In the second quarter of 2025, our market capitalization decreased to the extent that we determined that it was more likely than not that the fair value of one of our two reporting units was below its carrying value. Accordingly, we completed an interim goodwill impairment test as of June 30, 2025, using a combination of income and market approaches to determine the fair value of the reporting units. Consequently, we concluded that the fair value of our Pain Management and Recovery ("PM&R") reporting unit was below its carrying value. As a result, we recorded a $77.0 million impairment to goodwill, which is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements.

In our most recent goodwill impairment test on July 1, 2025, we determined that the fair value of our reporting units equaled or exceeded the net carrying amount of our reporting units.

In the fourth quarter of 2024, we assessed the recoverability of a certain asset group which resulted in an impairment loss of $100.2 million. This impairment loss is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements. A roll-forward of our intangible assets is presented in Note 6, "Supplemental Balance Sheet Information".

In the fourth quarter of 2024, we determined it was more likely than not that the fair value of our medical devices reporting unit may be below its carrying value. Accordingly, we completed an interim goodwill impairment test as of December 1, 2024, and recorded a $336.5 million impairment to goodwill, which is included in "Goodwill and intangibles impairment" in the accompanying consolidated income statements.

The changes in the carrying amount of goodwill are as follows (in millions):

	SNS	PM&R	Total
Balance at December 31, 2023			$ 796.1
Goodwill impairment			(336.5)
Currency translation adjustment			(4.0)
Balance at December 31, 2024[a]			455.6
Change in segments	327.6	128.0	455.6
Goodwill acquired[b]	13.7	—	13.7
Goodwill impairment	—	(77.0)	(77.0)
Currency translation adjustment	—	2.6	2.6
Balance at December 31, 2025	$ 341.3	$ 53.6	$ 394.9

<hr/>

(a) Goodwill as of January 1, 2025 was reallocated from one reportable segment to the SNS and PM&R segments, using a combination of the income and market approaches, as a result of the change in reportable segments in the first quarter of 2025.
(b) We acquired $13.7 million of goodwill in conjunction with the acquisition of Nexus Medical, LLC., described in Note 4, "Business Acquisitions." Goodwill was allocated to our existing medical devices reporting unit.

Note 3.   Restructuring

Our restructuring expenses for the years ended December 31, 2025, 2024 and 2023 are summarized in the table below (in millions):

	Year Ended December 31,		
	2025	2024	2023
Post-RH Divestiture Restructuring Plan	$ 32.4	$ 8.9	$ —
Transformation Process	—	(0.8)	28.2
Total Restructuring Costs	$ 32.4	$ 8.1	$ 28.2

Transformation Process

In January 2023, we initiated a three-year restructuring initiative intended to align the Company under a single commercial organization, rationalize our product portfolio, undertake additional cost management activities to enhance the Company's operating profitability and pursue efficient capital allocation strategies (the "Transformation Process"). The RH Divestiture described in Note 7, "Discontinued Operations" and the Nexus Acquisition and Diros Acquisition described in Note 4, Business Acquisitions" represented a key component of the Transformation Process.

The initial restructuring activities in the Transformation Process related primarily to organizational design and the implementation of business process efficiencies. These initial restructuring activities and related costs were substantially complete at the end of 2024. In the year ended December 31, 2024 we incurred expenses of $5.1 million primarily related to the Transformation Process and recognized a gain of $6.9 million due to modifying the lease for our Alpharetta headquarters, which is included in "Other (income) expense, net" in the accompanying consolidated financial statements. This resulted in a net benefit of $0.8 million for the year ended December 31, 2024. See Note 8, "Leases", for further discussion about our lease modification. In the year ended December 31, 2023, we incurred expenses of $28.2 million. Expenses in both the years ended December 31, 2024 and 2023 primarily related to program management consulting and employee retention expenses and employee severance and benefits costs in connection with the Transformation Process. These costs were included in "Cost of products sold," "Research and development," "Selling and general expenses" and "Other (income) expense, net" in the accompanying consolidated income statements. In the year ended December 31, 2025, we incurred no expenses in connection with the Transformation Process.

Post-RH Divestiture Restructuring Plan

During 2024, following the RH Divestiture, we initiated the final phase of the Transformation Process, which is aimed at aligning our organizational structure, our manufacturing and distribution activities, and our operational footprint with our remaining business (the "Plan"). In the first six months of 2025, the Plan was expanded to accommodate additional manufacturing and operational initiatives.

In the fourth quarter of 2025, the assessment of our organization performed in conjunction with the appointment of our new Chief Executive Officer was completed and the Plan was expanded to align our organizational structure with our business needs. As a result, we expect to incur up to $10.0 million of incremental expenses consisting primarily of employee severance and benefits. The initiatives associated with the expansion of the Plan are expected to run through 2026.

In the year ended December 31, 2025, we incurred $32.4 million of costs related to the Plan, compared to $8.9 million in the year ended December 31, 2024. These costs are included in "Cost of products sold" and "Selling and general expenses" in the accompanying consolidated income statements. Since its initiation, we have incurred expenses of $41.3 million in connection with the Plan, including $30.1 million of cash expenses.

Restructuring Liability

Our liability for costs associated with our restructuring activities as of December 31, 2025 and 2024 is summarized below (in millions):

| | As of December 31, | |
	2025	2024
Balance, beginning of year	$ 3.8	$ 2.3
Total restructuring costs, excluding non-cash charges	21.6	12.4
Payments and adjustments, net	(18.2)	(10.9)
Balance, end of year	$ 7.2	$ 3.8

Note 4.   Business Acquisitions

Nexus Medical

On September 11, 2025, we entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Company, Nexus Merger Sub, LLC, a newly formed wholly owned subsidiary of the Company ("Merger Sub"), Nexus Medical, LLC, a Kansas limited liability company ("Nexus"), and Edward Kuklenski, as representative of Nexus' members. The transaction contemplated by the Merger Agreement (the "Merger") closed concurrently with the execution of the Merger Agreement. Pursuant to the Merger Agreement, Nexus merged with and into Merger Sub, with Nexus surviving the merger as a wholly owned subsidiary of the Company (the "Nexus Acquisition"). The total purchase price payable by the Company in the Merger was $27.0 million (subject to certain working capital and other adjustments), with up to an additional $20.0 million payable in contingent cash consideration based on the increase in net sales of a certain Nexus product during the first three years following the Nexus Acquisition. The purchase price was funded by available cash on hand.

Nexus is a leading manufacturer of anti-reflux needleless connectors. Its proprietary TKO® technology is designed to support safer, more consistent nutrition and medication delivery in high-acuity settings, including Neonatal and Pediatric Intensive Care Units (NICUs and PICUs). We expect the Nexus Acquisition will enhance our Specialty Nutrition Systems ("SNS") portfolio of products.

The accompanying consolidated income statement includes $4.8 million of net sales from Nexus since the acquisition date. We incurred $1.5 million of costs in the year ended December 31, 2025 in connection with the Nexus Acquisition, which are included in "Selling and general expenses."

Under the acquisition method of accounting for business combinations, the purchase price paid is allocated to the underlying net assets in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values is recorded as goodwill. Fair values of assets acquired and liabilities assumed are being determined using discounted cash flow analyses and the fair value of the contingent consideration is being estimated using a Monte Carlo simulation. Assumptions supporting the estimated fair values are based on facts and circumstances that existed on the valuation date. While the purchase price allocation may be revised for conditions known at the time of sale for a period of one year following the transaction, we do not expect any revisions. The purchase price allocation is shown in the table below (in millions):

Current assets, net of liabilities assumed, excluding cash acquired	$	7.9
Property, plant & equipment		2.2
Identifiable intangible assets		20.5
Goodwill		13.7
Contingent consideration		(16.3)
Total	$	28.0

The identifiable intangible assets relating to the Nexus Acquisition include the following (in millions, except years):

	Identifiable Intangible Asset Amount		Weighted Average Useful Lives (Years)
Customer relationships	$	15.3	11
Patents		3.4	9
Trade names & other		1.8	15
Total	$	20.5	

The following unaudited pro forma financial information is presented in the table below for the years ended December 31, 2025 and 2024 as if the Nexus Acquisition had occurred on January 1, 2024 (in millions except per share amounts):

	Year Ended December 31,	
	2025 (Unaudited)	2024 (Unaudited)
Net sales	$ 712.6	$ 702.9
Net loss from continuing operations	(72.8)	(389.0)
Loss from discontinued operations, net of tax	—	(5.8)
Net Loss	$ (72.8)	$ (394.8)
Basic Loss Per Share		
Continuing operations	$ (1.57)	$ (8.45)
Discontinued operations	$ —	$ (0.13)
Basic Loss Per Share	$ (1.57)	$ (8.58)
Diluted Loss Per Share		
Continuing operations	$ (1.57)	$ (8.45)
Discontinued operations	$ —	$ (0.13)
Diluted Loss Per Share	$ (1.57)	$ (8.58)

The pro forma financial information has been adjusted to include the effects of the Nexus Acquisition, including acquisition-related costs, amortization of acquired intangibles and related tax effects. The pro-forma financial information is not necessarily indicative of the results of operations that would have been achieved.

Diros Technology Acquisition

On July 24, 2023, we closed the acquisition of Diros Technology Inc. ("Diros"), a leading manufacturer of innovative radiofrequency ablation ("RFA") products used to treat chronic pain conditions (the "Diros Acquisition"). The total purchase price paid in connection with our acquisition of Diros was approximately $53.0 million, consisting of $2.5 million in cash paid upon entry into the definitive agreement and $50.5 million in cash paid at closing (subject to certain working capital and other adjustments), with up to an additional $7.0 million payable in contingent cash consideration based on achievement of certain performance objectives defined in the purchase agreement. The purchase price for the Diros Acquisition was funded by proceeds from our Revolving Credit Facility. We did not incur costs related to the Diros Acquisition in the year ended December 31, 2025. We incurred $2.1 million and $1.7 million of costs in the years ended December 31, 2024 and December 31, 2023, respectively, in connection with the Diros Acquisition, which are included in "Costs of goods sold" and "Selling and general expenses."

Under the acquisition method of accounting for business combinations, the purchase price paid is allocated to the underlying net assets in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values is recorded as goodwill. Fair values of assets acquired and liabilities assumed are being determined using discounted cash flow analyses and the fair value of the contingent consideration is being estimated using a Monte Carlo simulation. Assumptions supporting the estimated fair values are based on facts and circumstances that existed on the valuation date.

The purchase price allocation is shown in the table below (in millions):

Current assets, net of cash acquired	$	7.5
Current liabilities, excluding contingent consideration		(7.0)
Contingent consideration		(5.3)
Other noncurrent assets (liabilities), net		(0.5)
Deferred tax liabilities		(8.1)
Identifiable intangible assets		29.6
Goodwill		33.4
Total		49.6

Goodwill from the Diros Acquisition is not fully tax deductible and is attributable to future earnings potential and the strategic fit within our radiofrequency product line in our interventional pain portfolio as it allows for providing a greater continuum of care for patients.

The identifiable intangible assets relating to the Diros Acquisition include the following (in millions, except years):

	Identifiable Intangible Asset Amount	Weighted Average Useful Lives (Years)
Trade names and trademarks	$ 2.9	15
Customer relationships	21.2	14
Developed technology and other	5.5	13
Total	$ 29.6	

Note 5. Segment Information

We define our reportable segments based on the way our CODM manages the operations of the business for purposes of allocating resources and assessing performance. During the first quarter of 2025, our CODM began managing the business at a disaggregated level beyond our previously defined medical devices segment. Accordingly, we conduct our business in two operating and reportable segments.

Prior year amounts have been reclassified to conform with the current year presentation. Our reportable segments include the following:

Specialty Nutrition Systems is a portfolio of products including:

- Enteral feeding, which includes products such as our MIC-KEY enteral feeding tubes and Corpak patient feeding solutions; and

- Neonate solutions, which includes NeoMed neonatal and pediatric feeding solutions and Nexus' TKO® anti-reflux needleless connectors.

Pain Management and Recovery is a portfolio of products including:

- Surgical pain and recovery products such as ON-Q and ambIT surgical pain pumps and Game Ready cold and compression therapy systems; and

- RFA solutions, which provide minimally invasive pain relief therapies, such as our COOLIEF, Trident and ESENTEC RFA products used to treat chronic pain conditions. The CODM, our Chief Executive Officer, assesses performance for our reportable segments and decides how to allocate resources based on net income from continuing operations, which is also presented in the Consolidated Income Statements. The CODM uses net income from continuing operations for strategic planning, including revenue generation, cost management and investment decisions, as well as in the annual budget and forecasting process. Additionally, the CODM uses net income from continuing operations to evaluate income generated from assets and earnings generated per share.

The CODM, our Chief Executive Officer, evaluates the performance of our two reportable segments and determines how to allocate resources based on Operating Income (Loss), adjusted for goodwill impairment loss, and is regularly provided with segment revenues and expenses. The CODM uses Operating Income (Loss), adjusted for goodwill impairment loss for strategic planning, including revenue generation, cost management and investment decisions, as well as in the annual budget and forecasting process. Additionally, the CODM uses Operating Income (Loss) adjusted for goodwill impairment loss to evaluate income generated from assets and earnings generated per share. The CODM receives and reviews total assets as presented in the Consolidated Balance Sheets, and does not evaluate asset information at the segment level. The significant expenses included in Operating Income (Loss), as regularly provided to the CODM, are as follows (in millions):

	Year Ended December 31, 2025					
	SNS		PM&R		Total	
Net Sales	$	432.9	$	237.8	$	670.7
Reconciliation of consolidated net sales:						
Corporate and other[a]						30.5
Total consolidated net sales					$	701.2
Cost of goods sold		(165.1)		(85.6)		
Distribution		(24.9)		(12.6)		
Research and development expenses		(16.7)		(4.8)		
Advertising, promotion and selling expenses		(53.6)		(62.3)		
General expenses		(69.5)		(48.5)		
Depreciation and amortization expense		(20.4)		(14.7)		
Other segment items		(0.1)		(0.1)		
Reportable segment operating income	$	82.6	$	9.2	$	91.8
Corporate and other[b]						(153.4)
Interest expense, net						(4.6)
Loss before income taxes					$	(66.2)

	Year Ended December 31, 2024					
	SNS		PM&R		Total	
Net Sales	$	396.4	$	234.2	$	630.6
Reconciliation of consolidated net sales:						
Corporate and other[a]						57.2
Total consolidated net sales					$	687.8
Cost of goods sold		(135.6)		(84.3)		
Distribution		(24.7)		(10.5)		
Research and development expenses		(17.3)		(7.3)		
Advertising, promotion and selling expenses		(67.0)		(78.0)		
General expenses		(54.6)		(38.0)		
Depreciation and amortization expense		(16.4)		(13.4)		
Reportable segment operating income	$	80.8	$	2.7	$	83.5
Corporate and other[b]						(479.7)
Interest expense, net						(7.1)
Loss before income taxes					$	(403.3)

	Year Ended December 31, 2023					
	SNS		PM&R		Total	
Net Sales	$	371.6	$	227.3	$	598.9
Reconciliation of consolidated net sales:						
Corporate and other[a]						74.4
Total consolidated net sales					$	673.3
Cost of goods sold		(125.4)		(82.0)		
Distribution		(22.2)		(11.9)		
Research and development expenses		(14.6)		(9.8)		
Advertising, promotion and selling expenses		(60.1)		(75.2)		
General expenses		(51.5)		(38.8)		
Depreciation and amortization expense		(17.8)		(13.3)		
Other segment items		—		—		
Reportable segment operating income	$	80.0	$	(3.7)	$	76.3
Corporate and other						(72.1)
Interest expense, net						(12.1)
Loss before income taxes					$	(7.9)

_____

(a)   Corporate and other net sales includes revenue from our Hyaluronic Acid ("HA") injections and our IV infusion oncology pumps.

(b)   Corporate and other expenses includes $77.0 million of goodwill impairment associated with our PM&R reporting unit. See Note 2, "Goodwill and Intangibles Impairment" for further information.

For the years ended December 31, 2025, 2024 and 2023, net sales to external customers in the United States were $523.2 million, $529.1 million and $467.0 million, respectively. Globally, one customer accounted for 10% or more of our consolidated net sales in the year ended December 31, 2025 and two customers accounted for 10% or more of our consolidated net sales in the years ended December 31, 2024 and 2023.

Property, plant and equipment held domestically and in foreign countries is as follows (in millions):

	As of December 31,			
	2025		2024	
Domestic	$	66.1	$	72.7
Foreign		47.3		38.0
Total Property, Plant and Equipment	$	113.4	$	110.7

Note 6.   Supplemental Balance Sheet Information

Accounts Receivable

Accounts receivable consist of the following (in millions):

	As of December 31,			
	2025		2024	
Accounts Receivable	$	108.0	$	133.6
Income tax receivable		0.1		4.9
Allowances and doubtful accounts				
Doubtful accounts		(4.0)		(4.9)
Sales discounts		(0.3)		(0.8)
Accounts receivable, net	$	103.8	$	132.8

Losses on receivables are estimated based on known troubled accounts and historical experience. Receivables are considered impaired and written off when it is probable that payments due will not be collected. Bad debt expense was $0.8 million for the year ended December 31, 2025 compared to $0.7 million for both the years ended December 31, 2024 and December 31, 2023.

Inventories

Inventories at the lower of cost (determined on the FIFO method) or net realizable value consists of the following (in millions):

| | As of December 31, | |
	2025	2024
Raw materials	$ 34.7	$ 36.5
Work in process	25.2	21.1
Finished goods	84.0	78.3
Supplies and other	4.1	2.9
Total Inventory	148.0	138.8

We incurred $9.4 million, $5.6 million and $5.1 million of expense for inventory write-offs and obsolescence in the years ended December 31, 2025, 2024 and 2023, respectively.

Property, Plant and Equipment

Property, plant and equipment consists of the following (in millions):

| | As of December 31, | |
	2025	2024
Land	$ 1.3	$ 1.1
Buildings and leasehold improvements	40.1	40.6
Machinery and equipment	199.1	186.3
Construction in progress	25.0	21.4
	265.5	249.4
Less accumulated depreciation	(152.1)	(138.7)
Total	$ 113.4	$ 110.7

Property, plant and equipment includes $0.7 million of interest that was capitalized in the year ended December 31, 2025, compared to $0.9 million of interest that was capitalized in the year ended December 31, 2024. There were $1.6 million and $5.6 million of capital expenditures in accounts payable as of December 31, 2025 and 2024, respectively.

Depreciation expense was $19.7 million, $20.3 million and $19.2 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Intangible Assets

Intangible assets subject to amortization consist of the following (in millions):

| | As of December 31, 2025 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks	$ 41.9	$ (30.8)	$ 11.1
Patents and acquired technologies	251.9	(191.5)	60.4
Other	94.1	(47.8)	46.3
Total	$ 387.9	$ (270.1)	$ 117.8

	As of December 31, 2024			
	Gross Carrying Amount	Accumulated Amortization	Accumulated Impairment	Net Carrying Amount
Trademarks	$ 40.1	$ (28.7)	$ (0.9)	$ 10.5
Patents and acquired technologies	248.3	(82.3)	(99.3)	66.7
Other	79.1	(44.0)	—	35.1
Total	$ 367.5	$ (155.0)	$ (100.2)	$ 112.3

Amortization expense for intangible assets is included in "Cost of products sold" and "Selling and general expenses" and was $19.2 million, $25.2 million and $24.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. During the year ended December 31, 2024, we recognized an impairment loss on certain intangible assets which is described further in Note 2, "Goodwill and Intangibles Impairment". We did not recognize an impairment loss on intangible assets in the year ended December 31, 2025.

We estimate amortization expense for the next five years and beyond will be as follows (in millions):

For the years ending December 31,	
2026	$ 18.1
2027	16.5
2028	16.0
2029	14.9
2030	12.9
Thereafter	39.4
Total	$ 117.8

Accrued Expenses

Accrued expenses consist of the following (in millions):

	As of December 31,	
	2025	2024
Accrued rebates	$ 13.1	$ 24.2
Accrued salaries and wages	37.0	32.1
Accrued taxes and other	16.9	18.0
Other[a]	24.3	17.0
Total	$ 91.3	$ 91.3

(a) Other includes $7.5 million of contingent consideration associated with the acquisition of Nexus. See Note 4, "Business Acquisitions" for further information.

Other Long-Term Liabilities

Other long-term liabilities consist of the following (in millions):

	As of December 31,	
	2025	2024
Accrued compensation benefits	4.0	4.2
Other[a]	9.5	0.2
Total	$ 13.5	$ 4.4

(a) Other includes $9.3 million of contingent consideration associated with the acquisition of Nexus. See Note 4, "Business Acquisitions" for further information.

Note 7. Discontinued Operations

On October 2, 2023, (the "Initial Closing"), we closed the sale of our Respiratory Health ("RH") business to SunMed Group Holdings, LLC ("Buyer") (the "RH Divestiture"). The purchase price for our RH business was $110.0 million in cash, subject to certain adjustments based on the indebtedness and inventory transferred to Buyer at the closing and the chargebacks assumed by Buyer but that would otherwise have been payable by the Company and its subsidiaries on or after October 2, 2023 to distributors of the Company's RH products located in the United States.

In conjunction with the RH Divestiture, we and Buyer entered into various transition services agreements pursuant to which we, Buyer and each company's respective affiliates will provide to each other various transitional services, including, but not limited to, product manufacturing and distribution, facilities, order fulfillment, invoicing, quality assurance, regulatory support, audit support and other services. The services generally commenced on the closing date of the RH Divestiture and will terminate in no later than three years thereafter.

Finally, pursuant to an agreement under which we provided certain manufacturing services to Buyer, certain manufacturing facilities and equipment did not transfer to Buyer upon the Initial Closing and remained in "Assets Held for Sale", with a corresponding liability representing our obligation to transfer the relevant manufacturing facilities and equipment to Buyer until the final conveyance. Similarly, the results of operations from these manufacturing operations continued to be classified as "(Loss) income from discontinued operations, net of tax." Our obligation to manufacture products on behalf of Buyer terminated and the related manufacturing assets were transferred to Buyer and the corresponding liability was extinguished on October 1, 2024.

The following table summarizes the financial results of our discontinued operations for the years ended December 31, 2024 and 2023 (no activity subsequent to October 1, 2024) (in millions):

| | Year Ended December 31, | |
	2024	2023
Net Sales	$ 54.6	$ 100.9
Cost of products sold	63.6	68.8
Gross Profit	(9.0)	32.1
Research and development	—	0.8
Selling and general expenses	—	11.2
Pretax loss on classification as discontinued operations	—	70.8
Other (income) expense, net	(1.3)	0.3
Operating Loss	(7.7)	(51.0)
Income tax benefit (provision) from discontinued operations	1.9	(0.9)
Net Loss from discontinued operations, net of tax	$ (5.8)	$ (51.9)

The "Pretax loss on classification of discontinued operations" was $70.8 million for the year ended December 31, 2023, which includes goodwill impairment of $59.1 million, inventory impairment of $5.0 million and impairment on the remaining disposal group of $6.7 million.

In accordance with GAAP, only expenses specifically identifiable and related to a business to be disposed may be allocated to discontinued operations. Accordingly, the cost of products sold, research and development, selling and general expenses and other expense, net in discontinued operations include expenses incurred directly to solely support our respiratory health business.

We had no assets or liabilities held for sale as of December 31, 2025 or December 31, 2024.

The following table provides operating and investing cash flow information for our discontinued operations for the years ended December 31, 2024 and 2023 (in millions):

| | Year Ended December 31, | |
	2024	2023
Operating Activities:		
Depreciation and amortization	$ —	$ 2.6
Stock-based compensation expense	—	0.1
Investing Activities:		
Capital expenditures	0.6	3.6

Note 8. Leases

Our lease obligations relate primarily to our principal executive offices along with various manufacturing, warehouse and distribution facilities located throughout the world. For leases with terms greater than twelve months, we record a right of use ("ROU") asset and corresponding lease obligation. As of December 31, 2025, all our leasing arrangements were operating leases. Many of our leases include escalating rent payments, renewal options and termination options, which are considered in our determination of straight-line rent expense when appropriate. Many of our leases also include additional amounts for common area maintenance and taxes. We have elected not to separate lease and non-lease components in the determination of straight-line rent expense. For a majority of our leases, an implicit lease rate is not available. Accordingly, we use a rate that approximates our incremental secured borrowing rate.

In 2024, we entered into an amendment to the lease for our principal executive offices in Alpharetta, Georgia, under which we reduced our leased space and extended the term of our remaining space by five years. We recognized a $6.9 million gain on the early partial lease termination, which is included in "Other (income) expense, net" in the accompanying consolidated income statement for the year ended December 31, 2024.

The table below summarizes information related to ROU assets and lease liabilities that are included in the accompanying consolidated balance sheet (dollars in millions):

| | As of December 31, | |
	2025	2024
Assets		
Operating lease right-of-use assets	$ 27.6	$ 34.1
Liabilities		
Current portion of operating lease liabilities	8.2	10.9
Operating lease liabilities	20.4	24.6
Total Operating Lease Liabilities	$ 28.6	$ 35.5
Weighted average remaining lease term	6.7 years	6.7 years
Weighted average discount rate	5.9 %	5.6 %

The table below summarizes costs and cash flows arising from our lease arrangements for the years ended December 31, 2025 and December 31, 2024 (in millions):

	Year Ended December 31,			
	2025		2024	
Operating lease cost	$	10.9	$	12.8
Short-term lease cost		0.2		0.2
Variable lease cost		0.6		0.8
Total lease cost	$	11.7	$	13.8
Cash paid for amounts included in the measurement of lease liabilities	$	12.5	$	21.3
Right-of-use assets obtained in exchange for operating lease liabilities	$	2.6	$	19.7

The future minimum obligations under operating leases having non-cancelable terms in excess of one year for the next five years and beyond will be (in millions):

For the years ending December 31,	Amount	
2026	$	8.4
2027		4.7
2028		4.1
2029		3.4
2030		3.2
Thereafter		11.8
Future minimum obligations	$	35.6

Note 9. Fair Value Information

The following fair value information is based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels in the hierarchy used to measure fair value are:

Level 1: Unadjusted quoted prices in active markets accessible at the reporting date for identical assets and liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets. Quoted prices for identical or similar assets and liabilities in markets that are not considered active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3: Prices or valuations that require inputs that are significant to the valuation and are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table includes the fair value of our financial instruments for which disclosure of fair value is required (in millions):

	Fair Value Hierarchy Level	December 31, 2025		December 31, 2024	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets					
Cash and cash equivalents	1	$ 89.8	$ 89.8	$ 107.7	$ 107.7
Liabilities					
Revolving Credit Facility	2	$ —	$ —	$ 25.0	$ 25.0
Term Loan Facility	2	100.5	100.5	109.7	109.7
Contingent consideration related to acquisition	3	16.8	16.8	—	—

Cash equivalents are recorded at cost, which approximates fair value due to their short-term nature.

The fair value of amounts borrowed under our Revolving Credit Facility and Term Loan Facility (as defined below) approximates carrying value because borrowings are subject to a variable rate as described in Note 10, "Debt." The fair value amount of the contingent consideration is remeasured on an ongoing basis using a probability-weighted discounted cash flow model. See further discussion of the acquisition of Nexus in Note 4, "Business Acquisitions."

For the years ended December 31, 2025 and 2024, there were no transfers among Level 1, 2 or 3 fair value determinations. Transfers between levels occur when there are changes in the observability of inputs. Changes between levels are assumed to occur at the beginning of the year.

Note 10. Debt

As of December 31, 2025 and 2024, our debt balances were as follows (in millions):

	Weighted-Average Interest Rate	Maturity	As of December 31,	
			2025	2024
Revolving Credit Facility	5.94%	2027	$ —	$ 25.0
Term Loan Facility	5.79%	2027	100.8	110.2
			100.8	135.2
Unamortized debt issuance costs			(0.3)	(0.5)
Current portion of long-term debt			(10.2)	(9.4)
Total Long-Term Debt, net			$ 90.3	$ 125.3

On June 24, 2022, we entered into a credit agreement (the "Credit Agreement") with certain lenders which established credit facilities in an aggregate principal amount of $500.0 million, consisting of a five-year senior secured term loan of $125.0 million (the "Term Loan Facility") and a five-year senior secured revolving credit facility allowing borrowings of up to $375.0 million, with a letter of credit sub-facility in an amount of $75.0 million (the "Revolving Credit Facility"). All obligations under the Credit Agreement and certain hedging agreements and cash management arrangements thereunder are: (i) guaranteed by each of the Company's direct and indirect, existing and future, material wholly owned domestic subsidiaries ("Guarantors") and (ii) secured by a first priority lien on substantially all the assets of the Company and the Guarantors. The Credit Agreement contains an accordion feature that allows us to incur incremental term loans under the Term Loan Facility or under new term loan facilities or to increase the amount of the commitments under the Revolving Credit Facility, including through the establishment of one or more tranches under the Revolving Credit Facility. The Credit Agreement will mature on June 24, 2027.

Borrowings under the Term Loan Facility and Revolving Credit Facility bear interest at our option at either: (i) an adjusted term secured overnight financing rate ("SOFR"), plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; (ii) an adjusted daily simple SOFR rate, plus a margin ranging between 1.50% to 2.00% per annum, depending on our consolidated total leverage ratio; or (iii) a base rate (calculated as the greatest of (a) the prime rate, (b) the NYFRB rate (being the greater of the federal funds effective rate or the overnight bank funding rate) plus 0.50%, and (c) the one month adjusted term SOFR rate plus 1.00%, plus a margin ranging between 0.50% to 1.00% per annum, depending on our consolidated total leverage ratio. The unused portion of the Revolving Credit Facility will be subject to a commitment fee ranging between 0.20% to 0.25% per annum, depending on our consolidated total leverage ratio. Unamortized debt discount and issuance costs are being amortized to interest expense over the life of the Term Loan Facility using the interest method, resulting in an effective interest rate of 5.6% as of December 31, 2025.

Debt Payments

The Credit Agreement requires quarterly principal installment payments on the Term Loan Facility of 10% of the total principal borrowed for the first eight quarters following funding and then quarterly installment payments of 20% of the total principal borrowed, at which time the remaining unpaid principal amount of the Term Loan Facility is due and payable by the Company upon the maturity date of June 24, 2027. The current portion of the Term Loan Facility is $10.2 million. Interest is payable quarterly. We are permitted to prepay all or a portion of the Term Loan Facility and the Revolving Credit Facility at any time without premium or penalty. Interest is payable at the same rates set forth above for the Revolving Credit Facility.

During the year ended December 31, 2025, we repaid $9.4 million of the Term Loan Facility. During the year ended December 31, 2025, we repaid $25.0 million of the Revolving Credit Facility. As of December 31, 2025, we had letters of credit outstanding of $4.1 million.

As of December 31, 2025, the aggregate amounts of long-term debt that will mature during each of the next four years are as follows (in millions):

	Amount
2026	$ 10.2
2027	90.6
2028	—
2029	—
Total	$ 100.8

Debt Covenants

The Credit Agreement requires compliance with certain customary operational and financial covenants. In addition, we are subject to covenants in the Credit Agreement that, among other things, limit our ability and the ability of certain of our subsidiaries to:

- incur additional indebtedness, guarantee indebtedness or issue disqualified stock or preferred stock;
- pay dividends on, repurchase or make distributions in respect of our capital stock or prepay certain subordinated indebtedness;
- make certain investments or acquisitions;
- sell, transfer or otherwise convey certain assets;
- create liens;
- enter into agreements restricting certain subsidiaries' ability to pay dividends or make other intercompany transfers;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our and our subsidiaries' assets; and
- enter into transactions with affiliates.

Pursuant to the restrictive covenants that limit our ability to pay dividends, we have the ability to pay dividends, repurchase stock and make investments up to an "Available Amount," as defined in the credit agreement, provided that we are in compliance with all required covenants, there are no events of default and upon meeting certain financial ratios.

The Credit Agreement also includes financial covenants which require us not to exceed a certain consolidated net secured leverage ratio and to maintain a consolidated interest coverage ratio above a certain level. These financial covenants are tested quarterly. As of December 31, 2025, we were in compliance with all of our debt covenants.

As of December 31, 2025, our repayment requirements in the next five years includes any balance remaining on our Revolving Credit Facility and Term Loan Facility, which are due on June 24, 2027.

Note 11. Income Taxes

Our income taxes are calculated using the asset and liability method of accounting, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The provision for income taxes includes federal, state and foreign taxes currently payable and those deferred because of net operating losses and temporary differences between the consolidated financial statements and tax bases of assets and liabilities.

The components of loss before income taxes, and the provision (benefit) for income taxes are as follows (in millions):

| | Year Ended December 31, | | |
	2025	2024	2023
Loss before income taxes			
United States	$ (82.8)	$ (421.5)	$ (17.3)
Foreign	16.6	18.2	9.4
Total	(66.2)	(403.3)	(7.9)
Income tax provision (benefit):			
Current:			
United States	7.3	8.8	3.7
State	2.6	4.8	2.4
Foreign	4.6	5.3	4.0
Total	14.5	18.9	10.1
Deferred:			
United States	(6.8)	(28.7)	(4.9)
State	(1.2)	(6.3)	(1.9)
Foreign	0.2	(0.9)	(1.3)
Total	(7.8)	(35.9)	(8.1)
Total income tax provision (benefit)	$ 6.7	$ (17.0)	$ 2.0

As of December 31, 2025, we have accumulated undistributed earnings generated by our foreign subsidiaries. Certain earnings were previously subject to tax due to the one-time transition tax of the 2017 Tax Cuts and Jobs Act. Any additional impacts due with respect to the previously-taxed earnings, if repatriated, would generally be limited to foreign withholding tax, U.S. state income tax and the tax effect of certain foreign exchange adjustments. We intend, however, to indefinitely reinvest these earnings and expect future U.S. cash generation to be sufficient to meet U.S. cash needs. At this time, the determination of deferred tax liabilities on the amount of financial reporting over tax basis is not practicable.

As described in Note 1, "Accounting Policies," we have elected to prospectively adopt the guidance in ASU 2023-09. The following table is a reconciliation of the U.S. federal statutory tax rate of 21.0% to our effective tax rate for the filed year ended December 31, 2025 in accordance with the guidance in ASU 2023-09.

	Year Ended December 31, 2025	
	Amount	Percent
U.S Federal Statutory Tax Rate	$ (13.9)	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect[a]	1.0	(1.5)
Foreign Tax Effects		
Other foreign jurisdictions	1.3	(2.0)
Effect of Changes in Tax Laws or Rates	—	—
Effect of Cross-Border Tax Laws		
Cross-border (GILTI), net of FTC	0.4	(0.6)
Cross-border (branch), net of FTC	(0.3)	0.4
Tax Credits		
U.S. Federal Research and Development Credit	(1.5)	2.3
Changes in Valuation Allowances	0.5	(0.8)
Nontaxable or Nondeductible Items		
Nondeductible goodwill impairment	16.2	(24.4)
Nondeductible officer's compensation	2.0	(3.0)
Changes in Unrecognized Tax Benefits	—	—
Other		
Share based compensation tax shortfall	1.1	(1.7)
Other	(0.1)	0.2
Effective tax rate	$ 6.7	(10.1)%

(a)   The majority of the tax effect in this category was attributable to state taxes in California, Florida, Georgia, Mississippi and Texas.

The following table is a reconciliation of the U.S. federal statutory tax rate of 21.0% to our effective tax rate for the years ended December 31, 2024 and December 31, 2023 prior to the adoption of the guidance in ASU 2023-09.

	Year Ended December 31,	
	2024	2023
U.S Federal Statutory Tax Rate	21.0 %	21.0 %
State and Local Income Taxes, Net of Federal Income Tax Effect	0.3	(4.1)
Statutory Rate Other than U.S. Statutory Rate	—	(11.8)
Nondeductible Goodwill Impairment	(17.6)	—
Changes in Valuation Allowances	—	(0.1)
Nondeductible Officer's Compensation	(0.3)	(21.2)
U.S. Federal Research and Development Credit	0.5	22.6
Share Based Compensation Tax Shortfall	(0.2)	(7.2)
Other, net	0.5	(24.5)
Effective tax rate	4.2 %	(25.3)%

The following is a summary of the significant components of the Company's deferred tax assets and liabilities (in millions):

	As of December 31,	
	2025	2024
Deferred tax assets		
Accrued liabilities	$ **12.6**	$ 9.4
Stock-based compensation	**5.6**	6.2
Net Operating Losses	**7.1**	8.4
Section 174 Research Capitalization	**28.6**	23.8
Foreign Tax Credits	**4.0**	3.4
Federal Research Tax Credits	**0.4**	0.4
Inventories	**1.2**	—
Operating Lease Obligations	**4.6**	6.1
Other	**2.8**	1.5
	66.9	59.2
Valuation allowance	**(4.7)**	(3.9)
Total deferred tax assets	**62.2**	55.3
Deferred tax liabilities		
Intangibles, net	**22.9**	26.2
Operating Lease Right of Use Assets	**4.6**	6.0
Inventories	**—**	(1.8)
Property, plant and equipment, net	**3.3**	5.0
Other	**4.4**	0.5
Total deferred tax liabilities	**35.2**	35.9
Net deferred tax assets (liabilities)	$ **27.0**	$ 19.4

Valuation allowances increased $0.8 million during the year ended December 31, 2025. Valuation allowances at the end of 2025 and 2024 primarily relate to tax credits and income tax loss carryforwards.

Realization of income tax loss carryforwards is dependent on generating sufficient taxable income prior to expiration of these carryforwards. Although realization is not assured, we believe it is more likely than not that all of the deferred tax assets, net of applicable valuation allowances, will be realized. The amount of the deferred tax assets considered realizable could be reduced or increased due to changes in the tax environment or if estimates of future taxable income change during the carryforward period.

At December 31, 2025, we have credit carryforwards for federal income tax purposes of $2.3 million, all of which will expire between 2029 and 2038. We also have net operating loss carryforwards for federal income tax purposes of $6.7 million, of which all are available for carryforward indefinitely.

At December 31, 2025, we have credit carryforwards for state income tax purposes of $0.4 million, which will expire between 2026 and 2027. We also have net operating loss carryforwards for state income tax purposes of $99.6 million, some of which will expire between 2026 and 2045 and others that will remain available for carryforward indefinitely. We also have certain foreign subsidiaries with net operating loss carryforwards for income tax purposes of $2.0 million, of which all are available for carryforward indefinitely.

We did not have any unrecognized tax benefits during the years ended December 31, 2025 and 2024.

Federal and state income tax returns are generally subject to examination for a period of three to five years after filing of the respective returns. The state effect of any changes to filed federal positions remains subject to examination by various states for a period of up to two years after formal notification to the states.

The following table presents the income taxes disaggregated by foreign, domestic and state taxes with further disaggregation by jurisdiction in accordance with the guidance in ASU 2023-09.

	Year Ended December 31, 2025
Federal	$ 1.2
State	4.1
International	
Canada	3.3
Japan	1.8
Belgium	0.9
United Kingdom	0.8
Other	2.0
Total cash paid for income taxes (net of refunds)	$ 14.1

Note 12. Employee Benefit Plans

Defined Contribution Plans

Eligible employees participate in our defined contribution plans. Our 401(k) plan and supplemental plan provide for a matching contribution of a U.S. employee's contributions and accruals, subject to predetermined limits. Avanos also has defined contribution pension plans for certain employees outside the U.S. in which eligible employees may participate. We recognized $5.9 million, $5.9 million and $6.6 million, respectively, of expense for our matching contributions to the 401(k) plan in the years ended December 31, 2025, 2024 and 2023, respectively. Our matching contributions to the 401(k) plan are recognized in cost of products sold, research and development and selling and general expenses in our consolidated income statements.

Defined Benefit Plans

Certain plans in our international operations are our direct obligation, and therefore, the related funded status has been recorded within our consolidated balance sheet. These plans are primarily unfunded and the aggregated projected benefit obligation was $3.3 million and $2.8 million as of December 31, 2025 and 2024, respectively. Net periodic pension cost for the years ended December 31, 2025, 2024 and 2023 was $0.6 million, $0.1 million and $0.9 million, respectively. Over the next ten years, we expect gross benefit payments to be $3.1 million in total for the years 2026 through 2030, and $3.4 million in total for the years 2031 through 2035.

Note 13. Accumulated Other Comprehensive Income

The changes in the components of Accumulated Other Comprehensive Income ("AOCI"), net of tax, are as follows (in millions):

	Unrealized Translation	Cash Flow Hedges	Defined Benefit Pension Plans	Accumulated Other Comprehensive Income
Balance, December 31, 2022	$ (36.1)	$ —	$ 0.3	$ (35.8)
Other comprehensive income (loss)	9.1	—	(0.3)	8.8
Balance, December 31, 2023	(27.0)	—	—	(27.0)
Other comprehensive (loss) income	(17.9)	—	0.3	(17.6)
Balance, December 31, 2024	(44.9)	—	0.3	(44.6)
Other comprehensive income (loss)	13.0	(0.2)	(0.2)	12.6
Balance, December 31, 2025	$ (31.9)	$ (0.2)	$ 0.1	$ (32.0)

The net changes in the components of AOCI, including the tax effect, are as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Unrealized translation	$ 13.0	$ (17.9)	$ 9.1
Defined benefit pension plans	(0.2)	0.4	(0.3)
Tax effect	—	(0.1)	—
Defined benefit pension plans, net of tax	(0.2)	0.3	(0.3)
Cash flow hedges	(0.2)	—	—
Tax effect	—	—	—
Cash flow hedges, net of tax	(0.2)	—	—
Change in AOCI	$ 12.6	$ (17.6)	$ 8.8

Note 14. Stock-Based Compensation

The Avanos Medical, Inc. Equity Participation Plan, the Avanos Medical, Inc. 2021 Long Term Incentive Plan, as amended and the Avanos Medical, Inc. Outside Directors' Compensation Plan (together, the "Equity Plans") provide for awards of stock options, stock appreciation rights, restricted stock (and in certain limited cases, unrestricted stock), restricted stock units, performance units and cash awards to eligible employees (including officers who are employees), directors, advisors and consultants of Avanos or its subsidiaries. A maximum of 7.4 million shares of Avanos common stock may be issued under the Equity Plans, and there were 2.5 million shares remaining available for issuance as of December 31, 2025.

The Avanos Medical, Inc. Employee Stock Purchase Plan ("ESPP") allows for employee contributions to purchase shares of the Company's common stock at a 15% discount off the lower of the closing prices at the beginning or end of each offering period. The ESPP is available to all employees meeting the eligibility requirements defined in the ESPP. Offering periods will generally be six month periods ending on June 30 and December 31 of each year. Employees may contribute up to 25% of their compensation, subject to a maximum of $25,000 into the ESPP each year. A maximum of 1.0 million common shares may be issued under the ESPP, and there were 0.6 million shares remaining available as of December 31, 2025.

Stock-based compensation expense is included in "Cost of products sold," "Research and development," and "Selling and general expenses." Stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 is shown in the table below (in millions):

	Year Ended December 31,		
	2025	**2024**	**2023**
Stock options	$ **0.5**	$ —	$ 0.3
Time-based restricted share units	**10.1**	9.8	10.5
Performance-based restricted share units	**1.9**	3.8	4.8
Employee stock purchase plan	**0.1**	0.2	0.2
Total stock-based compensation	$ **12.6**	$ 13.8	$ 15.8

Stock Options

Stock options are granted at an exercise price equal to the fair market value of our common stock on the date of grant. Stock options are generally subject to vesting whereby options vest 30% at the end of each of the first two 12-month periods following the grant and 40% at the end of the third 12-month period and have a term of 10 years.

The fair value of stock option awards was determined using a Black-Scholes option-pricing model utilizing a range of assumptions related to volatility, risk-free interest rate, expected term and dividend yield. Expected volatility was based on historical weekly closing stock price volatility for a peer group of companies. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant. The expected term was based on historical observed settlement behavior. The dividend yield was based on the expectation that no dividends are expected to be paid on our common stock.

The weighted-average fair value of options granted during the year ended December 31, 2025 was $7.13 based on the following assumptions. There were no options awarded in the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2025
Volatility	44%
Risk-free rate	4.1%
Expected term (Years)	5.5
Dividend Yield	0%

A summary of stock option activity is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2024	975	$ 39.44		
Granted	288	15.24		
Exercises	—	—		
Forfeitures/Expired	(316)	31.83		
Outstanding at December 31, 2025	947	$ 34.60	3.46	$ —
Vested and exercisable at December 31, 2025	840	$ 37.08	2.80	$ —

The following table summarizes information about options outstanding as of December 31, 2025:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Contractual Term (Years)	Shares (in thousands)		Weighted-Average Exercise Price
$15.00 to $25.00	198	7.0	91	$	15.24
$25.00 to $35.00	240	3.4	240	$	28.94
$35.00 to $45.00	353	2.1	353		41.55
$45.00+	156	2.1	156		52.10
	947	3.5	840	$	37.08

No options were exercised during the years ended December 31, 2025, December 31, 2024 and 2023. For stock options outstanding at December 31, 2025, we expect to recognize an additional $0.6 million of expense over the remaining average service period of less than one year.

Restricted Share Units

Restricted shares, time-vested restricted share units ("RSUs") and performance-based RSUs granted to employees and directors are valued at the closing market price of our common stock on the grant date with vesting conditions determined upon approval of the award. Time-vested RSUs are generally subject to a minimum service period of three years.

A summary of time-vested RSU activity is presented below:

	Shares (in thousands)	Weighted Average Fair Value
Outstanding at December 31, 2024	1,127	$ 24.94
Granted	780	14.46
Vested	(572)	24.54
Forfeited	(332)	19.36
Outstanding at December 31, 2025	1,003	$ 18.86

For time-vested RSUs outstanding at December 31, 2025, we expect to recognize an additional $8.0 million of expense over the remaining average service period of two years.

Performance-based RSUs are subject to achievement of certain service and performance targets over a restricted period of three years. A summary of performance-based RSU activity is presented below:

	Shares (in thousands)	Weighted Average Fair Value
Outstanding at December 31, 2024	798	$ 24.03
Granted	694	15.12
Vested	(89)	33.36
Forfeited	(522)	20.11
Outstanding at December 31, 2025	881	$ 18.39

For performance-based RSUs outstanding at December 31, 2025, we expect to recognize an additional $6.2 million of expense over the remaining average service period of two years.

Note 15. Commitments and Contingencies

Legal Matters

We are subject to various legal proceedings, claims and governmental inspections, audits or investigations pertaining to issues such as contract disputes, product liability, tax matters, patents and trademarks, advertising, governmental regulations, employment and other matters. Under the terms of the distribution agreement we entered into with Kimberly-Clark Corporation ("Kimberly-Clark") prior to our 2014 spin-off from Kimberly-Clark, legal proceedings, claims and other liabilities that are primarily related to our business are our responsibility and we are obligated to indemnify and hold Kimberly-Clark harmless for such matters. For the years ended December 31, 2025, 2024 and 2023, we incurred no costs with respect to such indemnification matters.

Government Investigation

In June 2015, we were served with a subpoena from the Department of Veterans Affairs Office of the Inspector General (the "VA OIG") seeking information related to the design, manufacture, testing, sale and promotion of MicroCool and other surgical gowns produced by the Company. In July 2015, we became aware that the VA OIG subpoena and an earlier VA OIG subpoena served on Kimberly-Clark requesting information about gown sales to the federal government were related to a United States Department of Justice (the "DOJ") investigation. In May 2016, April 2017 and September 2018, we received additional subpoenas from the DOJ seeking further information related to the Company's surgical gowns.

On July 6, 2021, we entered into a Deferred Prosecution Agreement (the "DPA") with the DOJ that resolved their criminal investigation related to our MicroCool surgical gowns. Pursuant to the terms of the DPA, in July 2021 the Company made a payment of $22.2 million. The DPA term expired on July 7, 2024 and in January 2025, the United States District Court for the Northern District of Texas dismissed the DOJ's case against the Company.

Patent Litigation

We operate in an industry characterized by extensive patent litigation. Competitors may claim that our products infringe upon their intellectual property. Resolution of patent litigation or other intellectual property claims is typically time consuming and costly and can result in significant damage awards and injunctions that could prevent the manufacture and sale of the affected products or require us to make significant royalty payments in order to continue selling the affected products.

At any given time, we may be involved as either a plaintiff or a defendant in a number of patent infringement actions, the outcomes of which may not be known for prolonged periods of time.

General

While we maintain general and professional liability, product liability and other insurance, our insurance policies may not cover all of these matters and may not fully cover liabilities arising out of these matters. In addition, we may be obligated to indemnify our directors and officers against these matters.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. For any matters that are reasonably possible to result in loss and for which no possible loss or range of loss is disclosed in this Form 10-K, management has determined that it is unable to estimate the possible loss or range of loss because, in each case, at least the following facts applied: (a) the matter is at an early stage of the proceedings; (b) the damages are indeterminate, unspecified or determined to be immaterial; and (c) significant factual issues have yet to be resolved. At present, although the results of litigation and claims cannot be predicted with certainty, we believe that the ultimate resolution of any pending legal proceeding to which we are a party will not have a material adverse effect on our business, financial condition, results of operations or liquidity.

We did not record litigation-related charges during the years ended December 31, 2025 and 2024. In the year ended December 31, 2023, we incurred $10.0 million of expense for a settlement related to a customer claim.

Environmental Compliance

We are subject to federal, state and local environmental protection laws and regulations with respect to our business operations. We believe we are operating in compliance with, or are taking action aimed at ensuring compliance with, these laws and regulations. None of our compliance obligations with environmental protection laws and regulations, individually or in the aggregate, is expected to have a material adverse effect on our business, financial condition, results of operations or liquidity.

Note 16.   Derivative Financial Instruments

We enter into derivative instruments to hedge a portion of forecasted cash flows denominated in Mexican pesos. The derivative instruments used to manage these exposures are designated and qualify as cash flow hedges. As of December 31, 2025, we did not have a derivative asset or liability for foreign exchange contracts. The derivative liability for foreign exchange contracts was $0.6 million as of December 31, 2024 and is included in the consolidated balance sheet in accrued expenses.

The effective portion of the gain or loss on a derivative instrument is initially recorded in AOCI, net of related income taxes, and recognized in earnings in the same period that the hedged exposure affects earnings. The gain recognized in earnings was $2.2 million in the year ended December 31, 2025. The loss recognized in earnings was not material in the year ended December 31, 2024. As of December 31, 2025, the aggregate notional values of outstanding foreign currency swap contracts designated as cash flow hedges were zero.

During the quarter ended December 31, 2025, we entered into a pay-fixed, receive-variable interest rate swap with a notional amount of $65 million, intended to fix the one-month SOFR rate on that portion of our Term Loan Facility. The variable portion of the interest rate swap and the interest rate on our Term Loan Facility is tied to the one-month SOFR rate. Monthly, the interest rate swap agreement is settled with the counterparty in conjunction with the one-month SOFR reset on our Term Loan Facility. The gain recognized in earnings was not material in the year ended December 31, 2025.

Note 17. Earnings Per Share ("EPS")

Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding during each period. Diluted earnings per share is calculated by dividing net income by the number of common shares outstanding and the effect of all dilutive common stock equivalents outstanding during each period, as determined using the treasury stock method.

The calculation of basic and diluted EPS for each of the three years ended December 31, 2025, 2024 and 2023 is set forth in the following table (in millions, except per share amounts):

	Year Ended December 31,		
	2025	2024	2023
Net loss from continuing operations	$ (72.9)	$ (386.3)	$ (9.9)
Net loss from discontinued operations	—	(5.8)	(51.9)
Net loss	$ (72.9)	$ (392.1)	$ (61.8)
Weighted Average Shares Outstanding:			
Basic weighted average shares outstanding	46.3	46.0	46.6
Dilutive effect of stock options and restricted share unit awards	—	—	—
Diluted weighted average shares outstanding	46.3	46.0	46.6
Loss Per Share:			
Basic:			
Continuing Operations	$ (1.57)	$ (8.40)	$ (0.21)
Discontinued Operations	—	(0.13)	(1.11)
Basic Loss Per Share	$ (1.57)	$ (8.53)	$ (1.32)
Diluted:			
Continuing operations	$ (1.57)	$ (8.40)	$ (0.21)
Discontinued operations	—	(0.13)	(1.11)
Diluted Loss Per Share	$ (1.57)	$ (8.53)	$ (1.32)

RSUs contain provisions allowing for the equivalent of any dividends paid on common stock during the restricted period to be reinvested into additional RSUs at the then fair market value of the common stock on the date dividends are paid. Such awards are to be included in the EPS calculation under the two-class method. Currently we do not anticipate any cash dividends for the foreseeable future and our outstanding RSU awards are not material in comparison to our weighted average shares outstanding. Accordingly, all EPS amounts reflect shares as if they were fully vested and the disclosures associated with the two-class method are not presented herein.

For the year ended December 31, 2025, $2.3 million of potentially dilutive stock options and restricted share unit awards were excluded from the computation of earnings per share as their effect would have been anti-dilutive.

Note 18. Revenue

Sales revenue is recognized when control of the products transfers to the customer, in an amount that represents the consideration that we expect to be entitled to receive in exchange for our products.

We provide a portfolio of innovative product offerings within our SNS and PM&R segments to improve patient outcomes and reduce the cost of care. Our management evaluates net sales disaggregated by product category within these two reportable segments as follows (in millions):

	Year Ended December 31,		
	2025	2024	2023
Specialty Nutrition Systems:			
Enteral feeding	$ 314.7	$ 289.7	$ 283.3
Neonate solutions	118.2	106.7	88.3
Total Specialty Nutrition Systems	432.9	396.4	371.6
Pain Management and Recovery:			
Surgical pain and recovery	98.8	108.0	117.5
Radiofrequency ablation	139.0	126.2	109.8
Total Pain Management and Recovery	237.8	234.2	227.3
Corporate and Other	30.5	57.2	74.4
Total Net Sales	$ 701.2	$ 687.8	$ 673.3

Specialty Nutrition Systems is a portfolio of products including:

- Enteral feeding, which includes products such as our MIC-KEY enteral feeding tubes and Corpak patient feeding solutions; and

- Neonate solutions, which includes NeoMed neonatal and pediatric feeding solutions and Nexus' TKO anti-reflux needleless connectors.

Pain Management and Recovery is a portfolio of products including:

- Surgical pain and recovery products such as ON-Q and ambIT surgical pain pumps and Game Ready cold and compression therapy systems; and

- RFA solutions, which provide minimally invasive pain relief therapies, such as our COOLIEF pain therapy and our Trident and ESENTEC RFA products used to treat chronic pain conditions.

Liabilities for estimated returns, rebates and incentives as of December 31, 2025 and 2024 are presented in the table below (in millions):

	As of December 31,	
	2025	2024
Accrued rebates	$ 3.3	$ 13.3
Accrued incentives	9.8	10.9
Accrued rebates and incentives (See Note 1)	13.1	24.2
Accrued sales returns[a]	0.1	0.1
Total estimated liabilities	$ 13.2	$ 24.3

---

[a] Accrued sales returns are included in "Other" in the accrued expenses table in "Supplemental Balance Sheet Information" in Note 6.

Due to the nature of our business, we receive purchase orders for products under supply agreements which are normally fulfilled within three to four weeks. Our performance obligations under purchase orders are satisfied and revenue is recognized at a point in time, which is upon shipment or upon delivery of our products, depending on shipping terms. Accordingly, we normally do not have transactions that give rise to material unfulfilled performance obligations.

Note 19.   Share Repurchase Program

On July 28, 2023, the Board of Directors approved a new one-year program under which we repurchased $25.0 million of our common stock. Repurchases under this program were made from time to time at management's discretion on the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, subject to market conditions, applicable legal requirements and other relevant factors. We have established a pre-arranged trading plan under Rule 10b5-1 of the Exchange Act in connection with this share repurchase program. This share repurchase program did not obligate us to purchase any particular amount of common stock.

On November 1, 2024, the Board of Directors approved a new one-year program under which we were able to repurchase up to $25.0 million of our common stock. Repurchases under this program were able to be made from time to time at management's discretion on the open market or through privately negotiated transactions in compliance with Rule 10b-18 under the Exchange Act, subject to market conditions, applicable legal requirements and other relevant factors. We established a pre-arranged trading plan under Rule 10b5-1 of the Exchange Act in connection with this share repurchase program. This share repurchase program did not obligate us to purchase any particular amount of common stock. No repurchases of our common stock were made under this plan.

We had no repurchases of our common stock in the year ended December 31, 2025. Purchases of common stock under the 10b5-1 trading plan for the year ended December 31, 2024 are summarized in the table below:

	Shares Repurchased		Aggregate Purchase Price (in millions)		Average Price per Share		Amount Remaining in Program for Purchase (in millions)	
	# of Shares	Program to Date						
First quarter of 2024	342,680	1,085,333	$	6.7	$	19.45	$	3.3
Second quarter of 2024	169,571	1,254,904	$	3.3	$	19.67	$	—

In addition to the share repurchase program, we withheld 236,099 shares of common stock for $3.3 million in taxes associated with stock-based compensation transactions in the year ended December 31, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Avanos Medical, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Avanos Medical, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated income (loss) statements, comprehensive income (loss), stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Valuation – Pain Management & Recovery ("PM&R") Reporting Unit – Refer to Notes 1 and 2 to the consolidated financial statements

Critical Audit Matter Description

The Company evaluates goodwill for impairment annually or more frequently whenever events or circumstances indicate that the fair value of one or more of its reporting units may be below their carrying value. The Company uses a combination of the income and market approaches to estimate fair value. The Company utilizes a discounted cash flow model to perform its income approach, which requires management to make significant judgments related to the discount rate and assumptions, including expected growth rates, used in the forecast of future cash flows. The market approach estimates the fair value of the reporting units based on the consideration of the Company's observable market value and other assumptions, including guideline public companies. Changes in the judgments or assumptions used in management's evaluation could have a material impact on the fair value of the reporting units, the amount of any goodwill impairment charge, or both.

As a result of a decrease in the Company's market capitalization, in the second quarter of fiscal year 2025, the Company concluded that a triggering event had occurred that may indicate that the fair value of its PM&R reporting unit was less that its carrying value. Based on the second quarter interim impairment evaluation, the Company recognized a goodwill impairment loss of $77.0 million in the PM&R reporting unit. In the third quarter of 2025, Management completed the annual impairment test and determined that the fair value of the reporting unit equaled the net carrying value of the reporting unit. The goodwill balance was $394.9 million as of December 31, 2025, of which $53.6 million was allocated to the PM&R reporting unit.

We identified the goodwill impairment evaluations for the PM&R reporting unit to be a critical audit matter, given the significant judgments made by management to estimate the fair values of the reporting unit, the audit procedures performed to evaluate the reasonableness of management's estimates and assumptions related to selection of the discount rate, revenue growth rate and gross profit margin used in the forecasts of future cash flows. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our internal fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's assumption of the discount rate, revenue growth rate and gross profit margin used to forecast future cash flows to estimate the fair value of the PM&R reporting unit included the following, among others:

- We tested the effectiveness of controls over management's goodwill impairment evaluations including those over the determination of the reporting unit's fair value, such as controls related to management's selection of the discount rate, revenue growth rate and gross profit margin used to forecast future cash flows.

- With the assistance of our fair value specialists, we evaluated the reasonableness of (1) the valuation methodology including the use of the market capitalization and guideline public company market approach and (2) the discount rate, including testing the source information underlying the determination of the discount rate, testing the mathematical accuracy of the calculation, developing a range of independent estimates, performing sensitivity analysis and comparing those to the discount rate selected by management.

- We evaluated management's ability to accurately forecast future cash flows by comparing prior year forecasts to actual results in the respective years. We also compared current revenue and gross profit margin and cash flow forecasts to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in Company press releases (4) industry and peer financial performance and macroeconomic conditions. Further, we considered the Company's plans for future strategic events and searched for contradictory evidence.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Atlanta, Georgia

February 24, 2026

We have served as the Company's auditor since 2013.

ITEM 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.   CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. The term "disclosure controls and procedures," as defined in Rule 13a-15 under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on our evaluation, our chief executive officer and chief financial officer believe that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025. The scope of management's evaluation included all of our businesses except for the business acquired with Nexus Medical, LLC, which was acquired in September 2025 and whose financial statements constitute 4% of consolidated assets, 1% of our consolidated net sales and 2% of our consolidated net loss as of and for the year ended December 31, 2025. For further information see "Business Acquisitions" in Note 4 to the consolidated financial statements in Item 8 of this report. Management's evaluation was based on the criteria related to internal control over financial reporting described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Form 10-K, has issued a report, included herein, on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Avanos Medical, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Avanos Medical, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 24, 2026, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Nexus Medical, LLC. ("Nexus") which was acquired on September 11, 2025, and whose financial statements constitute 4% of consolidated assets, 1% of consolidated net sales and 2% of consolidated net loss from continuing operations as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Nexus.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP

Atlanta, Georgia

February 24, 2026

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following sections of our 2026 Proxy Statement for the Annual Meeting of Stockholders (the "2026 Proxy Statement") are incorporated in this Item 10 by reference:

- "The Nominees" under "Proposal 1. Election of Directors," which identifies our directors and nominees for our Board of Directors.

- "Corporate Governance—Other Corporate Governance Policies and Practices–Code of Conduct," which describes our Code of Conduct.

- "Other Information—Stockholder Nominations for Board of Directors," which describes the procedures by which stockholders may nominate candidates for election to our Board of Directors.

- "Corporate Governance—Board Committees–Audit Committee," which identifies members of the Audit Committee of our Board of Directors and an audit committee financial expert.

We believe we are in compliance with all applicable corporate governance requirements of the New York Stock Exchange, the Securities and Exchange Commission, the Sarbanes-Oxley Act of 2002 and the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that have become effective as of the date of this Annual Report on Form 10-K.

The names and ages of our executive officers as of February 24, 2026, together with certain biographical information, are as follows:

Name	Position
David Pacitti	Chief Executive Officer and Board Member
Scott Galovan	Senior Vice President, Chief Financial Officer
Sigfrido Delgado	Senior Vice President, Operations

Dave Pacitti, age 59, has served as the Company's Chief Executive Officer since April 14, 2025. He was appointed to the Board on August 1, 2025. He joined the Company from Siemens Healthineers, a healthcare technology company, where he has served as President and Head of the Americas since February 2018. From October 2015 to February 2018, he served as President and Head of Healthcare, North America for Siemens Healthineers. Prior to that, he held several leadership roles at Abbott Vascular, including Division Vice President of U.S. Commercial Operations, Sales and Marketing and Vice President of Global Marketing. Mr. Pacitti joined Abbott Vascular upon its acquisition of Guidant Corporation, where he served in positions of increasing responsibility from 1995 to 2006. Mr. Pacitti has served on the Board of Directors of Orchestra BioMed Holdings, Inc. (NASDAQ: OBIO), a biomedical innovation company, since March 2024. He also serves on the Audit Committee and Compensation Committee of Orchestra BioMed Holdings, Inc.

Scott Galovan, age 47, has served as the Company's Senior Vice President, Chief Financial Officer since August 1, 2025. From January 2023 until August 1, 2025, he served as the Company's Senior Vice President, Strategy and Corporate Development. He served as the Company's Vice President, Strategy and Corporate Development from June 2019 until January 2023. Prior to joining the Company in 2013, Mr. Galovan's experience included serving in senior strategy, finance and M&A roles at Newell Brands, Equity Pacific Partners and Intel Capital.

Sigfrido Delgado, age 49, joined the Company as its Senior Vice President, Integrated Supply Chain, in May 2024. He was appointed Senior Vice President, Operations on September 1, 2024. From February 2019 to May 2024, he held senior management positions at Jabil Healthcare, a global provider of healthcare manufacturing solutions, including Vice President, Global MedTech Business. His background includes more than 20 years in manufacturing, supply chain and operations within the medical device industry, including engineering and leadership roles at Johnson & Johnson, Ethicon, Inc. and Cordis Corp.

ITEM 11. EXECUTIVE COMPENSATION

The information in the sections of the 2026 Proxy Statement captioned "Compensation Discussion and Analysis," "Compensation Tables," "Director Compensation" and "Corporate Governance—Compensation Committee Interlocks and Insider Participation" is incorporated in this Item 11 by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information in the section of the 2025 Proxy Statement captioned "Other Information—Security Ownership Information" is incorporated in this Item 12 by reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans as of December 31, 2025.

	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (in thousands) (a)	Weighted average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (in thousands) (c)
Equity compensation plans approved by stockholders[1]	2,831[2]	$34.60	2,481

[1] Includes (i) the Halyard Health, Inc. Equity Participation Plan, effective November 1, 2014 (the "2014 Plan"), (ii) the Avanos Medical, Inc. 2021 Long Term Incentive Plan, effective April 29, 2021, as amended (together with the 2014 Plan, the "Employee Plans"), and (iii) the Halyard Health, Inc. Outside Directors' Compensation Plan, effective November 1, 2014 (the "Director Plan").

[2] Includes 1,657 restricted share units granted under the Employee Plans (including shares that may be issued pursuant to outstanding performance-based restricted share units, assuming the target award is met; actual shares issued may vary, depending on actual performance). Upon vesting, a share of Avanos common stock is issued for each restricted share unit. Column (a) also includes 227 restricted share units granted under the Director Plan. Under the Director Plan, upon retirement from, or any other termination of service from the Board, a share of Avanos common stock is issued for each restricted share unit. Column (b) does not take these awards into account because they do not have an exercise price.

Avanos Medical, Inc. Outside Directors' Compensation Plan

In 2014, our Board of Directors and our stockholders approved the Director Plan. A maximum of 400,000 shares of our common stock is available for grant under this plan. The Board may grant awards in the form of stock options, stock appreciation rights, restricted stock, restricted share units or any combination of cash, stock options, stock appreciation rights, restricted stock or restricted share units under this plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information in the sections of the 2026 Proxy Statement captioned "Other Information—Transactions with Related Persons" and "Corporate Governance—Director Independence" is incorporated in this Item 13 by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information in the sections of the 2026 Proxy Statement captioned "Principal Accounting Firm Fees" and "Audit Committee Approval of Audit and Non-Audit Services" under "Proposal 2. Ratification of Auditors" is incorporated in this Item 14 by reference.

Deloitte & Touche LLP issued its audit report on the consolidated financial statements from Atlanta, Georgia. Deloitte & Touche LLP's PCAOB ID number is 34.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) **Documents filed as part of this report.**

    1.   Financial statements.

        The financial statements are set forth under Item 8 of this Form 10-K.

    2.   Financial statement schedules.

        The following information is filed as part of this Form 10-K and should be read in conjunction with the financial statements contained in Item 8:

         • Report of Independent Registered Public Accounting Firm

        All other schedules have been omitted because they were not applicable or because the required information has been included in the financial statements or notes thereto.

    3.   Exhibits

Exhibit Number	Description
2.1	Distribution Agreement, dated October 31, 2014, by and between Halyard Health, Inc. and Kimberly-Clark Corporation, incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed on November 4, 2014
2.2	Merger Agreement, dated December 13, 2021, by and among Avanos Medical, Inc., Avent, Inc., Orthogen Merger Sub, Inc. and OrthogenRx, Inc., incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K filed on January 21, 2022
2.3	Purchase Agreement dated as of June 7, 2023 by and among Avanos Medical, Inc., the other Sellers party thereto and SunMed Group Holdings, LLC, incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q filed on August 9, 2023
2.4	First Amendment to Purchase Agreement dated as of October 2, 023 by and between Avanos Medical, Inc. and SunMed Group Holdings, LLC, incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed on October 2, 2023
3.1	Second Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 of our Current Report on Form 8-K filed on May 6, 2020
3.2	Sixth Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 of our Current Report on Form 8-K filed on May 6, 2020
4.1	First Amendment to Amended and Restated Credit Agreement, dated as of December 22, 2021, by and among Avanos Medical, Inc. and Citibank N.A., as administrative agent, incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K filed on January 21, 2022
4.2	Incremental Agreement, dated December 22, 2021, by and among Avanos Medical, Inc., the guarantors party thereto, the lenders party thereto, Citibank N.A., as administrative agent, and J.P. Morgan Chase Bank N.A. and MUFG Bank, LTD, as joint lead arrangers, incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K filed on January 21, 2022
4.3	Description of Avanos Medical, Inc. Securities, incorporated by reference to Exhibit 4.4 to our Annual Report on Form 10-K filed on February 19, 2021
4.4	Credit Agreement dated June 24, 2022 by and among Avanos Medical, Inc., the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. ("JPM") as administrative agent, MUFG Bank, Ltd. ("MFUG"), PNC Bank, National Association ("PNC") and U.S. Bank National Association ("U.S. Bank") as co-syndication agents, and JPM, MUFG, PNC and U.S. Bank as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 4.3 of our Quarterly Report on Form 10-Q filed on August 9, 2022
4.5	First Amendment dated June 26, 2024 to Credit Agreement dated June 24, 2022 by and among Avanos Medical, Inc., the guarantors party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A. ("JPM") as administrative agent, MUFG Bank, Ltd. ("MUFG"), PNC Bank, National Association ("PNC") and U.S. Bank National Association ("U.S. Bank") as co-syndication agents, and JPM, MUFG, PNC and U.S. Bank as joint lead arrangers and joint bookrunners, incorporated by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q filed on October 30, 2024

Exhibit Number	Description
10.1	Deferred Prosecution Agreement dated July 6, 2021, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 9, 2021
*10.2	Employment Offer Letter dated June 20, 2017 for Joseph Woody, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on June 23, 2017
*10.3	Employment Offer Letter dated March 22, 2018 for Arjun Sarker, incorporated by reference to Exhibit 10.1(a) to our Quarterly Report on Form 10-Q filed on May 2, 2018
*10.4	Employment Offer Letter dated December 12, 2019 for Michael Greiner, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 30, 2019
*10.5	Employment Offer Letter dated July 21, 2010 for William Haydon, incorporated by reference to Exhibit 10.1(a) to our Quarterly Report on Form 10-Q filed on November 3, 2020
*10.6	Employment Offer Letter dated May 21, 2021 for Mojirade James, incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 3. 2021
*10.7	Halyard Health, Inc. Equity Participation Plan, effective as of November 1, 2014, incorporated by reference to Exhibit 10.8 to our Current Report on Form 8-K filed on November 4, 2014
*10.8	Form of Award Agreement related to Halyard Health, Inc. Equity Participation Plan, incorporated by reference to Exhibit 10.9 to our Current Report on Form 8-K filed on November 4, 2014
*10.9	Form of Award Agreements, as amended, related to Halyard Health, Inc. Equity Participation Plan, incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K filed on February 19, 2021
*10.10	Halyard Health, Inc. Outside Directors' Compensation Plan, effective as of November 1, 2014, incorporated by reference to Exhibit 10.10 to our Current Report on Form 8-K filed on November 4, 2014
*10.11	Form of Terms and Conditions of Awards under the Halyard Health, Inc. Outside Directors' Compensation Plan, incorporated by reference to Exhibit 10.11 to our Current Report on Form 8-K filed on November 4, 2014
*10.12	Avanos Medical, Inc. Amended and Restated Executive Severance Plan, incorporated by reference to Exhibit 10.23 to our Quarterly Report on Form 10-Q filed on May 3, 2023
*10.13	Halyard Health, Inc. Amended and Restated Severance Pay Plan, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 31, 2017
*10.14	Avanos Medical, Inc. Employee Stock Purchase Plan, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed on August 7, 2019
*10.15	Avanos Medical, Inc. 2021 Long Term Incentive Plan, as amended, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed on July 13, 2023
*10.16	Form of Award Agreements related to the Avanos Medical, Inc. 2021 Long Term Incentive Plan, incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on August 3, 2021
*10.18	Retention Incentive Agreement dated May 20, 2022 by and between Avanos Medical, Inc. and David E. Ball, incorporated by reference to Exhibit 10.18 of our Quarterly Report on Form 10-Q filed on August 9, 2022
*10.19	Employment Offer Letter dated October 6, 2022 for Sudhakar Varshney, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed on February 21, 2023
*10.20	Amendment to Employment Offer Letter dated November 15, 2022 for Mojirade James, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed on February 21, 2023
*10.21	Amendment to Employment Offer Letter dated November 10, 2022 for Arjun Sarker, incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K filed on February 21, 2023
*10.22	Severance and Separation Agreement dated January 10, 2023 by and between Avanos Medical, Inc. and William D. Haydon, incorporated by reference to Exhibit 10.22 of our Quarterly Report on Form 10-Q filed on May 3, 2023
*10.23	Employment Offer Letter dated March 30, 2024 for Sigfrido Delgado, incorporated by reference to Exhibit 10.23 to Quarterly Report on Form 10-Q filed on July 31, 2024

Exhibit Number	Description
*10.24	Second Amendment to Employment Offer Letter dated June 21, 2024 for Mojirade James, incorporated by reference to Exhibit 10.24 to Quarterly Report on Form 10-Q filed on July 31, 2024
*10.25	Separation and Consulting Agreement, dated October 28, 2024, by and between Avanos Medical, Inc. and Joseph F. Woody, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on October 30, 2024
*10.26	Amendment date October 28, 2024 to Employment Offer Letter for Michael C. Greiner, incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on October 30, 2024
*10.27	Avanos Medical, Inc. Amended and Restated Executive Severance Plan, incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on October 30, 2024
*10.28	Consulting Agreement dated December 2, 2024 by and between Avanos Medical, Inc. and Blueprint Strategy and Management Consulting, LLC, incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on December 3, 2024
*10.29	Severance and Separation Agreement, dated December 1, 2025, by and between Avanos Medical, Inc. and Kerr Holbrook, filed herewith
*10.30	Severance and Separation Agreement, dated December 1, 2025, by and between Avanos Medical, Inc. and Mojirade James, filed herewith
19.1	Avanos Medical, Inc. Amended and Restated Policy on Insider Trading and Tipping, incorporated by reference to Exhibit 19.1 of our Annual Report on Form 10-K filed on February 21, 2024
21	Subsidiaries of the Corporation, filed herewith.
23	Consent of Independent Registered Public Accounting Firm, filed herewith.
24	Powers of Attorney, filed herewith.
31(a)	Section 302 CEO Certification, filed herewith.
31(b)	Section 302 CFO Certification, filed herewith.
32(a)	Section 906 CEO Certification, furnished herewith.
32(b)	Section 906 CFO Certification, furnished herewith.
*97.1	Avanos Medical, Inc. Incentive Compensation Clawback Policy, incorporated by reference to Exhibit 97.1 of our Annual Report on Form 10-K filed on February 21, 2024
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*Management contracts, compensatory plans or arrangements

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVANOS MEDICAL, INC.

February 24, 2026

By: /s/ Scott M. Galovan

Scott M. Galovan
Senior Vice President, Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ David C. Pacitti

David C. Pacitti

Chief Executive Officer
(Principal Executive Officer)

February 24, 2026

/s/ Scott M. Galovan

Scott M. Galovan

Senior Vice President, Chief Financial Officer
(Principal Financial Officer)

February 24, 2026

/s/ John J. Hurley

John J. Hurley

Controller
(Principal Accounting Officer)

February 24, 2026

Directors

Gary D. Blackford
Dr. Lisa Egbuonu-Davis
Indrani L. Franchini
Patrick J. O'Leary
Dr. Julie Shimer

By: /s/ John J. Hurley

John J. Hurley
Attorney-in-Fact

February 24, 2026